

motricity

2012 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-34781

Motricity, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-1059798**
(State of Incorporation)	(IRS Employer Identification No.)

601 West 26th Street
Suite 415
New York, NY 10001
(646) 957-6200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act:

13% Redeemable Series J Preferred Stock, par value $0.001 per share
Warrants, each to purchase one share of Common Stock at $0.65

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☐ (do not check if a smaller reporting company)	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

At June 30, 2012, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (based upon the closing sale price of such shares on NASDAQ on June 30, 2012) was approximately $23.5 million. Shares of Registrant's common stock held by each executive officer and director and by each entity or person that, to the Registrant's knowledge, owned 5% or more of Registrant's outstanding common stock as of June 30, 2012 have been excluded in that such persons may be deemed to be affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of March 1, 2013:

Title of Class	Number of Shares
Common Stock, $0.001 par value	46,733,246

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business.

Overview

Business Overview

Motricity, Inc. ("Motricity" or the "Company") is a provider of mobile data solutions serving mobile operators, consumer brands and enterprises, and advertising agencies. Our software as a service ("SaaS") based platform enables our customers to implement marketing, merchandising, commerce, and advertising solutions to engage with their target customers and prospects through mobile devices. Our integrated solutions span mobile optimized websites, mobile applications, mobile merchandising and content management, mobile messaging, mobile advertising and predictive analytics. Our solutions allow our customers to drive loyalty, generate revenue and re-engineer business processes to capture the advantages of a mobile enabled customer base.

To date, most of our revenue has come from our wireless carrier customers, but the increased use of smartphones and other mobile devices using so-called open operating systems (e.g., Android, iOS, Windows Mobile and Blackberry) has caused this business to decline rapidly. As previously announced, in anticipation of this decline, we increased the focus on our mobile media business and the services provided to advertisers and markets and expect that future growth will come from these activities. We exited most of our non-U.S. carrier business in 2012 and AT&T, our single largest customer, has given notice that it will terminate one of its contracts that accounted for approximately 40% of our annual revenue in each of 2011 and 2012. This revenue contributed positively to the Company's cash flow from operations during these periods. See *Part I, Item 1A—Risk Factors.*

Motricity, a Delaware corporation, was incorporated on March 17, 2004 under the name Power By Hand, Inc. ("PBH, Inc."). PBH, Inc. was formed as a new entity to be the surviving corporation in the merger of Pinpoint Networks, Inc. (the acquiring corporation for accounting purposes) and Power By Hand Holdings, LLC ("PBH Holdings"), which occurred on April 30, 2004. On October 29, 2004, we changed our name from Power By Hand, Inc. to Motricity, Inc. In 2007, we acquired the assets of the mobile division of InfoSpace, Inc. ("InfoSpace Mobile"). Located in Bellevue, Washington, InfoSpace Mobile was a provider of mobile content solutions and services for the wireless industry. On June 23, 2010, we completed our offering of 6,000,000 shares of common stock in an initial public offering. Our common stock is currently traded publicly on the NASDAQ Global Select Market under the symbol "MOTR."

On April 14, 2011, we acquired substantially all of the assets of Adenyo Inc. ("Adenyo") and its subsidiaries and assumed certain of Adenyo's liabilities (including those of its subsidiaries), pursuant to an Arrangement Agreement, dated as of March 12, 2011, by and among Adenyo Inc., Motricity Canada Inc. (formerly 7761520 Canada Inc.), Motricity, Inc. and the other parties thereto. The assets include Adenyo's interest in a subsidiary, equipment, software, accounts receivable, licenses, intellectual property, customer lists, supplier lists and contractual rights. Adenyo was a mobile marketing, advertising and analytics solutions provider with operations in the United States ("U.S."), Canada and France.

On July 24, 2012, we launched a rights offering pursuant to which each stockholder of record at the close of business on July 23, 2012 received a transferable subscription right entitling the holder thereof to subscribe for a unit at a subscription price of $0.65 per unit. Each unit consisted of 0.02599 shares of 13% Redeemable Series J preferred stock and 0.21987 warrants to purchase a share of common stock, as well as an over-subscription privilege. The rights offering was fully subscribed and we received $27.7 million in net proceeds from the rights offering, which closed on October 11, 2012.

Our operations are predominantly based in the U.S., with international operations in Canada and the United Kingdom ("UK"). As described below, we have exited our operations in India, the Asia Pacific region and France. We generated approximately 99%, 96% and 92% of our total revenue in the U.S. during the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the majority of our long-lived assets were located in the U.S.

Recent Developments

Overview. We have undergone significant changes over the past several months as described in more detail below. These changes have included: an increased focus on our mobile media business, exiting international operations, implementing cost reduction measures, exploring strategic and financing alternatives including a sale of our company, securing and amending a term loan, implementing changes in management, closing a fully subscribed rights offering and initiating procedures designed to help protect the long-term value of our substantial net operating loss carryforwards. During this period of transformation, we have continued to deliver value-added solutions and roll out new services to customers, and we have taken a number of proactive steps to evolve our strategy to rebuild the Company and lower operating expenses. We believe that these measures have helped improve our ability to take advantage of the growth opportunities in the mobile media industry.

The competitive landscape continues to affect our business. In North America, our wireless carrier business is continuing to experience downward pressures related to the mass adoption of smartphones at the expense of feature phones. While this transition has been underway for some time, our large carrier customers are reporting that this trend is accelerating faster than they expected and it is affecting revenues not just for Motricity, but for the industry. With the shift in our focus from large solution customization and implementation projects to mobile media and enterprise solutions, we have seen a downward trend in our carrier service revenue on a sequential basis and we believe that this trend will continue. We currently depend on a limited number of significant wireless carriers for a substantial portion of our revenues. Certain of our customers, including AT&T and Verizon, may terminate our agreements by giving advance notice. As noted below AT&T recently gave notice that it will terminate a contract with us that has historically accounted for a significant portion of our revenue. In light of these circumstances, we decided to accelerate our focus on our media business and this could reduce our revenues. See *Part I, Item 1A—Risk Factors.*

The continuing uncertainty surrounding worldwide financial markets and macroeconomic conditions has caused and may continue to cause our customers to decrease or delay their expansion, purchasing and promotional activities. Additionally, constrictions in world credit markets may cause our customers to experience difficulty securing the financing necessary to expand their operations and purchase our services. Economic uncertainty and unemployment have resulted in and may continue to result in cost-conscious consumers, which has adversely affected and may continue to adversely affect demand for our services. If the current adverse macroeconomic conditions continue, our business and prospects may continue to be negatively affected.

Strategic Review. Beginning in September 2011, with the assistance of GCA Savvian Advisors, LLC ("Savvian"), we explored strategic options, including a spin-off, sale or other transaction involving our carrier business and mobile media. After considering the indications of interest and offers received in this process, we decided to end the process of actively pursuing a sale of our business. As such, we decided to focus our resources on other strategic paths, including increasing the focus on our mobile media business and consummating the rights offering that closed on October 11, 2012. As part of our increased focus on our mobile media opportunities, we are pursuing new product development opportunities designed to enhance and expand our existing services, seeking to develop new technology that addresses the increasingly sophisticated and varied needs of our customers, and responding to technological advances and emerging industry standards and practices and license leading technologies that will be useful in our business in a cost-effective and timely way.

As discussed above, we are increasing our focus on our mobile media business. The realignment of our strategic path and consideration of financing options will continue to require management time and resources, while we simultaneously focus on developing new product offerings and reducing costs. We cannot assure that we will be successful in our efforts in obtaining financing, realigning our strategic path, or increasing our focus on our mobile media business. The uncertainty inherent in our strategic review can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees.

As of January 1, 2012, all of the operations related to India, the Asia Pacific region, our France subsidiary and our Netherlands subsidiary are reported as discontinued operations in the consolidated financial statements. The prior period operations related to these entities have also been reclassified as discontinued operations retrospectively for all periods presented.

To address the challenges presented by the market conditions and the other risks and uncertainties facing our business and to realign our strategic path, we have continued to implement cost saving measures, including a reduction in our workforce, the cancellation of some hiring plans, and a restructuring of our facilities and data centers. We continue to review our cost structure and may implement further cost saving initiatives. These measures are designed to realign our strategic path, streamline our business, improve the quality of our product offerings and implement cost saving measures. We cannot guarantee that we will be able to execute on our realigned strategic path, realize cost savings and other anticipated benefits from our cost saving efforts, or that such efforts will not interfere with our ability to achieve our business objectives. Moreover, the reduction in force and the realignment of our strategic path and other cost savings measures can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, may increase the likelihood of turnover of other key employees, and may have an adverse impact on our business. Our success will depend on our ability to successfully execute one or more financing alternatives, our ability to successfully develop and use new technologies and adapt our current and planned services to new customer requirements or emerging industry standards and expand our customer base and risks and uncertainties discussed in *Part I, Item 1A—Risk Factors.*

In light of our acquisitions of InfoSpace Mobile in December 2007 and of Adenyo in April 2011, our operating results only reflect the impact of those acquisitions from the acquisition date, and therefore comparisons with prior periods are difficult. As a result, our limited historical financial performance as owners of InfoSpace Mobile and the Adenyo business may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, our operating history includes business in geographic areas in which we are no longer active, and our U.S.-based wireless carrier business, which we anticipate will continue to decline during 2013, has resulted in revenue and profitability growth rates that may not be indicative of our future results of operations. For example, AT&T, our single largest customer, has given notice that it will terminate one of its contracts that accounted for approximately 40% of our annual revenue in each of 2011 and 2012. This revenue contributed positively to our cash flow from operations during these periods.

As a result of the foregoing factors, the recent significant changes in our company, the realignment of our strategic path and our exploration of financing alternatives, our historical results of operations are not necessarily indicative of the operating results to be expected in the future.

Liquidity and Capital Resources. On October 11, 2012, upon the closing of our rights offering, the revolving credit facility associated with our existing term loan from High River Limited Partnership ("High River") terminated pursuant to its terms. We did not borrow any sums under the revolving credit facility. We originally entered into the term loan on September 16, 2011, and amended it on November 14, 2011 and February 28, 2012, and added the revolving credit facility on May 10, 2012. The maturity date for the term loan is August 28, 2013. High River is beneficially owned by Mr. Carl C. Icahn, a beneficial holder (as defined by SEC rules), as of March 1, 2013, of approximately 30.4% of our outstanding shares of common stock and of approximately 95.5% of our Series J preferred stock. Mr. Brett M. Icahn, a director of the Company, is the son of Mr. Carl C. Icahn, and Mr. Hunter C. Gary, a director of the Company, is married to Mr. Carl C. Icahn's wife's daughter. The term loan, as amended, was approved by a committee comprised of disinterested directors of our Board of Directors.

On July 24, 2012, we launched a rights offering pursuant to which we distributed to holders of our common stock at the close of business on July 23, 2012 one transferable subscription right for every one share of common stock owned as of that date. Each subscription right, subject to certain limitations, entitled the holder thereof to subscribe for units consisting of shares of our 13% Series J preferred stock and warrants to purchase common stock at a subscription price of $0.65 per unit. The rights offering closed on October 11, 2012 and was fully subscribed. We received approximately $27.7 million in net proceeds from the rights offering.

We believe that our future cash flow from operations and available cash and cash equivalents will be sufficient to meet our liquidity needs for the next 12 months, but this may not be the case. Our liquidity may be affected by risks and uncertainties discussed in *Part I, Item 1A—Risk Factors.* Our longer-term liquidity and ability to execute on our longer term business plan is contingent on our ability to raise additional capital and on our not experiencing any events that may accelerate the payment of our term loan or cause redemption of our Series J preferred stock. Our ability to fund our capital needs also depends on our future operating performance, our ability to successfully realign our costs and strategic path, the effect of any financing alternatives we may pursue and our ability to meet financial covenants under any indebtedness we may incur.

We cannot assure that sufficient capital will be available on acceptable terms, if at all, or that we will generate sufficient funds from operations to repay our term loan when due or to adequately fund our longer term operating needs. If we are unable to raise sufficient funds, we may need to implement additional cost reduction measures and explore other sources to fund our longer term business needs and repay our term loan when due. Our failure to do so could result, among other things, in a default under our term loan, loss of our customers and a loss of our stockholders' entire investment. Our ability to meet our liquidity needs or raise additional funds may also be adversely affected by the legal proceedings we are subject to as described in more detail in *Part I, Item 3—Legal Proceedings.* Our operating performance may also be affected by risks and uncertainties discussed in *Part I, Item 1A—Risk Factors.* These risks and uncertainties may also adversely affect our short and long-term liquidity.

Management and Director Changes. On November 15, 2012, the employment of our President and Interim Chief Executive Officer James R. Smith, Jr., was terminated, and Richard Stalzer was appointed Chief Executive Officer. Mr. Stalzer was initially hired by the Company in January 2012 as President of our mobile marketing and advertising business when Charles P. Scullion, our Chief Strategy Officer and interim President of our mobile marketing and advertising business, resigned for good reason. Also on November 15, 2012, Nathan Fong was appointed Chief Operating Officer in addition to his role as our Chief Financial Officer which he assumed on June 12, 2012, and Richard Sadowsky, who had, since July of 2012, been serving as our General Counsel on secondment from SNR Denton US LLP, was appointed Chief Administrative Officer as well as General Counsel and began serving as an employee of the Company on January 1, 2013. The uncertainty inherent in our ongoing leadership transition can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. Further, on January 16, 2013, Lady Barbara Judge, CBE, a member of our board of directors resigned from her position as a director and as a member of our compensation committee and governance and nominating committee, effective immediately. Her decision to resign was not a result of any disagreement with the Company or its management. Also on January 16, 2013, the board of directors appointed Kevin Lewis as a director to fill the vacancies on the board of directors and on the compensation committee created by Lady Judge's resignation. The board of directors appointed James Nelson as a member of the Company's governance and nominating committee to fill the vacancy left by Lady Judge.

Sales Process. As a result of the exploration of a sale of all or a portion of our business, during September through December 2011 we received indications of interest to sell all or a portion of our business. At the end of 2011, after determining that none of the indications of interest received at that point were likely to result in a sale of the Company at a meaningful premium over the market price of our common stock and considering the uncertainty of consummating a transaction on favorable terms if at all, we ended the process led by Savvian. Nevertheless, we continued to receive and evaluate inquiries and offers from parties interested in acquiring our carrier business. These inquiries and offers included purchase prices of up to $40 million. These offers and inquiries were subject to due diligence, price adjustments, buyer contingencies and optionality, uncertainties, and other proposed transaction terms that ultimately led us to conclude, after lengthy negotiations and based on a recommendation by disinterested directors, to elect to retain our carrier business and the current positive cash flows it provides, and forego the cost and expense of pursuing a transaction that we did not believe would be completed at the price initially proposed, if at all. The carrier business is subject to the risks and uncertainties discussed in *Part I, Item 1A—Risk Factors*.

Listing on Nasdaq. On June 14, 2012, we received a letter from NASDAQ Staff advising that for the previous 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Global Select Market pursuant to NASDAQ Listing Rule 5450(a)(1). NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, we would be provided 180 calendar days, or until December 11, 2012, to regain compliance with the minimum bid price requirement. On December 13, 2012, we received the Delisting Notice notifying us that we did not regain compliance with the Minimum Bid Requirement and, accordingly would be delisted from The NASDAQ Global Select Market unless we requested a hearing before a NASDAQ Listing Qualifications Panel (the "Panel"). Accordingly, we timely submitted to NASDAQ a request for a hearing, which resulted in a stay of the suspension of trading of our common stock pending the conclusion of the hearing process and the expiration of any extensions granted by the Panel. On January 2, 2013, we received a third letter from NASDAQ advising us that our failure to meet the Proxy Solicitation and Annual Meeting Requirements serves as an additional basis for delisting our common stock. We presented our plan for regaining compliance with the Minimum Bid Requirement and the Proxy Solicitation and Annual Meeting Requirements at a hearing on January 31, 2013, and by letter, dated February 28, 2013, the Panel granted our request for continued listing, subject to, among other things, the requirement that we satisfy the $1.00 per share minimum bid requirement for the ten trading days prior to March 29, 2013 and that we solicit proxies and hold our annual meeting of stockholders by April 15, 2013. We subsequently requested additional time to comply with the Minimum Bid Requirement. However, there can be no assurances that the Panel will grant our request or that the Company will be able to achieve or maintain compliance with the NASDAQ continued listing requirements. See Part I, Item 1A—*Risk Factors*.

Our solutions and services

Motricity provides a number of solutions and services for mobile operators, brands and agencies, including relevance-driven mobile advertising, mobile marketing, mobile merchandising, and predictive analytics solutions that help enable advertising agencies, consumer brands and enterprises, and mobile operators to deliver mobile optimized, consumer-centric experiences that drive interaction, content consumption and commerce across the mobile ecosystem. Motricity seeks to break through the complexity of the mobile data ecosystem by providing a comprehensive set of hosted, managed service offerings which enable our customers to deliver customized, branded mobile data experiences.

For agencies, consumer brands and enterprises, we deliver customer-centric mobile marketing and advertising experiences aided by precision audience segmenting, profiling and targeting, mobile content enablement and optimization and support for both standard and rich media campaigning. Motricity's solutions are crafted to provide our customers and partners with intelligent and innovative ways to attract and engage users across mobile messaging, mobile sites and smartphone and tablet applications through all mobile phones and tablets. Our cross-platform support and dynamic rendering based on device are intended to enable companies to send the right message, to the right audience, at the right time, which can translate to higher conversion rates and brand engagement.

Motricity Portal/Connect. Motricity Portal/Connect is an operator-branded 'front door' to the mobile Internet where a user can access the content that matters to them on a real-time basis. From news, sports, weather, email, social networking and messaging, to mobile account and eCare information, Motricity Portal/Connect delivers a means for users to access their set of localized, personalized and customized content. With Motricity Portal/Connect, mobile operators can create a feature rich, visually appealing environment to deliver user-relevant content, services and offers across a wide range of target devices. Motricity Portal/Connect was developed to drive service adoption and increases usage of mobile data services.

Motricity Marketplace. Motricity Marketplace enables mobile operators to respond to the demand for innovative mobile content, applications and widgets with personalized mobile shopping experience. Motricity Marketplace simplifies the complex world of mobile commerce through the delivery of a relevance-driven merchandising solution.

Motricity Marketplace provides a mobile commerce solution for mobile operators. Users can get the wide range of content, applications and widgets that are available across the carriers mobile data ecosystem and developers can make available their complete offerings. Motricity Marketplace aggregates content, applications and widgets from a variety of sources including device OEMs and third-party providers into one easy-to-reach and easy-to-use mobile shopping destination.

Motricity MobileCast. Motricity MobileCast is a next generation content management solution that delivers real-time, consumer relevant content to a wide range of smartphones. This offering is designed to give smartphone subscribers real-time, zero touch access to all the relevant content, applications, goods and services they care about most, directly to their 'phonetop.'

Motricity MobileCast is designed to offer mobile operators and enterprise brands the ability to deliver a wide range of content types (HTML5, audio, video, text) to smartphone operating systems. It also includes easy-to-use publishing tools intended to reduce the time to design and develop marketing campaigns, giving marketers greater control. Motricity MobileCast also is designed to make it easier for marketers to track their campaigns through a suite of reporting and insight generation tools, enabling results reporting and real-time adjustment and optimization of campaigns.

Motricity Gateway. Motricity Gateway delivers a solution for rapid delivery of wireless messaging and content, helping communications, offers and promotions get to customers on time. Motricity Gateway also provides the ability for companies to charge for the delivery of digital products by leveraging the wireless carrier billing facilities. Motricity Gateway's Billing Manager is designed to handle complex operator requirements for efficient handling of billing, and offers user-friendly features that enhance service offerings and increase revenue opportunities.

Motricity Site Designer. Motricity Site Designer enables companies to leverage the reach, communication and advertising opportunities only mobile can offer. Using Motricity Site Designer, mobile operators, enterprise brands and advertising agencies have the ability to create mobile Websites, microsites and landing pages that deliver audience-relevant content, offers and promotions that are mobile optimized for different devices from feature phones, to HTML5 and rich-media mobile web optimized experiences on smartphones and tablets.

Motricity Campaign Manager. Motricity Campaign Manager enables our customers to plan, develop, execute and measure marketing, sales and customer readiness strategies over the mobile channel allowing them to influence customers making decisions on the go. With support for both push and pull messaging campaigns and robust opt-in user management, Motricity Campaign Manager provides flexible solutions that help simplify the complexity of the mobile channel for our customers and partners.

Motricity Insights. Motricity Insights is a SaaS-based tool that makes enterprise-class predictive analytics, profiling and prospect targeting a viable option for a marketer, combining customer profiling, reporting, predictive modeling, scoring, mapping, targeting and suppression into an end-to-end process. Motricity Insights enables agencies, advertisers and corporate marketing teams to build revenue, create customer loyalty and deliver a more consistent return on investment across campaigns.

Motricity Insights is designed to accelerate the prospect identification process, delivering profiling, filtering, segmentation and targeting without requiring analytics expertise or dedicated in-house statistical teams. Motricity Insights is designed to assist marketers with creating analytics models to understand market size, propensity to buy and concentration.

Voltari-Connect. Voltari-Connect provides targeting capabilities to identify and attract mobile audiences based on customer preferences and interests. By investing in predictive analytics, Motricity delivers an interactive mobile experience that drives engagement to help increase customer acquisition and retention and distinguish its customers' brand from the competition. Motricity Ad Manager, helps our customers deliver offerings for enterprises to connect with their prospects and customers through mobile advertising campaigns across messaging, wap/web and native smartphone and tablet applications.

Our professional services include the following:

Solution consulting. Our solution professionals actively engage with customers to define mobile trends, analyze effectiveness of existing solutions and recommend programs and solutions to enhance the mobile data subscriber experience. Our solution professionals assist our customers to optimize their mobile data strategies.

Mobile design. Our mobile design professionals enable wireless carriers to create unique, integrated mobile experiences for their mobile subscribers. We employ functional and technical design techniques across a number of design elements including subscriber experience, wireless network and mobile device features, system integration and processes. We have a comprehensive library of designs and tools that help us leverage our skill set across the mobile data ecosystem.

Solution implementation. Our implementation professionals provide expertise in different phases of the implementation process, including customization, configuration, integration, system launch and ongoing enhancement and maintenance.

Operational management and customer support. Once our products and solutions are deployed, we provide support services to our customers to maintain and monitor their service deployment, including content and technology management, the introduction of new phones and system billing and settlement. We also provide customer support to wireless carriers and their ecosystem of partners to resolve issues directly relating to the performance of our solutions if there is a problem.

Sales and marketing

We market and sell a wide range of mobile data services solutions to wireless carriers as well as mobile marketing and advertising solutions to brands and agencies through our sales organization. As of March 1, 2013, our sales and marketing organization consisted of 40 employees located predominantly in North America.

Sales. We have teams focused on selling to wireless carriers, enterprise customers, and brands and agencies. Employees in our sales support and sales engineering group are engaged during the design and implementation process to offer insight into customer requirements, technical solutions and cost evaluation.

Marketing and product management. Our marketing and product management organizations focus on defining our product requirements, educating wireless carriers, media and industry analysts on our managed services approach, building brand awareness and supporting the efforts of the sales organization. We market our solutions through industry events, public relations efforts, sales materials and our Internet site. In addition, we work with brands and agencies to help them better understand the opportunity and value that mobile solutions bring to their go-to-market approaches and offerings. We believe the combination of these efforts creates awareness of our business, solutions and managed services approach, which helps drive our overall business growth.

Customers and vendors

Customers

We have agreements to provide messaging services, such as standard text messaging programs and premium (paid) content delivery, to a wide array of entertainment, marketing and other customers. We offer our mobile services to customers based on a variety of pricing models, including cost-per-thousand ("CPM"), cost-per-click ("CPC"), cost-per-action ("CPA") and cost-per-installation ("CPI"). Under performance-driven CPA and CPC pricing models, from which we currently derive a significant portion of our revenue, customers only pay us if we provide the results they specify. These results-based pricing models differ from fixed-rate pricing models, like CPM, under which the fee is based on the number of times the ad is shown, without regard to its effectiveness. As a result, under our contracts with customers that provide for us to be paid on a CPC, CPA or CPI basis, we must be able to develop effective ad campaigns that result in the desired actions being taken by consumers.

Further, as discussed below, we have established strategic relationships with industry-leading wireless carriers. We depend on a limited number of customers for a substantial portion of our revenues. The loss of a key customer or any significant adverse change in the size or terms of a contract with a key customer could significantly reduce our revenues.

Wireless carriers. We have customer agreements with some of the top U.S. wireless carriers. We provide various services, including portal and/or marketplace services for these carriers. In addition, we have agreements with a wide range of U.S. wireless carriers for connectivity to our enterprise gateway. Our agreements vary as to the services we provide to each carrier and how we charge for those services. We charge using a combination of professional services fees, variable activity-based fees, revenue sharing arrangements and fixed monthly fees. Some of our agreements contain per subscriber fees for portal services and revenue sharing arrangements for marketplace services. Some of our agreements also contain service level agreements under which we commit to certain availability and performance metrics and are subject to financial penalties if we fail to perform at the agreed upon level.

AT&T Mobility. On December 17, 2012, we received notice from AT&T, our largest customer by revenue, that it is terminating the Second Amended and Restated Wireless Service Agreement #0001429 dated July 22, 2005 between the Company and AT&T, as amended, and all services thereunder (the "Portal Agreement") effective June 30, 2013 pursuant to its right to termination for convenience thereunder. Under the Portal Agreement, the Company hosts AT&T's MediaNet and ATT.net portals in exchange for a monthly fee based on the number of subscribers, with a volume discount, as well as certain other fixed fees. In 2011 and 2012, the Portal Agreement accounted for 39% and 42%, respectively, of the Company's revenue. This revenue contributed positively to the Company's cash flow from operations during these periods. The portal agreement contains service level agreements under which we commit to certain availability and performance metrics and are subject to financial penalties if we fail to perform at the agreed upon level. The Master Service Agreement, dated as of October 1, 2010, between the Company and AT&T, pursuant to which the Company hosts AT&T's AppCenter storefront (the "AppCenter Agreement"), remains in effect. The AppCenter agreement will expire on September 30, 2013, but AT&T has the right to terminate on 30 days notice prior to that.

Verizon Wireless. After AT&T, our largest customer is Cellco Partnership (d.b.a. Verizon Wireless) ("Verizon"). We host Verizon's portals under our 2004 WAP 2.0 Hosting Agreement. Under our Verizon portal agreement, we receive a monthly fee based on the number of subscribers, with a volume discount, as well as certain fixed fees. The portal agreement contains service level agreements under which we commit to certain availability and performance metrics and are subject to financial penalties if we fail to perform at the agreed upon level. Pursuant to an amendment to the 2004 WAP 2.0 Hosting Agreement entered into on June 30, 2010, the term of the Agreement was extended to June 30, 2012. After such date, Verizon Wireless may extend the term for up to two additional one year terms, which extension shall occur automatically unless Verizon provides notice of intent not to renew at least ninety days prior to the end of the then-current term. After June 30, 2014, the term will be automatically renewed for successive one year periods unless either party provides written notice of termination. Verizon may terminate the agreements for convenience.

Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our customers' spending. For example, many advertisers devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday purchasing. Our operating cash flows could fluctuate materially from period to period as a result.

Vendors

We utilize strategic relationships with offshore and domestic vendors to increase technical resource capacity in the areas of technical development and quality assurance. We have expanded these relationships to assist in the growing of our product development efforts. On an as needed basis, these vendors can also be utilized to assist in sales engineering and demonstration development. We have agreements in place with our vendors, particularly offshore vendors, that allow us to properly manage and oversee vendor activities across the organization.

We have a strategic relationship with GlobalLogic, Inc. ("GlobalLogic"), a leading software research and development company with over 3,000 employees providing services worldwide. Initially, GlobalLogic assisted us with customer implementation and custom projects, and we now use the company to supplement our Product Development group. Our Master Services Agreement with GlobalLogic became effective on September 30, 2008, and it expires on December 29, 2013. We may terminate this agreement upon breach or change in control, or without cause upon 90 days' notice. The agreement includes the option to convert GlobalLogic employees to Motricity employees for a fee.

We commit significant resources to research and development. Research and development expenses for the years ended December 31, 2010, 2011 and 2012 were $8.7 million, $11.7 million and $1.5 million, respectively. Given recent changes in our business there is no guarantee that we will continue to spend at these levels in research and development. We anticipate reduced needs in certain areas and increased needs in other areas of our business for research and development. There are also no assurances that our research and development efforts will be successful or that we will be able to capitalize on the investments. This transition additionally adds risk to the productivity and realization of our research and development investments.

Competition

The mobile data communications market for products and services continues to be competitive and fragmented. The widespread and rising adoption of open industry standards, rapidly changing technology trends and burgeoning consumer demand has made it easier for new market entrants, existing competitors and non-traditional players to introduce new products and services that compete with our products. With the rapid growth and adoption of mobile data services, along with the increased demand for mobile marketing and advertising solutions, we expect competition to increase. As such, we believe there are a number of important factors to compete effectively in our market, including:

- strong mobile data expertise;
- scalable and highly reliable products and services;
- advanced user interface capabilities and subscriber insight;
- continued innovation to stay ahead of the market and the technology curve;
- knowledge and delivery capabilities across a wide array of content and applications;
- service integration capabilities across a wide range of devices, networks and standards;
- sufficient scale and operational efficiencies to be able to offer the most cost effective solutions;
- high level of customer support;
- ability to onboard a wide range of devices and content;
- adaptability to rapidly changing demand, technology and products external to our offerings;
- comprehensive premium semi-blind ad network;
- rich media ad creation; and
- reporting capabilities.

We offer our customers a range of solutions, and as a result, we compete with, among others, Amdocs and Ericsson in the carrier portal and marketplace businesses, and with Sybase, OpenMarket, Ericsson, mBlox and other wireless messaging providers in our messaging aggregation business. The competition in the mobile advertising and enterprise business is highly fragmented with many players who are solely focused on these segments and others where these businesses are a smaller part of their larger business. Some of our significant competitors include Vibes, Augme and iLoop in our mobile messaging and campaign manager business. We compete with Netbiscuits, July Systems and Usablenet in mobile optimized web sites, and we compete with interactive marketing agencies and independent developers to build native smartphone and tablet applications. We compete with Millennial, Jumptap and Mojiva in our mobile advertising and ad network business. Additionally, we face the risk that our customers may seek to develop in-house products as an alternative to those currently being provided by us. Traditional digital players and major mobile ecosystem providers, such as Google, Microsoft, Apple and Yahoo, are in fierce competition over market share in the mobile advertising and enterprise space.

Intellectual property

Our intellectual property is an essential element of our business. We rely on a combination of trademark, copyright, trade secret, patent and other intellectual property laws of the U.S. and other countries, as well as confidentiality agreements and license agreements to protect our intellectual property. Our intellectual property includes trademarks, patents, copyrights, trade secrets, and we are involved in licensing arrangements. Our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works.

Our core intellectual property is our software that we use to provide services to our customers. We generally host all of our software, although some customers have the right to self-host in some circumstances. We rely primarily on copyright and trade secrets to protect our software and other technology. We do not routinely register our copyrights in our software. Trade secrets are difficult to protect, but we seek to protect our proprietary technology and processes by, in part, confidentiality agreements with our employees, consultants, and other contractors.

We are the owner of trademarks registered with the United States Patent and Trademark office and internationally, including MOTRICITY and MCORE.

Employees

As of March 1, 2013, we have approximately 152 employees. None of our employees are represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages.

Available Information

We maintain a website at www.motricity.com. The information on or available through our website is not, and should not be considered, a part of this report. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as well as other reports relating to us that are filed with or furnished to the Securities and Exchange Commission (the "SEC") free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. In addition, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

Item 1A. Risk Factors.

The following risk factors should be considered carefully in addition to the other information contained in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Statements" in Management's Discussion and Analysis of Financial Condition and Results of Operations. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Annual Report on Form 10-K. Additional risks and uncertainties that management is not aware of or that are currently deemed immaterial may also adversely affect our business operations. If any of the following risks materialize, our business, financial condition or operating results could be materially adversely affected.

Our failure to raise additional capital or generate the cash flows necessary to repay any amounts outstanding under our term loan when due and to maintain and expand our operations and invest in our services could result in a default under our term loan and reduce our ability to continue normal operations. We may not have sufficient capital to pay amounts outstanding under our term loan when due or to redeem our Series J preferred stock if the holders of such stock require us to do so. This could adversely affect our ability to continue normal operations and could result in the loss of your entire investment.

We believe that our future cash flow from operations and available cash and cash equivalents will be sufficient to meet our liquidity needs for the next twelve months. This, however, may not be the case. Our longer-term liquidity and ability to execute on our longer term business plan is contingent on our ability to raise additional capital and on our not experiencing any events that may accelerate the payment of our term loan. Our ability to fund our capital needs also depends on our future operating performance, our ability to successfully realign our costs and strategic path, the effect of any financing alternatives we may pursue and our ability to meet financial covenants under any indebtedness we may incur. We may also need to raise additional capital to execute our longer term business plan, including to complete planned upgrades and enhancements to our products and services, increase our investment in capital equipment to support new and existing customers, extend our marketing and sales efforts, and make strategic acquisitions if attractive opportunities become available. Our future capital requirements will depend on many factors, including our future operating performance, our ability to successfully realign our costs and strategic path, the time and cost of our service enhancements, the rate of growth of the mobile media and enterprise business, the rate of mobile data subscriber growth, the acceptance rate of mobile devices as multi-functional computing platforms, the demand for wireless applications, the time and cost of successfully entering into new customer contracts and the amount of investment needed to achieve our sales and marketing objectives.

If we raise additional capital in an equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock and/or Series J preferred stock could decline. If we engage in debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. We may not be able to raise any additional capital that we may require on terms acceptable to us or at all. Our failure to do so could result, among other things, in a default under our term loan, loss of our customers and a loss of your entire investment.

We may not have sufficient capital to pay any amounts outstanding under our term loan when due or to redeem our Series J preferred stock if the holders of such stock require us to do so. This could adversely affect our ability to continue normal operations and could result in the loss of your entire investment.

Events outside our control, such as a change in control, which includes a person becoming a beneficial owner of securities representing at least 50% of the voting power of our company, a sale of substantially all of our assets, and certain business combinations and mergers, which cause a change of 20% or more of the voting power of our company, an ownership change adversely affecting our ability to use our net operating loss carryforwards and related tax benefits and our ability to implement measures intended to preserve our net operating loss carryforwards and related tax benefits, give the holders of our Series J preferred stock a right to require us to redeem their Series J preferred stock and may result in the acceleration of our term loan.

Our term loan may be accelerated if the right of our Series J preferred stockholders to require us to redeem their shares of Series J preferred stock is triggered or if we experience an ownership change (within the meaning of Section 382 of the Code) as described above. We do not have control over some of these triggering events, and if any of these events were to occur and we were required to repay any amounts outstanding under our term loan or redeem our Series J preferred stock, we may not have sufficient capital to do so or to continue normal operations and you could lose your entire investment.

We are increasing our focus on our mobile media business and have deemphasized our wireless carrier business. If we are unable to successfully realign our business to focus on our mobile media business our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Historically, we depended on a limited number of significant wireless carriers for a substantial portion of our revenues. For the year ended December 31, 2011, we generated approximately 58% and 21% of our total revenue from contracts with AT&T and Verizon, respectively. For year ended December 31, 2012, we generated approximately 61% and 15% of our total revenue from contracts with AT&T and Verizon, respectively. On December 17, 2012, our largest customer, AT&T provided us with notice that it would be terminating the Second Amended and Restated Wireless Service Agreement and all services thereunder (effective June 30, 2013) pursuant to its right to termination for convenience thereunder. AT&T also has the right to terminate the AppCenter Agreement with us on 30 days notice. Our other significant customer, Verizon, may terminate our agreements by giving advance notice. In light of that we have decided to wind up our United States carrier business and increase our focus on our mobile media business. See *Part I, Item 1—Business*. This could result in lower revenues than expected and increased business development, marketing and sales expenses and cause our business to be less profitable and our results of operations to be adversely affected. There are no assurances that we will be able to generate sufficient revenues from our other customers.

Our business could be adversely affected if we do not implement procedures designed to help protect the long-term value of our substantial net operating loss carryforwards.

We believe we have U.S. net operating loss carryforwards (NOLs) totaling approximately $332.6 million as of December 31, 2012 that we may carry forward as potential tax deductions until they expire between 2019 and 2032. The Company also believes that these NOLs are not currently subject to any limitation under Section 382 of the Internal Revenue Code of 1986 (the "Code"). NOLs benefit the Company by offsetting U.S. federal taxable income dollar-for-dollar by the amount of the NOLs, thereby reducing or eliminating the our U.S. federal corporate income tax (other than the U.S. federal alternative minimum tax) on such income. The benefit of the NOLs to us can be reduced or eliminated under Section 382 of the Code if we experience an "ownership change," as defined in Section 382 of the Code. An ownership change can occur through one or more acquisitions of our stock, whether occurring contemporaneously or pursuant to a single plan, by which stockholders or groups of stockholders, each of whom owns or is deemed to own directly or indirectly at least 5% of our stock, increase their ownership of our stock by more than 50 percentage points within a three-year period.

There are currently no restrictions in place that prohibit transfers of our common stock that would jeopardize the NOLs. If we do not implement such restrictions, an ownership change could occur, which would severely limit our ability to use the NOLs. If we are not able to implement measures intended to protect our NOLs by April 9, 2013, or if such an ownership change does occur, the holders of our $30 million of Series J preferred stock would have the right to redeem their shares and the repayment of our $20 million term loan may be accelerated. If we are required to redeem the Series J preferred stock and repay our term loan, we may not have sufficient capital to do so or to continue normal operations, and you could lose your entire investment.

If we implement measures designed to preserve the use of our net operating losses and related tax benefits by, among other measures, restricting direct or indirect transfers of our common stock and common stock warrants to the extent such transfers would affect the percentage of stock that is treated as owned by a five percent stockholder, your ability to transfer your shares of common stock and common stock warrants may be limited.

If we implement measures designed to preserve the use of our NOLs and related tax benefits by, among other measures, restricting direct or indirect transfers of our common stock and common stock warrants to the extent such transfers would affect the percentage of stock that is treated as owned by a five percent stockholder, your ability to transfer your shares of common stock and common stock warrants may be limited.

Our common stock could be delisted from NASDAQ.

On June 14, 2012, we received a letter from NASDAQ Staff advising that for the previous 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Global Select Market pursuant to NASDAQ Listing Rule 5450(a)(1). NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, we would be provided 180 calendar days, or until December 11, 2012, to regain compliance with the minimum bid price requirement. On December 13, 2012, we received the Delisting Notice notifying us that we did not regain compliance with the Minimum Bid Requirement and, accordingly would be delisted from The NASDAQ Global Select Market unless we requested a hearing before a NASDAQ Listing Qualifications Panel (the "Panel"). Accordingly, we timely submitted to NASDAQ a request for a hearing, which resulted in a stay of the suspension of trading of our common stock pending the conclusion of the hearing process and the expiration of any extensions granted by the Panel. On January 2, 2013, we received a third letter from NASDAQ advising us that our failure to meet the Proxy Solicitation and Annual Meeting Requirements serves as an additional basis for delisting our common stock. We presented our plan for regaining compliance with the Minimum Bid Requirement and the Proxy Solicitation and Annual Meeting Requirements at a hearing on January 31, 2013, and by letter, dated February 28, 2013, the Panel granted our request for continued listing, subject to, among other things, the requirement that we satisfy the $1.00 per share minimum bid requirement for the ten trading days prior to March 29, 2013 and that we solicit proxies and hold our annual meeting of stockholders by April 15, 2013. We subsequently requested additional time to comply with the Minimum Bid Requirement. However, there can be no assurances that the Panel will grant our request or that the Company will be able to achieve or maintain compliance with the NASDAQ continued listing requirements.

We operate in an intensely competitive industry, and we may not be able to compete successfully.

The market for mobile media services is highly competitive, with numerous companies providing mobile advertising services. We compete with, among others, Google Inc. and Apple Inc., both of which are significantly larger than we are and have more capital to invest in their mobile advertising businesses. They, or other companies that offer competing mobile media solutions, may establish or strengthen cooperative relationships with their mobile operator partners, brand advertisers, app developers or other parties, thereby limiting our ability to promote our services and generate revenue. Competitors could also seek to gain market share from us by reducing the prices they charge to advertisers and other customers. Other companies that offer analytics, mediation, exchange or other third-party services may also become intermediaries between mobile advertisers and thereby compete with us. Any of these developments would make it more difficult for us to sell our services and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

The market for mobile media services may deteriorate or develop more slowly than expected, which could harm our business.

Advertising and marketing using mobile connected devices is still a relatively new business activity. Advertisers have historically spent a smaller portion of their marketing and advertising budgets on mobile media as compared to traditional methods, such as television, newspapers, radio and billboards, or online advertising over the internet, such as placing banner ads on websites. Future demand and market acceptance for mobile media services is uncertain. Many advertisers still have limited experience with mobile advertising and may continue to devote larger portions of their advertising budgets to more traditional offline or online personal computer-based advertising, instead of shifting additional advertising resources to mobile advertising. In addition, our current and potential advertiser and marketing clients may ultimately find mobile media services to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and they may even reduce their spending on mobile media from current levels as a result. If the market for mobile advertising deteriorates, or develops more slowly than we expect, we may not be able to increase our revenue.

Our business is dependent on the continued growth in usage of smartphones, tablets and other mobile connected devices.

Our business depends on the continued proliferation of mobile connected devices, such as smartphones and tablets, that can connect to the internet over a cellular, wireless or other network, as well as the increased consumption of content through those devices. Consumer usage of these mobile connected devices may be inhibited for a number of reasons, such as:

- inadequate network infrastructure to support advanced features beyond just mobile web access;
- users' concerns about the security of these devices;
- inconsistent quality of wireless connections;
- unavailability of cost-effective, high-speed internet service; and
- changes in network carrier pricing plans that charge device users based on the amount of data consumed.

For any of these reasons, users of mobile connected devices may limit the amount of time they spend on these devices and the number of apps they download on these devices. If user adoption of mobile connected devices and consumer consumption of content on those devices do not continue to grow, our total addressable market size may be significantly limited, which could compromise our ability to increase our revenue and to become profitable.

If mobile connected devices, their operating systems or content distribution channels develop in ways that prevent our services from being delivered to their users, our ability to grow our business will be impaired.

Our business model depends upon the continued compatibility of our Voltari-Connect platform with most mobile connected devices, as well as the major operating systems that run on them and the thousands of apps that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom we do not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers, such as Verizon, AT&T or T-Mobile, may also take steps to limit their customers' ability to download apps or access specified content on mobile devices.

In some cases, the parties that control the development of mobile connected devices and operating systems include companies that are our competitors. For example, Apple controls two of the most popular mobile devices, the iPhone and the iPad, as well as the iOS operating system that runs on them. Apple also controls the App Store for downloading apps that run on Apple's mobile devices. Similarly, Google controls the Android operating system and, following its recent acquisition of Motorola Mobility, it now controls a significant number of additional mobile devices. If our platform were unable to service these devices or operating systems, either because of technological constraints or because a maker of these devices or developer of these operating systems wished to impair our ability to provide ads on them, our ability to generate revenue could be significantly harmed.

We do not control the mobile networks over which we provide our services.

Our mobile media business is dependent on the reliability of network operators and carriers who maintain sophisticated and complex mobile networks, as well as our ability to deliver ads and services on those networks at prices that enable us to realize a profit. Mobile networks have been subject to rapid growth and technological change, particularly in recent years. We do not control these networks.

Mobile networks could fail for a variety of reasons, including new technology incompatibility, the degradation of network performance under the strain of too many mobile consumers using the network, a general failure from natural disaster or a political or regulatory shut-down. Individuals and groups who develop and deploy viruses, worms and other malicious software programs could also attack mobile networks and the devices that run on those networks. Any actual or perceived security threat to mobile devices or any mobile network could lead existing and potential device users to reduce or refrain from mobile usage or reduce or refrain from responding to the services offered by our customers. If the network of a mobile operator should fail for any reason, we would not be able to effectively provide our services to our clients through that mobile network. This in turn could hurt our reputation and cause us to lose significant revenue.

Mobile carriers may also increase restrictions on the amounts or types of data that can be transmitted over their networks. We currently generate different amounts of revenue from our customers based on the kinds of ads we deliver, such as display ads, rich media ads or video ads. In some cases, we are paid by advertisers on a CPM basis depending on the number of ads shown. In other cases, we are paid on a CPC, CPA or CPI basis depending on the actions taken by the mobile device user. Different types of ads or services consume differing amounts of bandwidth and network capacity. If a network carrier were to restrict the amounts of data that can be delivered on that carrier's network, or otherwise control the kinds of content that may be downloaded to a device that operates on the network, it could negatively affect our pricing practices and inhibit our ability to deliver targeted advertising or marketing to that carrier's users, both of which could impair our ability to generate revenue.

Mobile connected device users may choose not to allow advertising on their devices.

The success of our mobile media business model depends on our ability to deliver targeted, highly relevant ads and services to consumers on their mobile connected devices. Targeting is effected primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a device's location or data collected when device users view an ad, a message or a video or when they click on or otherwise engage with an ad. Users may elect not to allow data sharing for a number of reasons, such as privacy concerns, or pricing mechanisms that may charge the user based upon the amount or types of data consumed on the device. Users may also elect to opt out of receiving targeted advertising or marketing. In addition, the designers of mobile device operating systems are increasingly promoting features that allow device users to disable some of the functionality, which may impair or disable the delivery of ads or services on their devices, and device manufacturers may include these features as part of their standard device specifications. Although we are not aware of any such products that are widely used in the market today, as has occurred in the online advertising industry, companies may develop products that enable users to prevent ads or messages from appearing on their mobile device screens. If any of these developments were to occur, our ability to deliver effective campaigns on behalf of our mobile media clients would suffer, which could hurt our ability to generate revenue and become profitable.

We may not be able to enhance our platform to keep pace with technological and market developments.

The market for mobile media services is characterized by rapid technological change, evolving industry standards and frequent new service introductions. To keep pace with technological developments, satisfy increasing customer requirements, maintain the attractiveness and competitiveness of our mobile media solutions and ensure compatibility with evolving industry standards and protocols, we will need to regularly enhance our current services and to develop and introduce new services on a timely basis. Our inability, for technological, business or other reasons, to enhance, develop, introduce and deliver compelling mobile advertising services in response to changing market conditions and technologies or evolving expectations of advertisers or mobile device users could hurt our ability to grow our business and could result in our platform becoming obsolete.

Our mobile media business depends on our ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of our services and cause us to lose clients and revenue.

When we deliver an ad or a service to a mobile device, we are often able to collect anonymous information placement and the reactions of the mobile device user, such as whether the user visited a landing page or watched a video. We may also be able to collect information about the user's mobile location. As we collect and aggregate this data provided by billions of ad impressions, we analyze it in order to optimize the placement and scheduling of ads and the offer of services. For example, we may use the collected information to limit the number of times a specific ad or opportunity is presented to the same mobile device, to provide an ad or opportunity to only certain types of mobile devices, or to provide a report to an advertiser client on the number of its ads that were clicked.

Although the data we collect is not personally identifiable information, our clients might decide not to allow us to collect all or a portion of this data or might limit our use of this data. Any limitation on our ability to collect data about user behavior and interaction with mobile device content or to use the data we collect could make it more difficult for us to deliver effective mobile advertising programs that meet the demands of our clients.

Although our contracts with advertisers generally permit us to aggregate data from advertising campaigns, these clients might nonetheless request that we discontinue using data obtained from their campaigns that have already been aggregated with other clients' campaign data. It would be difficult, if not impossible, to comply with these requests, and these kinds of requests could also cause us to spend significant amounts of resources. Interruptions, failures or defects in our data collection, mining, analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze mobile device user data from our clients' advertising campaigns. If that happens, we may not be able to optimize the placement of advertising or opportunities, which could make our services less valuable, and, as a result, we may lose clients and our revenue could decline.

Our business depends in part on our ability to collect and use location-based information about mobile connected device users.

Our business model depends in part upon our ability to collect data about the location of mobile connected device users when they are interacting with their devices, and then to use that information to provide effective targeted advertising on behalf of our advertising clients. Our ability to either collect or use location-based data could be restricted by a number of factors, including new laws or regulations, technology or consumer choice. Limitations on our ability to either collect or use location data could impact the effectiveness of our platform and our ability to target ads.

Our business practices with respect to data could give rise to liabilities or reputational harm as a result of governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.

In the course of providing our services, we transmit and store information related to mobile devices, the ads we place and the services we deliver including a device's geographic location for the purpose of delivering targeted location-based ads or opportunities to the user of the device. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we collect across our mobile advertising platform. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure, or perceived failure, by us to comply with U.S. federal, state, or international laws, including laws and regulations regulating privacy or consumer protection, could result in proceedings or actions against us by governmental entities or others. We are aware of several ongoing lawsuits filed against companies in our industry alleging various violations of privacy-related laws. These proceedings could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, adversely affect the demand for our services and ultimately result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless our clients from the costs or consequences of inadvertent or unauthorized disclosure of data that we store or handle as part of providing our services.

The regulatory framework for privacy issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the mobile industry in particular. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to location-based services, collection or use of data to target ads and communication with consumers via mobile devices.

The U.S. government, including the Federal Trade Commission, or FTC, and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. The FTC has also proposed revisions to the Children's Online Privacy Protection Act, or COPPA, that could, if adopted, create greater compliance burdens on us. COPPA imposes a number of obligations, such as obtaining parental permission, on website operators to the extent they collect certain information from children who are under 13 years old. The proposed changes would broaden the applicability of COPPA, including the types of information that would be subject to these regulations, and could apply to information that we or our clients collect through mobile devices or apps that is not currently subject to COPPA.

Compliance with regulations that differ from country to country may also impose substantial burdens on our business. In particular, the European Union has traditionally taken a broader view as to what is considered personal information and has imposed greater obligations under data privacy regulations. In addition, individual EU member countries have had discretion with respect to their interpretation and implementation of the regulations, which has resulted in variation of privacy standards from country to country. In January 2012, the European Commission announced significant proposed reforms to its existing data protection legal framework, including changes in obligations of data controllers and processors, the rights of data subjects and data security and breach notification requirements. The EU proposals, if implemented, may result in a greater compliance burden if we deliver ads to mobile device users in Europe. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could compromise our ability to effectively pursue our growth strategy.

Seasonal fluctuations in mobile advertising and marketing activity could adversely affect our cash flows.

Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our customers' spending. For example, many advertisers devote the largest portion of their budgets to the fourth quarter of the calendar year, to coincide with increased holiday purchasing. Our operating cash flows could fluctuate materially from period to period as a result.

We do not have long-term agreements with our clients, and we may be unable to retain key clients, attract new clients or replace departing clients with clients that can provide comparable revenue to us.

Our success requires us to maintain and expand our current client relationships and to develop new relationships. Our contracts with our mobile media clients generally do not include long-term obligations requiring them to purchase our services and are cancelable upon short or no notice and without penalty. As a result, we may have limited visibility as to our future mobile media revenue streams. There can be no assurance that our mobile media clients will continue to use our services or that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenue.

Our mobile media sales efforts require significant time and expense.

Attracting new mobile media clients requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to potential advertiser clients who do not currently spend on mobile advertising or are unfamiliar with our current services or platform. Furthermore, many of our clients' purchasing and design decisions typically require input from multiple internal constituencies. As a result, we must identify those involved in the purchasing decision and devote a sufficient amount of time to presenting our services to each of those individuals.

We often need to spend substantial time and effort educating potential mobile media clients about our offerings, including providing demonstrations and comparisons against other available services. This process can be costly and time-consuming. If we are not successful in streamlining our sales processes with advertisers, our ability to grow our business may be adversely affected.

If we do not achieve satisfactory results under performance-based pricing models, we could lose clients and our revenue could decline.

We offer our mobile services to customers based on a variety of pricing models, including CPM, CPA, CPC and CPI. Under performance-driven CPA and CPC pricing models, from which we currently derive a significant portion of our revenue, customers only pay us if we provide the results they specify. These results-based pricing models differ from fixed-rate pricing models, like CPM, under which the fee is based on the number of times the ad is shown, without regard to its effectiveness. As a result, under our contracts with customers that provide for us to be paid on a CPC, CPA or CPI basis, we must be able to develop effective ad campaigns that result in the desired actions being taken by consumers. If we are not able to perform effectively under these arrangements, it could hurt our reputation and could cause our revenues to decline.

If we cannot increase the capacity of our mobile media technology platform to meet advertiser or device user demand, our business will be harmed.

We must be able to continue to increase the capacity of our Voltari-Connect technology platform in order to support substantial increases in the number of advertisers, marketers and device users, to support an increasing variety of mobile media formats and to maintain a stable service infrastructure and reliable service delivery. If we are unable to efficiently and effectively increase the scale of our mobile marketing platform to support and manage these developments and the expected increase in mobile device users, while also maintaining a high level of performance, the quality of our services could decline and our reputation and business could be seriously harmed. In addition, if we are not able to support emerging mobile media formats or services preferred by potential customers, we may be unable to obtain new customers or may lose existing clients, and, in either case, our revenue could decline.

If we fail to detect click fraud or other invalid clicks on ads or messages, we could lose the confidence of our mobile media clients, which would cause our business to suffer.

Our mobile media business relies on delivering positive results to our clients. We are exposed to the risk of fraudulent and other invalid clicks or conversions that clients may perceive as undesirable. Because of their smaller sizes as compared to personal computers, mobile device usage could result in a higher rate of accidental or otherwise inadvertent clicks by a user. Invalid clicks could also result from click fraud, where a mobile device user intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others, and we are unable to detect and prevent it, the affected customers may experience or perceive a reduced return on their investment. High levels of invalid click activity could lead to dissatisfaction with our services, refusals to pay, refund demands or withdrawal of future business. Any of these occurrences could damage our brand and lead to a loss of customers and revenue.

System failures could significantly disrupt our operations and cause us to lose customers or advertising inventory.

Our success depends on the continuing and uninterrupted performance of our own internal systems, which we utilize to place ads and opportunities, monitor the performance of advertising and marketing campaigns and manage our inventory of advertising space. Our revenue depends on the technological ability of our platform to deliver ads and opportunities and measure them on a CPM, CPC, CPA or CPI basis. Sustained or repeated system failures that interrupt our ability to provide services to clients, including technological failures affecting our ability to deliver ads quickly and accurately and to process mobile device users' responses to ads and opportunities, could significantly reduce the attractiveness of our services to advertisers and reduce our revenue. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious human acts and natural disasters. In addition, any steps we take to increase the reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures.

Activities of our mobile media clients could damage our reputation or give rise to legal claims against us.

Our clients' promotion of their products and services may not comply with federal, state and local laws, including, but not limited to, laws and regulations relating to mobile communications. Failure of our clients to comply with federal, state or local laws or our policies could damage our reputation and expose us to liability under these laws. We may also be liable to third parties for content in the ads we deliver if the artwork, text or other content involved violates copyrights, trademarks or other intellectual property rights of third parties or if the content is defamatory, unfair and deceptive, or otherwise in violation of applicable laws. Although we generally receive assurance from our advertisers that their ads are lawful and that they have the right to use any copyrights, trademarks or other intellectual property included in an ad, and although we are normally indemnified by the advertisers, a third party or regulatory authority may still file a claim against us. Any such claims could be costly and time-consuming to defend and could also hurt our reputation within the mobile advertising industry. Further, if we are exposed to legal liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend significant resources.

Competition for our employees is intense and failure to retain and recruit skilled personnel could negatively affect our financial results as well as our ability to maintain relationships with clients, service existing and new contracts, and drive future growth.

We provide sophisticated mobile data delivery platforms and services to our customers. To attract and retain customers and service our existing and new contracts, we believe we need to demonstrate professional acumen and build trust and strong relationships, and that we must retain, identify, recruit, and motivate new hardware and software engineers, programmers, technical support personnel and marketing and sales representatives. Competition is intense for skilled personnel with engineering, product development, technical and marketing and sales experience, and we may not be able to retain and/or recruit individuals that possess the necessary skills and experience, or we may not be able to employ these individuals on acceptable terms and conditions, or at all. Moreover, competition has been increasing the cost of hiring and retaining skilled professionals as, among other reasons, other companies in the technology sector may offer more compensation, particularly in the form of equity awards. Recent business challenges, the realignment of our strategic path, including our decision to end the process of selling our carrier business, reductions in force and changes in our executive management team have also increased turnover of our skilled personnel and we may continue to experience such turnover in the future. Our business and growth may suffer if we are unable to retain current personnel and hire other skilled personnel.

We are exploring various financing alternatives and considering our strategic direction as a whole. We may experience difficulties in consummating financing alternatives and realigning our strategic path, and any such alternatives and realignment of our strategic path may not lead to the achievement of desired results and this may cause concern among customers and adversely affect our business, our liquidity, and our ability to retain employees.

We cannot assure that we will be successful in exploring, pursuing or consummating any financing alternatives or in realigning our strategic path. Moreover, the process of exploring financing, realigning our strategic path, and effecting cost reductions may be disruptive to our business. An inability to effectively manage the process could materially and adversely affect our business, financial condition or results of operations. If we are not able to consummate financing or to successfully realign our strategic path and manage the reduction of our costs, our liquidity, capital resources and our business may be adversely affected.

Our ongoing leadership transition could have a material adverse impact on our business, operating results or financial condition.

In January 2012, we hired Richard Stalzer as President of our mobile marketing and advertising business, and Charles P. Scullion, our Chief Strategy Officer and interim President of our mobile marketing and advertising business, resigned for good reason. In August 2011, James R. Smith, Jr., our former President and Chief Operating Officer, assumed the role of interim Chief Executive Officer and his employment with the company subsequently terminated effective November 15, 2012, at which time Mr. Stalzer was appointed Chief Executive Officer. Additionally, on May 21, 2012, we entered into an employment offer letter with Nathan Fong pursuant to which Mr. Fong commenced serving as our Chief Financial Officer on June 12, 2012. Effective November 15, 2012, Mr. Fong assumed the additional role of Chief Operating Officer. Further, Richard Sadowsky who had, since July of 2012, been serving as our General Counsel on secondment from SNR Denton US LLP, was appointed Chief Administrative Officer as well as General Counsel to begin serving as an employee of the Company commencing January 1, 2013. The uncertainty inherent in our ongoing leadership transition can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. Our ongoing leadership transition could have a material adverse impact on our business, operating results or financial condition.

We implemented cost saving measures in the third and fourth quarters of 2011, 2012 and the first quarter of 2013 and may implement additional cost saving measures in the future. If we are not successful in implementing future cost savings initiatives, our operating results and financial condition could be adversely affected. We may also experience an adverse impact on our business as a result of the reduction in force.

In the third and fourth quarters of 2011, 2012 and the first quarter of 2013, we implemented a reduction in our global workforce, canceled hiring plans and implemented other cost saving measures. These measures were designed to realign our strategic path, streamline our business, improve quality and integrate our acquisition of Adenyo. We continue to review our cost structure and may implement further cost saving initiatives. We cannot guarantee that we will be successful in implementing such initiatives, or that such efforts will not interfere with our ability to achieve our business objectives. Moreover, a reduction in force can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, may increase the likelihood of turnover of other key employees, and may have an adverse impact on our business.

Any material weaknesses in our internal controls over financial reporting or failure to maintain proper and effective internal controls could impair our ability to produce accurate and timely financial statements and investors' views of us could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can manage our business and produce accurate financial statements on a timely basis is a costly and time-consuming effort. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Beginning with fiscal year 2011, we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing this assessment. Our compliance with Section 404 has required and will continue to require that we incur additional expense and expend management time on compliance-related issues.

As of September 30, 2011, we found material weaknesses in our internal control over financial reporting and concluded that our disclosure controls and procedures were not effective. These material weaknesses were properly remediated as of December 31, 2011 and our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011. If we fail to maintain proper internal controls, our business could be adversely affected, our ability to predict our cash needs, and the market's confidence in our financial statements could decline and the market price of our common stock could be adversely affected.

Our product development investments may not lead to successful new services or enhancements.

We expect to continue to invest in research and development for the introduction of new products and enhancements to existing services designed to improve the capacity, data processing rates and features of our services. Particularly with our increased emphasis on the mobile enterprise and marketing business, we must also continue to develop new products and services while we continue to develop existing features and to improve functionality of our platform based on specific customer requests and anticipated market needs. Research and development in the mobile data services industry, however, is complex, expensive and uncertain. We believe that we must continue to dedicate a significant amount of resources to research and development efforts to maintain our competitive position. If we are not able to expend sufficient capital on such research and development or if our efforts do not lead to the successful introduction of service enhancements that are competitive in the marketplace, there could be a material adverse effect on our business, operating results, financial condition and market share.

Our business is susceptible to risks associated with international sales and operations.

We are no longer in business in India, the Asia Pacific region, France and the Netherlands and are generally evaluating our business outside North America. We continue to operate in the UK and Canada. As a result, we are subject to the additional risks of conducting business outside the U.S., which may include:

- increased costs and resources related to any discontinuation or divestitures of operation in such jurisdictions;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties managing and staffing international operations;
- unexpected changes in, or impositions of, legislative, regulatory or tax requirements and burdens of complying with a wide variety of foreign laws and other factors beyond our control;
- compliance with anti-corruption and bribery laws, including the Foreign Corrupt Practices Act of 1977;
- changes in diplomatic, trade or business relationships;
- foreign currency fluctuations that may substantially affect the dollar value of our revenue and costs in foreign markets; and
- increased financial accounting and reporting burdens.

We have a history of net operating losses and may continue to suffer losses in the future.

For the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and 2012, we had net losses of approximately $77.9 million, $78.0 million, $16.3 million, $7.0 million, $195.4 million and $34.2 million, respectively. If we cannot become profitable, our financial condition will deteriorate further, and we may be unable to achieve our business objectives.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology could be adversely affected.

Our business relies upon certain unpatented or unregistered intellectual property rights and proprietary information, including the mCore platform. Consequently, although we take measures to keep our key intellectual property rights and proprietary information confidential, we may not be able to protect our technology from independent invention by third parties. We currently attempt to protect most of our key intellectual property through a combination of trade secret, copyright and other intellectual property laws and by entering into employee, contractor and business partner confidentiality agreements. Such measures, however, provide only limited protection, and under certain circumstances we may not be able to prevent the disclosure of our intellectual property, or the unauthorized use or reverse engineering or independent development of our technology. This may allow our existing and potential competitors to develop products and services that are competitive with, or superior to, our services. Further, we may choose to expand our international presence. However, many of these countries' intellectual property laws are not as stringent as those of the U.S. Effective patent, copyright, trademark and trade secret protections may be unavailable or limited in some foreign countries. As a result, we may not be able to effectively prevent competitors in these countries from using or infringing our intellectual property rights, which would reduce our competitive advantage and ability to compete in these regions or otherwise harm our business. In the future, we may also have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and divert our management's attention and resources. In addition, such litigation may not be successful.

Future legislation may impede our ability to realize the tax benefits of the NOLs.

It is possible that legislation or regulations will be adopted that would limit our ability to use the tax benefits associated with the NOLs. We are not aware, however, of any proposed changes in the tax laws or regulations that would materially affect our ability to use the NOLs.

We may not be able to make use of the existing tax benefits of the NOLs because we may not generate taxable income.

The use of the NOLs is subject to uncertainty because it is dependent upon the amount of taxable income and capital gains generated by us and our consolidated subsidiaries We have not, to date, generated taxable income on an annual basis, and there can be no assurance that we will have sufficient taxable income or capital gains in future years to use the NOLs before they begin expiring at varying dates starting in 2019.

The IRS could challenge the amount of the NOLs or claim that we experienced an ownership change, which could reduce the amount of NOLs that we can use.

The amount of the NOLs has not been audited or otherwise validated by the IRS. The IRS could challenge the amount of the NOLs, which could result in an increase in our future income tax liability. In addition, calculating whether an ownership change has occurred is subject to uncertainty, both because of the complexity and ambiguity of Section 382 of the Code and because of limitations on a publicly traded company's knowledge as to the ownership of, and transactions in, its securities. Therefore, we cannot assure you that a governmental authority will not claim that we experienced an ownership change and attempt to reduce or eliminate the benefit of the NOLs even if we are successful in implementing the protective measures subjecting our stock to transfer restrictions.

We expect that our revenue will fluctuate, which could cause our stock price to decline.

Any significant delays in the deployment of our services, unfavorable sales trends in our existing service categories, or changes in the spending behavior of wireless carriers could adversely affect our revenue growth. If our revenue fluctuates or does not meet the expectations of securities analysts and investors, our stock price would likely decline. Further, much of our revenue is based on managed services, which include a variable component that can fluctuate on a quarterly basis based on subscriber usage and acceptance of our media-based products.

We provide service level commitments to our wireless carrier customers, which could cause us to incur financial penalties if the stated service levels are not met for a given period and could significantly reduce our revenue.

Some of our customer agreements with wireless carriers provide service level commitments on a monthly basis. Our service level commitment varies by customer. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability and/or degraded performance of our service, we may incur financial penalties. Our revenue could be significantly impacted if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers. The failure to meet our contractual level of service availability may require us to credit affected customers for a significant portion of their monthly fees, not just the value for the period of the downtime. As a result, failure to deliver services for a relatively short duration could result in our incurring significant financial penalties. Service level penalties represented 4% of total revenue in 2008, 1% of total revenue in 2009 and in 2010, and less than 1% of total revenue in 2011 and 2012. Any system failure, extended service outages, errors, defects or other performance problems with our managed and professional services could harm our reputation and may damage our customers' businesses.

We use datacenters to deliver our platform and services and any disruption of service at these facilities could harm our business.

We host our services and serve all of our customers from various datacenter facilities located around the U.S. Several of our datacenter facilities are operated by third parties. We do not control the operations at the third-party facilities. All of these facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events. They also could be subject to break-ins, computer viruses, denial of service attacks, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the third-party facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Although we maintain off-site tape backups of our customers' data, we do not currently operate or maintain a backup datacenter for any of our services, which increases our vulnerability to interruptions or delays in our service. Interruptions in our services might harm our reputation, reduce our revenue, cause us to incur financial penalties, subject us to potential liability and cause customers to terminate their contracts other than in the customer-owned facility.

Capacity constraints could disrupt access to our services, which could affect our revenue and harm our reputation.

Our service goals of performance, reliability and availability require that we have adequate capacity in our computer systems to cope with the volume of traffic through our service delivery platforms. If we are successful in growing the size and scope of our operations, we will need to improve and upgrade our systems and infrastructure to offer our customers and their subscribers enhanced services, capacity, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business rises, with no assurance that our revenues will grow. If our systems cannot be expanded in a timely manner to cope with increased traffic we could experience disruptions in service, lower customer and subscriber satisfaction and delays in the introduction of new services. Any of these problems could impair our reputation and cause our revenue to decline.

Our solutions may contain undetected software errors, which could harm our reputation and adversely affect our business.

Our solutions are highly technical and have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our solutions may only be discovered after a solution has been deployed and used by our wireless carrier customers. Any errors, defects or security vulnerabilities discovered in our solutions after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention away from the business and adversely affect the market's perception of us and our services. In addition, if our business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, our operating results and financial condition could be adversely affected.

If we are successful in realigning our strategic path and grow our business yet fail to manage such future growth effectively, our business could be harmed.

In the past, such as from 2006 to 2010, our revenue from continuing operations has grown. This growth placed significant demands on our management, operational and financial infrastructure. If we are to be able to grow effectively in the future and to manage such growth, if achieved, we must succeed in the realignment of our strategic path and improve and continue to enhance our managerial, operational and financial controls, and train and manage our employees. We must also manage new and existing relationships with customers, suppliers, business partners and other third parties. These activities will require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization during periods of growth, our profit margins may decrease, and we may be unable to achieve our business objectives.

In 2011 and 2012, we recognized significant impairment losses related to our goodwill and intangible assets. We may also recognize impairment losses for subsequent periods which would adversely affect our financial results.

We are required under U.S. GAAP to test goodwill for impairment annually and to assess our amortizable intangible assets, including capitalized software costs, and long-lived assets, as well as goodwill, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Based on the presentation of our operations in India and the Asia Pacific region as well as of our subsidiaries in France and the Netherlands as discontinued operations on a retrospective basis, we recorded impairment charges of $140.5 million and $5.8 million in 2011 and 2009, respectively. Factors which have led to impairments include significant decline of our market capitalization below the book value of our net assets, changes in business strategy, restructuring of the business in connection with acquisitions, actual performance of acquired businesses below our expectations and expiration of customer contracts. Unanticipated events or changes in circumstances could adversely affect our ability to recover the carrying value of some or all of these assets. Based upon an anticipated reduction in the performance of our carrier business, primarily as a result of the loss of our contract with AT&T, as well as a sustained decline in our stock price resulting in a market capitalization below the book value of our net assets, we recorded impairment charges of $27.4 million in 2012. We may recognize additional impairment for subsequent periods. In addition, we may make additional acquisitions in the future which would increase the amount of such assets on our books that would be subject to potential future impairment. In the event any of our current or future assets became impaired the associated impairment charge could adversely impact our results of operations.

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.

Our business activities involve the use, transmission and storage of confidential information. We believe that we take commercially reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If such unauthorized disclosure or access does occur, we may be required, under existing and proposed laws, to notify persons whose information was disclosed or accessed. We may also be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information may result in the termination of one or more of our commercial relationships and/or a reduction in customer confidence and usage of our services, which would have a material adverse effect on our business, operating results and financial condition.

We may be subject to liability for our use or distribution of information that we receive from third parties.

As part of our business, we obtain content and commercial information from third parties. When we distribute this information, we may be liable for the data contained in that information. There is a risk that we may be subject to claims related to the distribution of such content such as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights and product or service liability, among others. Laws or regulations of certain jurisdictions may also deem some content illegal, which may expose us to additional legal liability. We also gather personal information from subscribers in order to provide personalized services. Gathering and processing this personal information may subject us to legal liability for, among other things, defamation, negligence, invasion of privacy and product or service liability. We are also subject to laws and regulations, both in the U.S. and abroad, regarding the collection and use of subscriber information. If we do not comply with these laws and regulations, we may be exposed to legal liability. Some of the agreements by which we obtain content do not contain indemnity provisions in our favor. Even if a given contract does contain indemnity provisions, they may not cover a particular claim or type of claim or the party granting indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made. Any liability that we incur as a result of content we receive from third parties could adversely affect our results of operations.

Actual or perceived security vulnerabilities in mobile devices and privacy concerns related to mobile device technology could negatively affect our business.

The security of mobile devices and wireless networks is critical to our business. Individuals or groups may develop and deploy viruses, worms and other malicious software programs that attack mobile devices and wireless networks. Security experts have identified computer worms targeted specifically at mobile devices. Security threats could lead some mobile subscribers to reduce or delay their purchases of mobile content and applications in an attempt to protect their data privacy and reduce the security threat posed by viruses, worms and other malicious software. Wireless carriers and device manufacturers may also spend more on protecting their wireless networks and mobile devices from attack, which could delay adoption of new mobile devices that tend to include more features and functionalities that facilitate increased use of mobile data services. Actual or perceived security threats, and reactions to such threats, could reduce our revenue or require unplanned expenditures on new security initiatives.

Lawsuits have been filed against us and certain of our current and former directors and officers, which could divert management's attention and adversely affect our business, results of operations and cash flows.

Lawsuits have been filed against us and certain of our current and former directors and officers in the U.S. District Court, Western District of Washington at Seattle alleging various violations of federal securities laws and of state law, including breaches of fiduciary duties and unjust enrichment, relating to alleged false and misleading statements and omissions made by us in our registration statement for our initial public offering, subsequent reports filed with the SEC and other press releases and public statements. As these cases are at a very early stage, at this time, we are not able to predict the probability of the outcome or estimate of loss, if any, related to these matters. However, these types of litigation often are expensive and divert management's attention and resources. As a result, any of such claims, whether or not ultimately successful, could adversely affect our business, results of operations and cash flows.

Claims by others that we infringe their intellectual property rights could force us to incur significant costs.

We cannot be certain that our services do not and will not infringe the intellectual property rights of others. Many parties in the telecommunications and software industries have begun to apply for and obtain patent protection for innovative proprietary technologies and business methods. Given that our platform interacts with various participants in the mobile data ecosystem, existing or future patents protecting certain proprietary technology and business methods may preclude us from using such proprietary technology or business methods, or may require us to pay damages for infringement or fees to obtain a license to use the proprietary technology or business methods (which may not be available or, if available, may be on terms that are unacceptable), or both, which would increase our cost of doing business. In addition, litigation concerning intellectual property rights and the infringement of those rights, including patents, trademarks and copyrights, has grown significantly over the last several years and is likely to grow further in the future. If we become the subject of infringement claims, we may be forced into litigation, which will require us to devote significant resources and management's time and attention to defend against such infringement claims. If it is determined that our services infringe the intellectual property rights of a third party, we may be required to pay damages or enjoined from using that technology or forced to obtain a license (which may not be available or, if available, may be on terms that are unacceptable) and/or pay royalties to continue using that technology. The assertion of intellectual property infringement claims against our technology could have a material adverse effect on our business, operating results and financial condition.

We may engage in acquisitions, dispositions and exits that could disrupt our business, cause dilution to our stockholders and harm our business, operating results or financial condition.

We may make selective domestic and international acquisitions of, and investments in, businesses that offer new products, services and technologies, augment our market coverage, and/or enhance our technological capabilities. Acquisitions and investments outside of the U.S. involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We have ceased doing business in India, the Asia Pacific region, France and the Netherlands and continue to re-evaluate our overall international operations and may also dispose of certain businesses or assets or close existing businesses; such dispositions or closures may have an adverse effect on our business. Acquisitions, dispositions and exits in the high-technology sector are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions, dispositions or exits will be successful and will not materially adversely affect our business and operations. In addition, the integration of any business we acquire may require that we incur significant restructuring charges. Acquisitions involve numerous risks, including difficulties in integrating the operations, management information systems and internal controls, technologies, products, and personnel of the acquired companies, particularly companies with overlapping business segments and widespread operations and/or complex products, such as Adenyo. Integration may be a difficult, drawn out process further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management's attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business' technology, difficulties in entering markets in which we have no or limited direct prior experience, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products and services, there can be no assurance that product or service enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

Any acquisition may also cause us to assume liabilities, record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operations. Any future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our leverage and, in the case of equity financing, would be dilutive to our existing stockholders. Any decline in our perceived credit- worthiness associated with an acquisition could adversely affect our ability to borrow and result in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition or disposition, and could adversely affect our business, operating results, and financial condition.

Government regulation of the mobile industry is evolving, and unfavorable changes or our failure to comply with regulations could harm our business and operating results.

As the mobile industry continues to evolve, we believe greater regulation by federal, state or foreign governments or regulatory authorities becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information and other mobile marketing regulations could affect our and our customers' ability to use and share data, potentially reducing our ability to utilize this information for the purpose of continued improvement of the overall mobile subscriber experience. In addition, any regulation of the requirement to treat all content and application provider services the same over the mobile Internet, sometimes referred to as net neutrality regulation, could reduce our customers' ability to make full use of the value of our services. Further, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations to access the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the mobile Internet and the viability of mobile data service providers, which could harm our business and operating results. Finally, any further or more restrictive regulation of the ability of wireless carriers to include charges for goods and services in a mobile subscriber's bill or their ability to offer up these capabilities to third parties, such as ourselves, on a bill-on-behalf-of basis could negatively affect our business.

Our use of open source software could limit our ability to commercialize our services.

We have incorporated open source software into our services. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our services. In that event, we could be required to seek licenses from third parties in order to continue offering our services, to re- engineer our products or to discontinue sales of our services, any of which could materially adversely affect our business.

The market price of our common stock, our Series J preferred stock and our common stock warrants may be highly volatile or may decline regardless of our operating performance.

Broad market and industry factors may adversely affect the market price of our common stock, our Series J preferred stock and our common stock warrants, regardless of our actual operating performance. Factors that could cause wide fluctuations in the stock price may include, among other things:

- actual or anticipated variations in our financial condition and operating results;
- overall conditions or trends in our industry;
- addition or loss of significant customers;
- competition from existing or new products;
- changes in the market valuations of companies perceived by investors to be comparable to us;
- announcements by us or our competitors of technological innovations, new services or service enhancements;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures or capital commitments;
- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
- additions or departures of key personnel;
- changes in the estimates of our operating results or changes in recommendations by any securities or industry analysts that elect to follow our common stock; and
- sales of our common stock by us or our stockholders, including sales by our directors and officers.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Our common stock price has declined significantly since our IPO in 2010 and may continue to do so as a result of the above described factors as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. We are subject to this type of litigation and may be the target of additional litigation of this nature. Such securities litigation could result in substantial costs and a diversion of our management's attention and resources, whether or not we are successful in such litigation.

Mr. Carl C. Icahn indirectly owns a significant amount of our common and Series J preferred stock and the note issued under our term loan, he has a relationship with two of our directors, our charter waives the corporate opportunity doctrine as it relates to funds affiliated with him and he may have interests that diverge from those of other stockholders.

Mr. Carl C. Icahn controls approximately 14.5% of the voting power of our common stock as of March 1, 2013. Further, as a result of exercising his basic subscription privilege and oversubscription privilege in full in the recently completed rights offering, he holds 95.5% of our Series J preferred stock, which has limited voting rights, and he holds common stock warrants, that if exercised in full, would bring his voting power to 30.4%. Transactions could be difficult to complete without the support of Mr. Carl C. Icahn. It is possible that Mr. Carl C. Icahn may not support transactions, director appointments and other corporate actions that other stockholders would support. In addition, Mr. Brett M. Icahn, one of our directors, is the son of Mr. Carl C. Icahn, and Mr. Hunter C. Gary, another of our directors, is married to Mr. Carl C. Icahn's wife's daughter.

In our certificate of incorporation, we renounce and provide for a waiver of the corporate opportunity doctrine as it relates to the funds affiliated with Koala Holding LP, an affiliate of Mr. Carl C. Icahn, Technology Crossover Ventures, and any person or entity affiliated with these investors. As a result, Mr. Carl C. Icahn and entities controlled by him will have no fiduciary duty to present corporate opportunities to us. These exempted persons are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are directed by the exempted persons to themselves or their other affiliates instead of to us.

In addition, on September 16, 2011, we entered into, and on November 14, 2011 and February 28, 2012, we amended, a $20 million term loan with High River, which is secured by substantially all of our assets and is guaranteed by two of our subsidiaries, mCore International and Motricity Canada. High River is beneficially owned by Mr. Carl C. Icahn. The principal and interest are due and payable at maturity on August 28, 2013. The term loan provides High River with a right to accelerate the payment of the term loan if, among others, we experience an ownership change (within the meaning of Section 382 of the Code) that results in a substantial limitation on our ability to use our NOLs and related tax benefits or if the shares of our Series J preferred stock or any other shares of preferred stock we may issue become redeemable at the option of the holders or if we are required to pay the liquidation preference for such shares.

Our historical financial statements may not be indicative of future performance.

In light of our acquisitions of the mobile division of InfoSpace in December 2007 and of Adenyo in April 2011, our operating results only reflect the impact of those acquisitions from the acquisition date, and therefore comparisons with prior periods are difficult. As a result, our limited historical financial performance as owners of the mobile division of InfoSpace and the Adenyo business may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, our operating history includes business in geographic areas in which we are no longer active, all of which has resulted in revenue and profitability growth rates that may not be indicative of our future results of operations. As a result, the price of our common stock may be volatile. As of January 1, 2012, all of the operations related to India, the Asia Pacific region, our France subsidiary and our Netherlands subsidiary are reported as discontinued operations in the consolidated financial statements and we updated the historical consolidated financial statements in order to present the results of our operations in India and the Asia Pacific region as well as of our subsidiaries in France and the Netherlands as discontinued operations on a retrospective basis for the years ended December 31, 2011 and 2010. As a result of the foregoing factors, the recent significant changes in our company, the realignment of our strategic path and our exploration of financing alternatives, our historical results of operations are not necessarily indicative of the operating results to be expected in the future.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these reports or analysts. If any of the analysts who cover our company downgrades our stock, or if our operating results do not meet the analysts' expectations, our stock price could decline. Moreover, if any of these analysts ceases coverage of our company or fails to publish regular reports on our business, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

We have not paid or declared dividends in the past, and do not plan to pay or declare dividends in the future, other than in connection with the recently completed rights offering and dividends payable on Series J preferred stock, and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never declared or paid any dividends on our common stock and currently, other than the distribution of subscription rights pursuant to the recently completed rights offering and dividends payable on Series J preferred stock described herein, do not expect to declare or pay dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business and the payment of dividends on our Series J preferred stock. Any determination to pay dividends on our common stock in the future will be at the discretion of our board of directors. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our term loan and the terms of our Series J preferred stock when issued and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

A holder of our Series J Preferred Stock who causes an ownership change, which results in a substantial limitation on our ability to use our net operating losses and related tax benefits or whose shares were not voted in favor of the net operating loss protective measures, cannot require redemption of his shares upon such a triggering event. This could make it more difficult for you to trade your shares of Series J preferred stock and could limit the price that investors might be willing to pay in the future for shares of our Series J preferred stock.

A holder of our Series J Preferred Stock who causes an ownership change, which results in a substantial limitation on our ability to use our net operating losses and related tax benefits or whose shares were not voted in favor of the net operating loss protective measures, cannot require redemption of his shares upon such a triggering event. This may operate as a restriction on the transferability of the shares of Series J preferred stock and could limit the price that investors might be willing to pay in the future for shares of our Series J preferred stock.

Our common stock is ranked junior to our Series J preferred stock.

Our common stock is ranked junior to our Series J preferred stock. The outstanding Series J preferred stock has a preference upon our dissolution, liquidation or winding up of our company in respect of assets available for distribution to our stockholders. Furthermore, the holders of our Series J preferred stock may require us to redeem their shares of Series J preferred stock in connection with a change in control, which includes a person becoming a beneficial owner of securities representing at least 50% of the voting power of our company, a sale of substantially all of our assets, and certain business combinations and mergers which cause a change in 20% or more of the voting power of our company, if we experience an ownership change (within the meaning of Section 382 of the Code), which results in a substantial limitation on our ability to use our net operating losses and related tax benefits or if we fail to implement measures designed to preserve the use of our net operating losses and related tax benefits.

The terms of our Series J preferred stock require that they be redeemed prior to the redemption of our common stock in connection with dissolution, liquidation or winding up of our company, and the holders may require us to redeem their shares of Series J preferred stock if we experience a change in control; this could prevent a change in control.

The terms of our Series J preferred stock require that they be redeemed prior to the redemption of our common stock in connection with dissolution, liquidation or winding up or a change in control of our company and the holders may require us to redeem their shares of Series J preferred stock if we experience a change in control, which includes a person becoming a beneficial owner of securities representing at least 50% of the voting power of our company, a sale of substantially all of our assets, and certain business combinations and mergers which cause a change in 20% or more of the voting power of our company. This may delay the assumption of control by a holder of a large block of capital stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of our stockholders. Such restrictions may adversely affect the market price of our stock.

There can be no assurance that in the event of any dissolution, liquidation, or winding up of our company, we will be able to make distributions or payments in full to all the holders of the Series J preferred shares or that we, if required, will be able to redeem such shares.

The Series J preferred stock ranks senior to our common stock, but we may in the future issue one or more series of preferred stock that ranks senior to, junior to, or *pari passu* with, our Series J preferred stock. There can be no assurance that in the event of any dissolution, liquidation, winding up or change of control of our company, we will be able to make distributions or payments in full to all the holders of the Series J preferred shares.

The dividends on our Series J preferred stock can be paid in kind.

The terms of the Series J preferred stock allow dividends on the Series J preferred shares to be paid in kind and, therefore, allow the repayment of the principal and accrued dividends on the Series J preferred stock to be deferred until the final maturity of the Series J preferred stock. There can be no assurance that we will have enough capital to repay the full amount of the principal and accrued dividends when the payment of principal and accrued dividends on the Series J preferred stock become due. No plan, arrangement or agreement is currently in place that would prevent us from paying dividend with respect to the Series J preferred stock in cash.

If you do not exercise your common stock warrants in connection with a change in control, they will terminate and have no further rights or value.

Our common stock warrants provide that they terminate if they are not exercised in connection with a capital reorganization, reclassification of our securities, consolidation or merger of our company resulting in a change of 50% of the voting power of the company, a sale of substantially all of our assets or a similar transaction requiring stockholder approval shall be effected. If you do not exercise your common stock warrants in connection with such a transaction, the warrants will terminate and be of no further value. There are no assurances that any such transaction would provide value for the common stock received upon the exercise of the common stock warrants at or in excess of the exercise price of such warrants.

We are required by the terms of the common stock warrants to use our reasonable best efforts to maintain an effective registration statement covering the issuance of the shares of common stock underlying the common stock warrants at the time that our warrant holders exercise their warrants. The exercise of our common stock warrants may also be limited by state securities laws. We cannot guarantee that a registration statement will be effective, in which case our warrant holders may not be able to exercise their common stock warrants.

Holders of our common stock warrants will be able to exercise the common stock warrants only if a registration statement under the Securities Act relating to the shares of our common stock underlying the warrants is then effective. We have a contractual obligation to use our reasonable best efforts to maintain a current registration statement covering the shares of common stock underlying the warrants to the extent required by federal securities laws, and we intend to, but may not be able to, comply with our undertaking. Our common stock warrants expire if they are not exercised in connection with a capital reorganization, reclassification of our securities, consolidation or merger of our company resulting in a change of 50% of the voting power of the company, a sale of substantially all of our assets or a similar transaction requiring stockholder approval shall be effected, a merger, consolidation, business combination, sale of substantially all of our assets or similar transaction requiring shareholder approval, even if a registration statement covering the shares underlying the common stock warrants is not effective at such time. The value of the warrants may be greatly reduced if a registration statement covering the shares of common stock issuable upon the exercise of the warrants is not kept current.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters is located in New York, New York and comprises approximately 8,000 square feet of space leased through November 30, 2018. We also perform a range of business functions out of offices located in Bellevue, Washington, Morrisville, North Carolina, and Phoenix, Arizona. We have sales and product development functions in Europe and Canada. We also operate one datacenter facility located in Washington State. In addition, we use third-party operated datacenters located in other U.S. states and foreign countries to provide services to our customers. We believe that our existing properties are in good condition and sufficient and suitable for the conduct of our business. As our existing leases expire, we believe that suitable space will be available to us on commercially reasonable terms.

Item 3. Legal Proceedings

Putative Securities Class Action. We previously announced that Joe Callan filed a putative securities class action complaint in the U.S. District Court, Western District of Washington at Seattle on behalf of all persons who purchased or otherwise acquired common stock of Motricity between June 18, 2010 and August 9, 2011 or in our IPO. The defendants in the case are Motricity, certain of our current and former directors and officers, including Ryan K. Wuerch, James R. Smith, Jr., Allyn P. Hebner, James N. Ryan, Jeffrey A. Bowden, Hunter C. Gary, Brett Icahn, Lady Barbara Judge CBE, Suzanne H. King, Brian V. Turner; and the underwriters in our IPO, including J.P. Morgan Securities, Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets Corporation, Robert W. Baird & Co Incorporated, Needham & Company, LLC and Pacific Crest Securities LLC. The complaint alleges violations under Sections 11 and 15 of the Securities Act of 1933, as amended, (the "Securities Act") and Section 20(a) of the Securities Exchange Act (the "Exchange Act") by all defendants and under Section 10(b) of the Exchange Act by Motricity and those of our former and current officers who are named as defendants. The complaint seeks, inter alia, damages, including interest and plaintiff's costs and rescission. A second putative securities class action complaint was filed by Mark Couch in October 2011 in the same court, also related to alleged violations under Sections 11 and 15 of the Securities Act, and Sections 10(b) and 20(a) of the Exchange Act. On November 7, 2011, the class actions were consolidated, and lead plaintiffs were appointed pursuant to the Private Securities Litigation Reform Act. On December 16, 2011, plaintiffs filed a consolidated complaint which added a claim under Section 12 of the Securities Act to its allegations of violations of the securities laws and extended the putative class period from August 9, 2011 to November 14, 2011. The plaintiffs filed an amended complaint on May 11, 2012 and a second amended complaint on July 11, 2012. On August 1, 2012, we filed a motion to dismiss the second amended complaint, which was granted on January 17, 2013.

Derivative Actions. In addition, during September and October 2011, three shareholder derivative complaints were filed against us and certain of our current and former directors and officers (including Ryan K. Wuerch, James R. Smith, Jr., Allyn P. Hebner, James N. Ryan, Jay A. Bowden, Hunter C. Gary, Brett Icahn, Lady Barbara Judge CBE, Suzanne H. King, Brian V. Turner, James L. Nelson and Jay Firestone) in the U.S. District Court, Western District of Washington at Seattle. The complaints allege various violations of state law, including breaches of fiduciary duties and unjust enrichment based on alleged false and misleading statements in press releases and other SEC filings disseminated to shareholders. The derivative complaints seek, inter alia, a monetary judgment, restitution, disgorgement and a variety of purported corporate governance reforms. Two of the derivative actions were consolidated on October 27, 2011. On November 8, 2011, the parties filed a stipulation to stay completely the consolidated derivative action until the Court rules on the forthcoming dismissal motion in the consolidated class action. The court granted the parties' stipulation on November 10, 2011, thereby staying the consolidated derivative action. On November 14, 2011, the third derivative action was transferred to the consolidated derivative proceeding, thereby subjecting it to the proceeding's litigation stay.

From time to time, we are subject to claims in legal proceedings arising in the normal course of business. We do not believe that we are currently party to any pending legal action that could reasonably be expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosure

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been listed on NASDAQ under the symbol "MOTR" since our initial public offering completed on June 18, 2010, at $10.00 per share. Prior to our initial public offering, there was no public market for our common stock. We are authorized to issue up to 625,000,000 shares of common stock, par value $0.001. Total shares of common stock outstanding as of March 1, 2013 were 46,733,246, and we had 443 stockholders of record.

The following table sets forth the high and low sales prices of our common stock per share, as reported by NASDAQ, for each of the periods presented. As of March 1, 2013, the closing sales price of our common stock was $0.38 per share.

	High	Low
Quarter Ended March 31, 2011		
January 1, 2011 through March 31, 2011	$23.09	$11.70
Quarter Ended June 30, 2011		
April 1, 2011 through June 30, 2011	$15.40	$ 7.30
Quarter Ended September, 30, 2011		
July 1, 2011 through September 30, 2011	$ 8.48	$ 1.59
Quarter Ended December 31, 2011		
October 1, 2011 through December 31, 2011	$ 2.14	$ 0.78
Quarter Ended March 31, 2012		
January 1, 2012 through March 31, 2012	$ 1.85	$ 0.75
Quarter Ended June 30, 2012		
April 1, 2012 through June 30, 2012	$ 1.45	$ 0.54
Quarter Ended September, 30, 2012		
July 1, 2012 through September 30, 2012	$ 0.67	$ 0.43
Quarter Ended December 31, 2012		
October 1, 2012 through December 31, 2012	$ 0.97	$ 0.36

Unregistered Sales of Equity Securities

In the fiscal year ended December 31, 2012, we did not issue any unregistered securities.

Dividend Policy

We are not required to pay any dividends and have not declared or paid any dividends on our common stock other than the distribution of subscription rights in connection with our recently completed rights offering. Further, on September 16, 2011, we borrowed $20 million from High River Limited Partnership pursuant to a secured term loan which contains covenants that restrict our ability to declare or pay dividends. Therefore, we do not anticipate payment of any cash dividends on our common stock in the foreseeable future.

Performance Graph

The following graph compares the performance of our common stock during the period beginning June 18, 2010, using the closing price for the first day of trading per SEC regulations (rather than the IPO offering price), through December 31, 2012 to that of the total return index for the Standard and Poor's ("S&P") 600 and the S&P 600 Internet Software and Services assuming an investment of $100 on June 18, 2010. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purposes only.


Comparison of 31 Months Cumulative Total Return
Assumes Initial Investment of $100
December 2012
250.00
200.00
150.00
100.00
50.00
0.00
6/18/2010
12/31/2010
12/31/2011
12/31/2012
Motricity, Inc.
S&P 600 Total Return
S&P 600 Internet Software and Services

	6/18/2010	12/31/2010	12/31/2011	12/31/2012
Motricity, Inc.	$100.00	$200.54	$ 9.72	$ 4.43
S&P 600 Total Return	100.00	117.75	118.95	135.71
S&P 600 Internet Software and Services	100.00	116.48	137.11	140.60

Regulation S-K Subpart 229.200 Item 201 requires that a company's total return performance graph include one industry index or peer group index as a performance comparison benchmark. This stock performance information is "furnished" and shall not be deemed to be "soliciting material" or subject to Rule 14A, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, whether made before or after the date of this report and irrespective of any general incorporation by reference language in any such filing, except to the extent that we specifically incorporate the information by reference.

Item 6. Selected Financial Data.

The selected consolidated financial data set forth below as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 10-K. This information should be read in conjunction with *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,"* and our consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K.

The selected financial data for the year ended December 31, 2009 was derived from our audited consolidated financial statements, and the selected financial data as of December 31, 2009 and 2008, and for the year ended December 31, 2008, has been derived from our unaudited consolidated financial statements that have been recast for discontinued operations, and are not included herein. In light of our acquisition of Adenyo on April 14, 2011, our financial statements only reflect the impact of the Adenyo acquisition since that date, and therefore comparisons with prior periods are difficult.

	Year Ended December 31,				
(in thousands, except per share data)	**2012**	**2011**	**2010**	**2009**	**2008**
Condensed Consolidated Statement of Operations Data:					
Total revenues	$ 90,042	$ 97,746	110,244	109,647	100,071
Operating expenses					
Direct third-party expenses	19,219	16,267	7,793	7,222	3,869
Datacenter and network operations (1)	13,800	21,450	28,820	31,267	32,712
Product development and sustainment (1)	12,311	18,324	22,550	30,872	52,117
Sales and marketing (1)	10,126	14,583	12,216	11,013	9,452
General and administrative (1)	20,900	23,479	38,051	20,231	25,687
Depreciation and amortization	8,996	13,790	11,828	13,081	21,513
Impairment charges (2)	27,412	140,523	—	5,806	29,130
Acquisition transaction and integration costs	—	6,071	—	—	—
Restructuring (3)	2,505	4,957	407	1,988	3,135
Total operating expenses	115,269	259,444	121,665	121,480	177,615
Operating loss	(25,227)	(161,698)	(11,421)	(11,833)	(77,544)
Other income (expense), net	(2,846)	(472)	3,457	(1,620)	2,717
Loss before income taxes	(28,073)	(162,170)	(7,964)	(13,453)	(74,827)
Provision (benefit) for income taxes	(277)	(5,195)	1,567	1,896	1,776
Loss from continuing operations	(27,796)	(156,975)	(9,531)	(15,349)	(76,603)
Income (loss) from discontinued operations (4)	(6,446)	(38,417)	2,516	(952)	(1,297)
Loss from sale of discontinued operations (4)	—	—	—	—	(127)
Net loss	(34,242)	(195,392)	(7,015)	(16,301)	(78,027)
Accretion of redeemable preferred stock and dividends for preferred stock and redeemable preferred stock	(1,051)	—	(13,293)	(23,956)	(22,427)
Net loss attributable to common stockholders	$ (35,293)	$(195,392)	$ (20,308)	$ (40,257)	$(100,454)
Net loss per share attributable to common stockholders – basic and diluted					
Continuing operations	$ (0.63)	$ (3.50)	$ (0.99)	$ (6.69)	$ (16.95)
Discontinued operations	(0.14)	(0.86)	0.11	(0.16)	(0.24)
Total net loss per share attributable to common stockholders (5)	$ (0.77)	$ (4.36)	$ (0.88)	$ (6.85)	$ (17.19)
Weighted-average common shares outstanding – basic and diluted	46,057	44,860	22,963	5,878	5,843

(in thousands)	December 31, 2012	2011	2010	2009	2008
Condensed Balance Sheet Data:					
Cash and cash equivalents	$51,528	$ 13,066	$ 78,519	$ 35,945	$ 14,299
Working capital	31,900	19,577	83,638	28,303	30,698
Total assets	81,517	118,112	231,814	174,176	195,447
Short-term debt facilities	22,454	—	—	—	—
Total long-term debt facilities and capital lease obligations, less current portion	—	20,531	—	—	3,234
Redeemable preferred stock	26,539	—	49,862	417,396	394,135
Total stockholders' equity (deficit)	18,850	49,125	143,564	(288,821)	(249,867)

(1) Depreciation and amortization is not included in each respective operating expense category. The allocation by function is as follows:

(in thousands)	Year Ended December 31, 2012	2011	2010	2009	2008
Datacenter and network operations	$4,628	$ 8,293	$ 7,807	$ 8,858	$16,813
Product development and sustainment	1,586	2,296	1,634	1,899	2,214
Sales and marketing	2,292	2,799	2,041	1,930	2,064
General and administrative	490	402	346	394	422
Depreciation and amortization	$8,996	$13,790	$11,828	$13,081	$21,513

(2) Impairment charges in 2012 primarily reflect an anticipated reduction in the performance of our carrier business, primarily as a result of the loss of our contract with AT&T, as well as a sustained decline in our stock price resulting in a market capitalization below the book value of our net assets. Impairment charges in 2011 relate to a combination of factors occurring, including the significant decline of our market capitalization below the book value of our net assets and the reduction in the actual and anticipated performance of acquired businesses below our expectations. Impairment charges in 2009 and 2008 relate primarily to integration activities following our acquisition of InfoSpace Mobile in December 2007 and to certain non-core operating assets. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* for further details.

(3) Restructuring charges in 2012 consist primarily of costs associated with involuntary termination benefits and retention bonuses resulting from our decision to realign our strategic path and exit certain of our international operations. 2011 restructuring charges relate to severance payments and stock-based compensation charges related to the acceleration of equity awards given to employees that were terminated. In the prior years, our restructuring charges relate to costs associated with closing and relocating facilities, relocating certain key employees and severance costs following the acquisition of InfoSpace Mobile. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* for further details.

(4) In 2012, we sold both our France and Netherlands subsidiaries, and we exited our subsidiaries in India and the Asia Pacific Region. We have excluded the results of these subsidiaries from continuing operations. Our Netherlands subsidiary has been excluded for all years presented above, the Asia Pacific Region has been excluded from 2009 through 2012, and our France and Indian subsidiaries have been excluded from 2010 through 2012. In connection with a business strategy reassessment initiated in 2007, restructuring charges in 2008 also reflect costs resulting from our decision to exit the direct to consumer and media and entertainment businesses. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* for further details.

(5) See *Note 14—Net Loss Per Share Attributable to Common Stockholders* to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere herein. Unless otherwise noted, all dollar amounts in tables are in thousands.

This annual report on Form 10-K, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding future events and our future results that are subject to the safe harbors created under the Securities Act and the Exchange Act. All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "strives," "may," "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements regarding various estimates we have made in preparing our financial statements, including our estimated impairment charges, statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, the sufficiency of our capital resources, our evaluation of strategic and financing alternatives and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

We may, through our senior management, from time to time make "forward looking statements" about matters described herein or other matters concerning the us. You should consider our forward-looking statements in light of the risks and uncertainties that could cause our actual results to differ materially from those which are management's current expectations or forecasts. Risks and uncertainties that could adversely affect our business and prospects include, but are not limited to, those discussed in Part I, Item 1A—Risk Factors, which are incorporated herein by reference. We qualify all of our forward-looking statements by these cautionary statements. We caution you that the risks included in Part I, Item 1A—Risk Factors, are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. Except as required by law, we disclaim any intent or obligation to revise or update any forward-looking statements for any reason.

Business Overview

Motricity, Inc. ("Motricity" or the "Company") is a provider of mobile data solutions serving mobile operators, consumer brands and enterprises, and advertising agencies. Our software as a service ("SaaS") based platform enables our customers to implement marketing, merchandising, commerce, and advertising solutions to engage with their target customers and prospects through mobile devices. Our integrated solutions span mobile optimized websites, mobile applications, mobile merchandising and content management, mobile messaging, mobile advertising and predictive analytics. Our solutions allow our customers to drive loyalty, generate revenue and re-engineer business processes to capture the advantages of a mobile enabled customer base.

To date, most of our revenue has come from our wireless carrier customers, but the increased use of smartphones and other mobile devices using so-called open operating systems (e.g., Android, iOS, Windows Mobile and Blackberry) has caused this business to decline rapidly. As previously announced, in anticipation of this decline, we increased the focus on our mobile media business and the services provided to advertisers and markets and expect that future growth will come from these activities. We exited most of our non-U.S. carrier business in 2012 and, on December 17, 2012, our largest customer, AT&T provided us with notice that it would be terminating one of its contacts, Second Amended and Restated Wireless Service Agreement and all services thereunder (effective June 30, 2013) pursuant to its right to termination for convenience thereunder. This contract with AT&T accounted for approximately 40% of our annual revenue in each of 2011 and 2012. See *Part I, Item 1—Business and Part I, Item 1A—Risk Factors* for additional details.

Motricity, a Delaware corporation, was incorporated on March 17, 2004 under the name Power By Hand, Inc. ("PBH, Inc."). PBH, Inc. was formed as a new entity to be the surviving corporation in the merger of Pinpoint Networks, Inc. (the acquiring corporation for accounting purposes) and Power By Hand Holdings, LLC ("PBH Holdings"), which occurred on April 30, 2004. On October 29, 2004, we changed our name from Power By Hand, Inc. to Motricity, Inc. In 2007, we acquired the assets of the mobile division of InfoSpace, Inc. ("InfoSpace Mobile"). Located in Bellevue, Washington, InfoSpace Mobile was a provider of mobile content solutions and services for the wireless industry. On June 23, 2010, we completed our offering of 6,000,000 shares of common stock in an initial public offering. Our common stock is currently traded publicly on the NASDAQ Global Select Market under the symbol "MOTR."

On April 14, 2011, we acquired substantially all of the assets of Adenyo Inc. ("Adenyo") and its subsidiaries and assumed certain of Adenyo's liabilities (including those of its subsidiaries), pursuant to an Arrangement Agreement, dated as of March 12, 2011, by and among Adenyo Inc., Motricity Canada Inc. (formerly 7761520 Canada Inc.), Motricity, Inc. and the other parties thereto. The assets include Adenyo's interest in a subsidiary, equipment, software, accounts receivable, licenses, intellectual property, customer lists, supplier lists and contractual rights. Adenyo was a mobile marketing, advertising and analytics solutions provider with operations in the United States ("U.S."), Canada and France.

Our operations are predominantly based in the U.S., with international operations in Canada and the United Kingdom.

Recent Developments.

Overview. We have undergone significant changes over the past several months as described in more detail below. These changes have included: an increased focus on our mobile media business, exiting international operations, implementing cost reduction measures, exploring strategic and financing alternatives including a sale of our company, securing and amending a term loan, implementing changes in management, closing a fully subscribed rights offering and initiating procedures designed to help protect the long-term value of our substantial net operating loss carryforwards. During this period of transformation, we have continued to deliver value-added solutions and roll out new services to customers, and we have taken a number of proactive steps to evolve our strategy to rebuild the Company and lower operating expenses. We believe that these measures have helped improve our ability to take advantage of the growth opportunities in the mobile media industry.

The competitive landscape continues to affect our business. In North America, our wireless carrier business is continuing to experience downward pressures related to the mass adoption of smartphones at the expense of feature phones. While this transition has been underway for some time, our large carrier customers are reporting that this trend is accelerating faster than they expected and it is affecting revenues not just for Motricity, but for the industry. With the shift in our focus from large solution customization and implementation projects to mobile media and enterprise solutions, we have seen a downward trend in our carrier service revenue on a sequential basis and we believe that this trend will continue. We currently depend on a limited number of significant wireless carriers for a substantial portion of our revenues. Certain of our customers, including AT&T and Verizon, may terminate our agreements by giving advance notice. As noted above, AT&T recently gave notice that it will terminate a contract with us that has historically accounted for a significant portion of our revenue. In light of these circumstances, we decided to accelerate our focus on our media business and this could reduce our revenues. See *Part I, Item 1A—Risk Factors.*

The continuing uncertainty surrounding worldwide financial markets and macroeconomic conditions has caused and may continue to cause our customers to decrease or delay their expansion, purchasing and promotional activities. Additionally, constrictions in world credit markets may cause our customers to experience difficulty securing the financing necessary to expand their operations and purchase our services. Economic uncertainty and unemployment have resulted in and may continue to result in cost-conscious consumers, which have adversely affected and may continue to adversely affect demand for our services. If the current adverse macroeconomic conditions continue, our business and prospects may continue to be negatively affected.

Strategic Review. Beginning in September 2011, with the assistance of GCA Savvian Advisors, LLC ("Savvian"), we explored strategic options, including a spin-off, sale or other transaction involving our carrier business and mobile media. After considering the indications of interest and offers received in this process, we decided to end the process of actively pursuing a sale of our business. As such, we decided to focus our resources on other strategic paths, including increasing the focus on our mobile media business and consummating the rights offering that closed on October 11, 2012. As part of our increased focus on our mobile media opportunities, we are pursuing new product development opportunities designed to enhance and expand our existing services, seeking to develop new technology that addresses the increasingly sophisticated and varied needs of our customers, and responding to technological advances and emerging industry standards and practices and license leading technologies that will be useful in our business in a cost-effective and timely way.

The realignment of our strategic path and consideration of financing options will continue to require management time and resources, while we simultaneously focus on developing new product offerings and reducing costs. We cannot assure that we will be successful in our efforts in obtaining financing, realigning our strategic path or increasing our focus on our mobile media business. The uncertainty inherent in our strategic review can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees.

As of January 1, 2012, all of the operations related to India, the Asia Pacific region, our France subsidiary and our Netherlands subsidiary are reported as discontinued operations in the consolidated financial statements. The prior period operations related to these entities have also been reclassified as discontinued operations retrospectively for all periods presented.

To address the challenges presented by the market conditions and the other risks and uncertainties facing our business and to realign our strategic path, we have continued to implement cost saving measures, including a reduction in our workforce, the cancellation of some hiring plans, and a restructuring of our facilities and data centers. We continue to review our cost structure and may implement further cost saving initiatives. These measures are designed to realign our strategic path, streamline our business, improve the quality of our product offerings and implement cost saving measures. We cannot guarantee that we will be able to execute on our realigned strategic path, realize cost savings and other anticipated benefits from our cost saving efforts, or that such efforts will not interfere with our ability to achieve our business objectives. Moreover, the reduction in force and the realignment of our strategic path and other cost savings measures can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, may increase the likelihood of turnover of other key employees, and may have an adverse impact on our business. Our success will depend on our ability to successfully execute one or more financing alternatives, our ability to successfully develop and use new technologies and adapt our current and planned services to new customer requirements or emerging industry standards and expand our customer base and risks and uncertainties discussed in *Part I, Item 1A—Risk Factors*.

Liquidity and Capital Resources. On October 11, 2012, upon the closing of our rights offering, the revolving credit facility associated with our existing term loan from High River Limited Partnership ("High River") terminated pursuant to its terms. We did not borrow any sums under the revolving credit facility. We originally entered into the $20 million term loan on September 16, 2011, and amended it on November 14, 2011 and February 28, 2012, and added the revolving credit facility on May 10, 2012. The maturity date for the term loan is August 28, 2013. High River is beneficially owned by Mr. Carl C. Icahn, a beneficial holder, as of March 1, 2013, of approximately 30.4% of our outstanding shares of common stock and of approximately 95.5% of our Series J preferred stock. Mr. Brett M. Icahn, a director of the Company, is the son of Mr. Carl C. Icahn, and

Mr. Hunter C. Gary, a director of the Company, is married to Mr. Carl C. Icahn's wife's daughter. The term loan, as amended, was approved by a committee comprised of disinterested directors of our Board of Directors.

On July 24, 2012, we launched a rights offering pursuant to which we distributed to holders of our common stock at the close of business on July 23, 2012 one transferable subscription right for every one share of common stock owned as of that date. Each subscription right, subject to certain limitations, entitled the holder thereof to subscribe for units consisting of shares of our 13% Series J preferred stock and warrants to purchase common stock at a subscription price of $0.65 per unit. The rights offering closed on October 11, 2012 and was fully subscribed. We received approximately $27.7 million in net proceeds from the rights offering.

We believe that our future cash flow from operations and available cash and cash equivalents will be sufficient to meet our liquidity needs for the next 12 months, but this may not be the case. Our longer-term liquidity and ability to execute on our longer term business plan is contingent on our ability to raise additional capital and on our not experiencing any events that may accelerate the payment of our term loan or cause redemption of our Series J preferred stock. Our ability to fund our capital needs also depends on our future operating performance, our ability to successfully realign our costs and strategic path, the effect of any financing alternatives we may pursue and our ability to meet financial covenants under any indebtedness we may incur.

We cannot assure that sufficient capital will be available on acceptable terms, if at all, or that we will generate sufficient funds from operations to repay our term loan when due or to adequately fund our longer term operating needs. If we are unable to raise sufficient funds, we may need to implement additional cost reduction measures and explore other sources to fund our longer term business needs and repay our term loan when due. Our failure to do so could result, among other things, in a default under our term loan, loss of our customers and a loss of our stockholders' entire investment. Our ability to meet our liquidity needs or raise additional funds may also be adversely affected by the legal proceedings we are subject to as described in more detail below. Our operating performance may also be affected by risks and uncertainties discussed in *Part I, Item 1A—Risk Factors*. These risks and uncertainties may also adversely affect our short and long-term liquidity.

Management and Director Changes. On November 15, 2012, the employment of our President and Interim Chief Executive Officer James R. Smith, Jr., was terminated, and Richard Stalzer was appointed Chief Executive Officer. Mr. Stalzer was initially hired by the Company in January 2012 as President of our mobile marketing and advertising business when Charles P. Scullion, our Chief Strategy Officer and interim President of our mobile marketing and advertising business, resigned for good reason. Also on November 15, 2012, Nathan Fong was appointed Chief Operating Officer in addition to his role as our Chief Financial Officer which he assumed on June 12, 2012, and Richard Sadowsky, who had, since July of 2012, been serving as our General Counsel on secondment from SNR Denton US LLP, was appointed Chief Administrative Officer as well as General Counsel and began serving as an employee of the Company on January 1, 2013. The uncertainty inherent in our ongoing leadership transition can be difficult to manage, may cause concerns from current and potential customers, suppliers and other third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. Further, on January 16, 2013, Lady Barbara Judge, CBE, a member of our board of directors resigned from her position as a director and as a member of our compensation committee and governance and nominating committee, effective immediately. Her decision to resign was not a result of any disagreement with the Company or its management. Also on January 16, 2013, the board of directors appointed Kevin Lewis as a director to fill the vacancies on the board of directors and on the compensation committee created by Lady Judge's resignation. The board of directors appointed James Nelson as a member of the Company's governance and nominating committee to fill the vacancy left by Lady Judge.

Sales Process. As a result of the exploration of a sale of all or a portion of our business, during September through December 2011 we received indications of interest to sell all or a portion of our business. At the end of 2011, after determining that none of the indications of interest received at that point were likely to result in a sale of the Company at a meaningful premium over the market price of our common stock and considering the uncertainty of consummating a transaction on favorable terms if at all, we ended the process led by Savvian. Nevertheless, we continued to receive and evaluate inquiries and offers from parties interested in acquiring our carrier business. These inquiries and offers included purchase prices of up to $40 million. These offers and inquiries were subject to due diligence, price adjustments, buyer contingencies and optionality, uncertainties, and other proposed transaction terms that ultimately led us to conclude, after lengthy negotiations and based on a recommendation by disinterested directors, to elect to retain our carrier business and the current positive cash flows it provides, and forego the cost and expense of pursuing a transaction that we did not believe would be completed at the price initially proposed, if at all. The carrier business is subject to the risks and uncertainties discussed in *Part I, Item 1A—Risk Factors.*

Listing on Nasdaq. On June 14, 2012, we received a letter from NASDAQ Staff advising that for the previous 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Global Select Market pursuant to NASDAQ Listing Rule 5450(a)(1). NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, we would be provided 180 calendar days, or until December 11, 2012, to regain compliance with the minimum bid price requirement. On December 13, 2012, we received the Delisting Notice notifying us that we did not regain compliance with the Minimum Bid Requirement and, accordingly would be delisted from The NASDAQ Global Select Market unless we requested a hearing before a NASDAQ Listing Qualifications Panel (the "Panel"). Accordingly, we timely submitted to NASDAQ a request for a hearing, which resulted in a stay of the suspension of trading of our common stock pending the conclusion of the hearing process and the expiration of any extensions granted by the Panel. On January 2, 2013, we received a third letter from NASDAQ advising us that our failure to meet the Proxy Solicitation and Annual Meeting Requirements serves as an additional basis for delisting our common stock. We presented our plan for regaining compliance with the Minimum Bid Requirement and the Proxy Solicitation and Annual Meeting Requirements at a hearing on January 31, 2013, and by letter, dated February 28, 2013, the Panel granted our request for continued listing, subject to, among other things, the requirement that we satisfy the $1.00 per share minimum bid requirement for the ten trading days prior to March 29, 2013 and that we solicit proxies and hold our annual meeting of stockholders by April 15, 2013. We subsequently requested additional time to comply with the Minimum Bid Requirement. However, there can be no assurances that the Panel will grant our request or that the Company will be able to achieve or maintain compliance with the NASDAQ continued listing requirements. See Part I, Item 1A—*Risk Factors*.

Impairment Charges. Based upon a combination of factors and developments, including notice from AT&T in December 2012 that they would be terminating their Second Amended and Restated Wireless Service Agreement with us effective June 30, 2013, as well as a sustained decline in our stock price for a period of several months resulting in a market capitalization below the book value of our net assets, we had strong indications that our goodwill was likely impaired in December 2012. As a result, in addition to the annual goodwill impairment testing that takes place in the fourth quarter, we concluded that these factors and developments were deemed "triggering" events requiring an impairment analysis of our long-lived assets as well. We conducted our annual impairment testing of goodwill and long-lived assets in December 2012 and recorded an impairment charge of $27.4 million for the year ended December 31, 2012, of which $23.0 million relates to goodwill and $4.5 million relates to various fixed and intangible assets.

Lease Termination. Effective June 20, 2012, we entered into a Lease Termination Agreement (the "Termination Agreement") with Kilroy Realty, L.P. (the "Landlord") pursuant to which we and the Landlord agreed to terminate the lease agreement between us dated as of December 21, 2007, and amended on April 24, 2009 and November 22, 2009, whereby we leased from the Landlord our former corporate headquarters located at 601 108th Avenue Northeast, Bellevue, Washington (the "Premises"). The Termination Agreement provided that termination with respect to the 8th floor of the Premises occur on December 31, 2012 and termination with respect to the 9th and 10th floors of the Premises occur on January 31, 2013 (each a "Termination Date"). Pursuant to the Termination Agreement, we and the Landlord released and discharged the other from liability for our respective obligations under the office lease as of the applicable Termination Date. Additionally, the Termination Agreement terminated our right of first offer with respect to all rentable square feet of space located on the 7th, 11th, and 12th floors of the Premises. We signed a lease agreement for new office space located in Bellevue, Washington and relocated to those premises in December 2012.

Key components of our results of operations

Sources of revenue

Our revenue is earned predominantly under contracts ranging from one to three years in duration with our wireless carrier and other customers. In addition, we have contracts in our mobile media business which are smaller in value, generally with durations shorter than six months. Under our typical longer term contracts, we provide one or more of our managed services, for which we charge fixed, periodic or variable, activity-based fees or receive a percentage of customer revenues (or a combination of these fees), and often also charge professional service fees to implement the specific mCore, carrier-based, solutions required by the customer. We typically charge fixed monthly managed service fees to host the solutions and provide other support and services as required by the customer. Managed service fees vary by contract based on a number of factors including the scope of the solutions deployed, IT processing and bandwidth capacity requirements and the nature and scope of any other support or services required by the customer. Surcharges are typically included for excessive IT capacity requirements based on customer usage. Professional service fees primarily relate to work required for the initial customization and implementation of our mCore solutions for customers, as well as for customer-specified enhancements, extensions or other customization of the solutions following initial implementation. Professional services are typically provided on a fixed fee basis, depending on the scope and complexity of the individual project. Professional services fees from time to time may include charges for computer hardware and third-party software related to implementing our solutions.

Some of our customer contracts include a variable fee based on one of several measures, including the number of wireless subscribers who use our mCore solutions each month, the aggregate dollar volume or number of transactions processed, or specified rates for individual transactions processed, depending on the specific type of service involved. We typically receive a monthly subscription fee from our wireless carrier customers for each active portal user, where active usage is defined as utilizing the service at least one to three times per calendar month depending on the customer contract. For our content and application provider customers, we typically receive either a share of gross dollars generated for each premium message, or a fee for each standard message, delivered through our mCore platform. Individual carrier and content provider contracts often contain monthly minimum charges for usage-based fees or transaction-based charges for all or a portion of the contract term, based on various factors including the size of the customer's subscriber base and the expected rate of subscriber usage of our services.

We also have advertising contracts of shorter duration which require us to deliver a number of impressions to identified audience segments in a fixed period of time. The metrics for these contracts vary based on the content of the advertising campaign. These contracts can also have a set-up and professional services element to them. These contracts currently make up a small portion of our revenue.

Due to the nature of the services we provide, our customer contracts contain monthly service level requirements that typically require us to pay financial penalties if we fail to meet the required service levels. We recognize these penalties, when incurred, as a reduction in revenue. Typical service level requirements address down time or slow response of our services that impact mobile subscribers and response time in addressing customer requests. Potential penalties vary by contract and range from near zero to as much as 100% of monthly recurring revenue, depending on the severity and duration of the service issue. Service level penalties represented 1% of total revenue in 2010 and less than 1% of total revenue in 2011 and 2012.

Operating expenses

We classify our operating expenses into six categories: direct third-party, datacenter and network operations, product development and sustainment, sales and marketing, general and administrative and depreciation and amortization. Our operating expenses consist primarily of personnel costs, which include salaries, bonuses, commissions, payroll taxes, employee benefit costs and stock-based compensation expense. Other operating expenses include datacenter and office facility expenses, computer hardware, software and related maintenance and support expenses, bandwidth costs, and marketing and promotion, legal, audit, tax consulting and other professional service fees. We charge stock-based compensation expense resulting from the amortization of the fair value of stock options and restricted stock grants to each stock award holders' functional area. We allocate certain facility-related and other common expenses such as rent, office and IT desktop support to functional areas based on headcount.

Direct third-party expenses. Our direct third-party expenses consist of licensing costs for customer-specific, third-party software and the costs of certain content that we contract for directly on behalf of our wireless carrier customers, as well as certain computer hardware and software that we acquire on behalf of carrier customers. The project specific hardware and software expenses may cause large fluctuations in our direct third party expenses from quarter to quarter. For our mobile media business, direct third-party expenses include the cost to publish advertisement across various publisher platforms.

Datacenter and network operations. Datacenter and network operations expenses consist primarily of personnel and outsourcing costs for operating our datacenters, which host our mCore solutions on behalf of our customers. Additional expenses include facility rents, power, bandwidth capacity and software maintenance and support. We have been consolidating our datacenters since the InfoSpace Mobile acquisition, which has reduced datacenter and network operations costs.

Product development and sustainment. Product development expenses primarily consist of personnel costs and costs from our development vendors. Our product development efforts include improving and extending the functionality and performance of our service delivery platform, developing new solutions, customizing and implementing our solution set for our customers and providing other service and support functions for our solutions. Product development costs related to software products to be sold, leased or otherwise marketed are capitalized when technological feasibility has been established and amortized over the expected asset life. Product development costs related to software used solely on an internal basis to provide our services, which we refer to as internal use software, are capitalized and amortized over the expected asset life. The impairment charges during the third quarter of 2011 included previously capitalized software development costs. Over time product development expenses may increase in absolute dollars as we continue to enhance and expand our suite of solutions and services. However, due to the transformation of our business, changes in market requirements, lack of resources and funding or a change in our business strategy we may not be in a position to or may decide not to increase our product development costs in the near or long term.

Sales and marketing. Sales and marketing expenses primarily consist of personnel costs for our sales and marketing staff, commissions earned by our sales personnel and the cost of marketing programs. In order to continue to grow our business and awareness of our services, we expect that we will commit additional resources to our sales and marketing efforts.

General and administrative. General and administrative expenses, referred to herein as G&A, primarily consist of personnel costs for our executive, finance, legal, human resources and administrative personnel, as well as legal, accounting and other professional fees.

Depreciation and amortization. Depreciation and amortization expenses consist primarily of depreciation of internal use software, computer hardware and leasehold improvements in our datacenters, and amortization of capitalized software development costs, and purchased intangibles.

Other income (expense), net

Other income (expense), net, consists of interest we earn on our cash and cash equivalents, interest expense we incur as a result of our borrowings, if any, and non-operating income and expenses. Other income for the year ended December 31, 2010 also includes a gain associated with changes in the fair value of our previously outstanding warrants to purchase redeemable preferred shares.

Provision (benefit) for income taxes

The provision (benefit) for income taxes in 2012 and 2011 primarily consists of a deferred tax benefit from the reversal of our deferred tax liabilities. Our deferred tax liabilities were reversed when impairment was recorded on the underlying intangible assets. Income tax expenses for 2010 primarily consist of a deferred U.S. tax provision for the difference between book and tax treatment of goodwill associated with the acquisition of the InfoSpace Mobile assets and taxes in certain foreign jurisdictions.

Due to our history of operating losses, we have accumulated substantial net operating losses, which constitute the majority of our deferred tax assets, and we maintain full valuation allowances against our deferred tax assets and consequently are not recognizing any tax benefit related to our current pre-tax losses. If we achieve sustained profitability, subject to certain provisions of the U.S. federal tax laws that may limit our use of our accumulated losses, we will continue to evaluate whether we should record a valuation allowance, based on a more likely than not standard, which would result in immediate recognition of a tax benefit and we would begin recording income tax provisions based on our earnings and applicable statutory tax rates going forward. Due to our large net operating loss carryforwards, we do not expect to pay U.S. federal income taxes in the next several years.

Results of Operations

The following tables set forth components of our results of operations for the periods indicated:

(in thousands)	Year Ended December 31, 2012	2011	2010
Total revenues	$ 90,042	$ 97,746	$110,244
Operating expenses			
Direct third-party expenses	19,219	16,267	7,793
Datacenter and network operations, excluding depreciation	13,800	21,450	28,820
Product development and sustainment, excluding depreciation	12,311	18,324	22,550
Sales and marketing, excluding depreciation	10,126	14,583	12,216
General and administrative, excluding depreciation	20,900	23,479	38,051
Depreciation and amortization	8,996	13,790	11,828
Impairment charges	27,412	140,523	—
Acquisition transaction and integration costs	—	6,071	—
Restructuring	2,505	4,957	407
Total operating expenses	115,269	259,444	121,665
Operating loss	(25,227)	(161,698)	(11,421)
Other income (expense), net			
Other income (expense)	(932)	144	3,565
Interest and investment income, net	10	28	3
Interest expense	(1,924)	(644)	(111)
Other income (expense), net	(2,846)	(472)	3,457
Loss before income tax	(28,073)	(162,170)	(7,964)
Provision (benefit) for income taxes	(277)	(5,195)	1,567
Net loss from continuing operations	(27,796)	(156,975)	(9,531)
Net income (loss) from discontinued operations	(6,446)	(38,417)	2,516
Net loss	$ (34,242)	$(195,392)	$ (7,015)

Depreciation and amortization by function:

(in thousands)	Year Ended December 31, 2012	2011	2010
Datacenter and network operations	$4,628	$ 8,293	$ 7,807
Product development and sustainment	1,586	2,296	1,634
Sales and marketing	2,292	2,799	2,041
General and administrative	490	402	346
Total depreciation and amortization	$8,996	$13,790	$11,828

As a percentage of revenues from continuing operations:

	Year Ended December 31,		
	2012	2011	2010
Total revenues	100%	100%	100%
Operating expenses			
Direct third-party expenses	21	17	7
Datacenter and network operations, excluding depreciation	15	22	26
Product development and sustainment, excluding depreciation	13	19	20
Sales and marketing, excluding depreciation	11	15	11
General and administrative, excluding depreciation	23	24	35
Depreciation and amortization	10	14	11
Impairment charges	30	144	—
Other	3	11	—
Total operating expenses	126	266	110
Operating loss	(26)	(166)	(10)
Other income (expense), net	(3)	—	3
Loss before income taxes	(29)	(166)	(7)
Provision (benefit) for income taxes	—	(5)	1
Loss from continuing operations	(29)	(161)	(8)
Income (loss) from discontinued operations	(7)	(39)	2
Net loss	(36)%	(200)%	(6)%

Year ended December 31, 2012 compared to the year ended December 31, 2011

As previously discussed, in the first quarter of 2012 we decided to exit our operations in India, the Asia Pacific region, France and the Netherlands. As of January 1, 2012, all of the operations related to these regions is reported as discontinued operations in the consolidated financial statements. We have also reported the prior period operations related to these entities as discontinued operations retrospectively for all periods presented. See *Note 4—Discontinued Operations* to our consolidated financial statements for more information.

Total revenues

	Year Ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Total revenues	**$90,042**	**$97,746**	**$(7,704)**	**(7.9)%**

Total revenues for the year ended December 31, 2012 decreased $7.7 million, or 7.9% compared to the year ended December 31, 2011. This decrease is primarily due to the following:

- $6.7 million reduction attributable to lower professional services and activity based revenue from our carrier customers;
- $3.0 million of revenue earned in 2011 that related to carrier customers with terminated agreements; and
- $3.5 million of decreased revenue from the premium messaging business reflecting our decision to exit this business.

These decreases were partially offset by:

- $4.4 million of increased revenue from advertising, analytics and the other business acquired from Adenyo, as 2012 includes a full year of activity, compared to only eight and one half months for the same period in 2011 (Adenyo was acquired on April 14, 2011); and
- $1.0 million of revenue associated with customer usage of the AT&T portal that has increased over prior year, but is experiencing declines in the second half of 2012.

We generated 92% and 96% of our revenues in the U.S. for the years ended December 31, 2012 and 2011, respectively. The fluctuation in domestic revenues is largely due to the impact of additional international customers, primarily those acquired with the purchase of Adenyo.

Significant customers as a percentage of total revenue:

	Year Ended December 31,	
	2012	2011
AT&T	61%	58%
Verizon Wireless	15%	21%

AT&T has given notice that it will terminate one of its contracts that accounted for approximately 40% of our annual revenue in each of 2011 and 2012. This revenue contributed positively to the Company's cash flow from operations during these periods.

Operating expenses

	Year ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Direct third-party expenses	$ 19,219	$ 16,267	$ 2,952	18.1%
Datacenter and network operations*	13,800	21,450	(7,650)	(35.7)
Product development and sustainment*	12,311	18,324	(6,013)	(32.8)
Sales and marketing*	10,126	14,583	(4,457)	(30.6)
General and administrative*	20,900	23,479	(2,579)	(11.0)
Depreciation and amortization	8,996	13,790	(4,794)	(34.8)
Impairment charges	27,412	140,523	(113,111)	(80.5)
Acquisition transaction and integration costs	—	6,071	(6,071)	(100.0)
Restructuring	2,505	4,957	(2,452)	(49.5)
Total operating expenses	**$115,269**	**$259,444**	**$(144,175)**	**(55.6)%**

* excluding depreciation

We acquired Adenyo in mid-April 2011. Our operating results for the year ended December 31, 2012 include the impact from a full period of media-related activity resulting from the Adenyo purchase. The corresponding period in 2011 only included media-related activity beginning in mid-April 2011.

Direct third party expenses

For the year ended December 31, 2012, direct third party expenses increased $3.0 million, or 18.1%, compared to the corresponding 2011 period. This increase was primarily driven by:

- $2.5 million of increased data purchases for the analytics business and publisher costs for the media business, as 2012 includes the full impact of the acquisition of Adenyo; and

- $1.0 million penalty related to volume minimums in the premium messaging business that were not met in the first half of 2012. The agreement pursuant to which this penalty was incurred was terminated in May 2012. We decided to exit our premium messaging business in the third quarter of 2012, and we have not experienced any additional charges of this type, nor do we expect any in the future.

This increase was partially offset by a $0.5 million decrease in costs associated with usage-based fees for customer specific third-party software.

Datacenter and network operations, excluding depreciation

For the year ended December 31, 2012, datacenter and network operations expense, excluding depreciation, decreased $7.7 million, or 35.7%, compared to the corresponding period in 2011. This decrease was primarily driven by:

- $4.1 million decrease in salaries and benefits and other employee related costs reflecting a reduction in headcount and the impact of other cost saving measures;
- $1.7 million decrease in software and maintenance costs;
- $0.8 million decrease in outsourced services to support data centers;
- $0.3 million decrease in bandwidth and hosting;
- $0.2 million decrease in allocated rent attributable to a reduction in headcount; and
- $0.2 million decrease in contractor expenses due to a significant reduction in the use of internal and offshore contractors.

Product development and sustainment, excluding depreciation

For the year ended December 31, 2012, product development and sustainment expense, excluding depreciation, decreased $6.0 million, or 32.8%, compared to the corresponding period in 2011. This decrease was primarily due to:

- $5.2 million decrease in salary and benefits and other employee related expenses reflecting a reduction in headcount and the impact of other cost saving measures;
- $0.8 million decrease in offshore contractor expenses, largely due to a reduction in professional services revenue; and
- $0.6 million decrease in facility and equipment costs, primarily a reduction in allocated rent attributable to lower headcount.

These decreases were partially offset by a $0.7 million increase in expenses associated with internal contractors.

Sales and marketing, excluding depreciation

For the year ended December 31, 2012, sales and marketing expense, excluding depreciation, decreased $4.5 million, or 30.6%, compared to the corresponding period in 2011. This decrease primarily consists of:

- $3.8 million reduction in salaries and benefits and other employee related costs reflecting a reduction in headcount and the impact of other cost saving measures; and
- $1.0 million decrease in expenses associated with advertising and marketing activities.

These decreases were partially offset by a $0.3 million increase in costs associated with contractors.

General and administrative, excluding depreciation

For the year ended December 31, 2012, general and administrative expense, excluding depreciation, decreased $2.6 million, or 11.0%, compared to the corresponding period in 2011. This decrease was primarily due to:

- $2.4 million decrease in legal, relocation, accounting, and consulting fees;
- $0.8 million reduction in our bad debt allowance related to receivables considered to be uncollectible; and
- $0.3 million decrease in salaries and benefits and other employee related costs.

These decreases were partially offset by:

- $0.4 million of increased facility and equipment costs largely due to additional office space acquired with Adenyo; and
- $0.6 million net increase in other general and administrative expenses reflecting higher costs associated with business taxes, moving expenses, and other miscellaneous expenses.

Depreciation and amortization

For the year ended December 31, 2012, depreciation and amortization expense decreased $4.8 million, or 34.8%, compared to the corresponding 2011 period. The decrease was primarily due to a reduction in amortization associated with intangible assets and capitalized software as a result of impairment of these assets that occurred in the second half of 2011.

Impairment charges

For the year ended December 31, 2012, we determined that our goodwill and certain intangible assets were impaired and recorded impairment charges of $27.4 million, of which $23.0 million relates to goodwill and $4.5 million relates to various fixed and intangible assets. For the year ended December 31, 2011, we recorded impairment charges of $140.5 million, of which $124.3 million relates to goodwill and $16.2 million relates to various fixed and intangible assets. See *Note 7—Impairment Charges* to our consolidated financial statements for more information.

Acquisition transaction and integration costs

Acquisition transaction and integration costs incurred during 2011 relate to our acquisition of Adenyo which was completed on April 14, 2011.

Restructuring

During the first quarter of 2012, as part of the overall realignment of our strategic path and following the termination of our agreement with XL on December 31, 2011, we initiated a restructuring plan related to our international operations. In connection with this restructuring plan, we incurred $2.5 million of restructuring charges for the year ended December 31, 2012, primarily costs associated with involuntary termination benefits and retention bonuses. For the year ended December 31, 2011, we incurred $5.0 million of restructuring charges primarily related to voluntary and involuntary termination benefits and stock-based compensation charges related to the acceleration of equity awards previously granted to terminated employees.

Other expense, net

	Year ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Other income (expense)	$ (932)	$ 144	$(1,076)	(747.2)%
Interest and investment income, net	10	28	(18)	(64.3)
Interest expense	(1,924)	(644)	(1,280)	198.8
Total other expense, net	**$(2,846)**	**$(472)**	**$(2,374)**	**503.0%**

For the year ended December 31, 2012, other expense of $0.9 million consists of $0.4 million net loss recognized on asset disposals, primarily assets associated with the termination of our Bellevue, Washington office lease, $0.3 million in net losses associated with foreign currency transactions and a $0.2 million net loss resulting from settlement of certain outstanding matters pertaining to our Adenyo acquisition. Interest expense of $1.9 million for the year ended December 31, 2012 relates entirely to the term loan we entered into on September 16, 2011. Interest expense for the year ended December 31, 2011 relates to the July 2011 draw from our revolving credit facility as well as interest on our term loan. See *Note 9—Debt Facilities* to our consolidated financial statements and *Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources* for more information.

Benefit for income taxes

	Year ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Benefit for income taxes	$(277)	$(5,195)	$4,918	94.7%

The benefit for income taxes for the years ended December 31, 2012 and 2011 primarily consists of a deferred U.S. tax provision for the difference between book and tax treatment of goodwill associated with our acquisition of Adenyo and InfoSpace Mobile.

Our historical lack of profitability is a key factor in concluding there is insufficient evidence of our ability to realize any future benefits from our deferred tax assets and accordingly, we maintain a full valuation allowance against our net deferred tax assets.

Loss from discontinued operations

	Year ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Loss from discontinued operations	$(6,446)	$(38,417)	$31,971	83.2%

Loss from discontinued operations for the years ended December 31, 2012 and 2011 includes the results of our operations in India, the Asia Pacific region, the Netherlands and France. See *Note 4—Discontinued Operations* to our consolidated financial statements for more information.

Net loss

	Year ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Net loss	$(34,242)	$(195,392)	$161,150	(82.5)%

For the year ended December 31, 2012, our net loss was $34.2 million, compared to net loss of $195.4 million for the year ended December 31, 2011. The $160.5 million reduction in net loss is primarily due to:

- decreased impairment charges of $113.1 million;
- decreased loss from discontinued operations of $32.0 million; and
- decreased operating expenses, excluding impairment charges, of $30.4 million.

These reductions were partially offset by:

- decreased revenues of $7.7 million; and
- decreased income tax benefit of $4.9 million.

Year ended December 31, 2011 compared to the year ended December 31, 2010

As we discussed in *Management's Discussion and Analysis of Financial Conditions and Results of Operation—Business Overview,* we exited our operations in India, the Asia Pacific region, France and the Netherlands late in 2012. As of the first quarter of 2012, all of the operations related to these regions is reported as discontinued operations in the consolidated financial statements. We have also reported the prior period operations related to these entities as discontinued operations retrospectively for all periods presented. See *Note 4—Discontinued Operations* to our consolidated financial statements for more information.

Total revenues

	Year Ended December 31,			
	2011	2010	$ Change	% Change
	(Dollars in thousands)			
Total revenues	**$ 97,746**	**$ 110,244**	**$ (12,498)**	**(11.3)%**

Total revenues for the year ended December 31, 2011 decreased $12.5 million, or 11.3%, compared to the year ended December 31, 2010. Managed services revenue accounted for 92.6% and 78.3% of our revenues for the year ended December 31, 2011 and 2010, respectively, while professional services accounted for 7.4% and 21.7%, respectively.

Managed services revenue increased $4.2 million, or 4.8% for the year ended December 31, 2011 primarily related to activity-based arrangements with the Adenyo business and AT&T, partially offset by decreases of transaction-based portal fees. Variable user- and transaction-based fees made up approximately 56% and 55% of our managed services revenue for the years ended December 31, 2011 and 2010, respectively. The slight increase in variable user- and transaction-based fees in 2011 is primarily related to activity-based arrangements with the Adenyo business and AT&T.

Professional services revenue primarily reflects large solution customization and implementation projects for our carrier customers. Professional services revenue for the year ended December 31, 2011 decreased $16.7 million or 69.8% compared to the corresponding 2010 period. This was primarily due to decreases of professional services revenue associated with Verizon and AT&T, partially offset by $2.9 million contributed by the Adenyo business. We have seen a downward trend in our professional service revenue on a sequential basis, and we believe that this trend will continue.

We generated 96% of our revenues in the U.S. for the year ended December 31, 2011, as compared to 99% for the year ended December 31, 2010. The fluctuation of international revenues is due to our work with new international customers acquired with Adenyo.

Significant customers as a percentage of total revenue:

	Year Ended December 31,	
	2011	2010
AT&T	58%	53%
Verizon Wireless	21%	29%

Operating expenses

	Year ended December 31,			
	2011	2010	$ Change	% Change
	(Dollars in thousands)			
Direct third-party expenses	$ 16,267	$ 7,793	$ 8,474	108.7%
Datacenter and network operations*	21,450	28,820	(7,370)	(25.6)
Product development and sustainment*	18,324	22,550	(4,226)	(18.7)
Sales and marketing*	14,583	12,216	2,367	19.4
General and administrative*	23,479	38,051	(14,572)	(38.3)
Depreciation and amortization	13,790	11,828	1,962	16.6
Impairment charges	140,523	—	140,523	**NM
Acquisition transaction and integration costs	6,071	—	6,071	**NM
Restructuring	4,957	407	4,550	1,117.9
Total operating expenses	**$259,444**	**$121,665**	**$137,779**	**113.2%**

* excluding depreciation

** not meaningful

Direct third party expenses

Direct third party expenses increased $8.5 million, or 108.7%, for the year ended December 31, 2011 compared to the corresponding 2010 period. This increase is primarily due to higher usage based fees of $6.6 million for customer specific third-party software as user volume through the AT&T portal increased over the prior period and an additional $3.1 million related to assuming the various business operations of Adenyo, which includes $1.7 million of publisher costs related to the advertising business. These increases were offset by customer technology refreshes that occurred in 2010 and not in 2011.

Datacenter and network operations, excluding depreciation

Datacenter and network operations expense, excluding depreciation, decreased $7.4 million, or 25.6%, for the year ended December 31, 2011 compared to the corresponding 2010 period. $2.3 million of this decrease is due to the lower professional services fees as we canceled an outsourced data center service contract early in 2011 that was in place throughout 2010. In addition, expenses associated with hardware and software maintenance agreements and bandwidth costs decreased by $0.7 million as our North Carolina data center was closed in the first three months of 2011 following the shut-down of the Fuel software solution platform late in 2010. These and other operational reconfigurations resulted in decreased salary and contract labor costs of $1.5 million. Variable compensation based on the financial performance and other metrics also decreased by $0.8 million. These decreases were partially offset by $0.4 million of expenses related to the operations of the Adenyo business that was acquired in April 2011.

Product development and sustainment, excluding depreciation

Product development and sustainment expense, excluding depreciation, decreased $4.2 million, or 18.7%, for the year ended December 31, 2011 compared to the corresponding 2010 period. This decrease was primarily attributable to decreases in payroll-related expenses as professional services revenue decreased from $23.9 million to $7.2 million. This decrease was partially offset by $2.8 million of expenses related to the operations of the acquired Adenyo business. The impairment charges during the year ended December 31, 2011 included previously capitalized software development costs. Over time, product development expenses may increase in absolute dollars as we continue to enhance and expand our suite of solutions and services. However, due to the transformation of our business, changes in market requirements, lack of resources and funding or a change in our business strategy we may not be in a position to or may decide not to increase our product development costs in the near or long term.

Sales and marketing, excluding depreciation

Sales and marketing expense, excluding depreciation, increased $2.4 million, or 19.4%, for the year ended December 31, 2011 compared to the corresponding 2010 period. This increase is due to the business operations of Adenyo, partially offset by reductions of marketing expenses and personnel.

General and administrative, excluding depreciation

General and administrative expense, excluding depreciation, decreased $14.6 million, or 38.3%, for the year ended December 31, 2011 compared to the corresponding 2010 period. This decrease is primarily due to $17.2 million of stock-based compensation expense from June 2010 related to the vesting of restricted stock as a result of the IPO. Variable compensation based on the financial performance and other metrics also decreased by $1.4 million. These decreases were partially offset by an additional $3.7 million in expenses related to assuming the business operations of Adenyo, increased on-going stock-based compensation expense of $1.1 million, increased legal costs of $0.8 million and a $0.4 million increase in bad debt expense.

Depreciation and amortization

Depreciation and amortization expense increased $2.0 million, or 16.6%, for the year ended December 31, 2011 compared to the corresponding 2010 period. The increase is primarily due to amortization of intangible assets resulting from the acquisition of Adenyo and capitalized software that was placed in service and is being amortized over its estimated useful life.

Impairment charges

For the year ended December 31, 2011, we determined that our goodwill and certain fixed and intangible assets were impaired and incurred an impairment charge of $140.5 million, of which $124.3 million relates to goodwill and $16.2 million relates to various fixed and intangible assets. See *Note 7—Impairment Charges* to our Consolidated Financial Statements for more information.

Acquisition transaction and integration costs

Acquisition transaction and integration costs of $6.1 million incurred during the year ended December 31, 2011 relate to the acquisition of Adenyo which was completed on April 14, 2011.

Restructuring

During the year ended December 31, 2011, we incurred $5.0 million of restructuring charges primarily related to voluntary and involuntary termination benefits and stock-based compensation charges related to the acceleration of equity awards given to employees that were terminated. This includes charges for involuntary termination benefits related to the elimination of redundant functions and positions in anticipation of the synergies associated with the acquisition of Adenyo. In the year ended December 31, 2010, we incurred a $0.4 million expense upon disposition of the remaining asset held for sale related to the relocation of our headquarters in 2008.

Other income (expense), net

	Year ended December 31,			
	2011	2010	$ Change	% Change
	(Dollars in thousands)			
Other income	$ 144	$3,565	$(3,421)	(96.0)%
Interest and investment income, net	28	3	25	833.3
Interest expense	(644)	(111)	(533)	480.2
Total other income (expense), net	**$(472)**	**$3,457**	**$(3,929)**	**(113.7)%**

Other income of $3.5 million for the year ended December 31, 2010 consists primarily of the gain related to the decrease in fair value of our warrants to purchase redeemable preferred shares. All outstanding preferred stock warrants were converted to common stock warrants immediately prior to the IPO. Interest expense for the year ended December 31, 2011 relates to the July 2011 draw from our revolving credit facility and the Term Loan we entered into on September 16, 2011. See *Note 9—Debt Facilities* to our consolidated financial statements and *Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources* for more information.

Provision (benefit) for income taxes

	Year ended December 31,			
	2011	2010	$ Change	% Change
	(Dollars in thousands)			
Provision (benefit) for income taxes	$(5,195)	$1,567	$(6,762)	431.5%

Income tax benefit for the year ended December 31, 2011 primarily consists of a deferred tax benefit from the reversal of our deferred tax liabilities. Our deferred tax liabilities were reversed when impairment was recorded on the underlying intangible assets. Income tax expense for the year ended December 31, 2010 primarily consists of a deferred U.S. tax provision for the difference between book and tax treatment of goodwill associated with the acquisition of InfoSpace Mobile and foreign income taxes.

We maintain a full valuation allowance against our net deferred tax assets which precludes us from recognizing a tax benefit for our current operating losses. Our historical lack of profitability is a key factor in concluding there is insufficient evidence of our ability to realize any future benefits from our deferred tax assets.

Income (loss) from discontinued operations

	Year ended December 31,			
	2011	2010	$ Change	% Change
	(Dollars in thousands)			
Income (loss) from discontinued operations	$(38,417)	$2,516	$(40,933)	1,626.9%

Loss from discontinued operations for the year ended December 31, 2011 includes the results of our subsidiaries in India, the Asia Pacific region, the Netherlands and France. The income from discontinued operations for the year ended December 31, 2010 includes the results of our subsidiaries in India, the Asia Pacific region and the Netherlands.

Net loss

	Year ended December 31,			
	2011	**2010**	**$ Change**	**% Change**
	(Dollars in thousands)			
Net loss	$(195,392)	$(7,015)	$(188,377)	2,685.3%

Net loss for the year ended December 31, 2011 was $195.4 million, compared to a $7.0 million net loss for the year ended December 31, 2010. The $188.4 million change in net loss primarily reflects:

- impairment charges of $140.5 million;
- increased loss from discontinued operations of $40.9 million;
- decreased total revenues of $12.5 million;
- increased direct third party costs of $8.5 million;
- acquisition transaction and integration costs of $6.1 million;
- increased restructuring costs of $4.6 million; and
- increased depreciation and amortization of $2.0 million.

These charges and increased expenses were partially offset by:

- a $12.9 million decrease of stock-based compensation charge, primarily due to the charge in 2010 triggered by the IPO;
- decreased network operation expenses of $7.4 million; and
- decreased product development expenses of $4.2 million.

Quarterly Financial Data (Unaudited)

The following tables set forth our unaudited quarterly consolidated statements of operations and other data for the years ended December 31, 2012 and December 31, 2011. We have prepared the unaudited quarterly operational data on the same basis as the audited consolidated financial statements included in this report, and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this financial information. Quarterly results are not necessarily indicative of the operating results to be expected for the full fiscal year. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this report.

	For the three months ended,			
(in thousands, except per share data)	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Total revenues	$22,786	$22,209	$23,046	$ 22,001
Operating expenses				
Direct third-party expenses	5,154	5,009	4,572	4,484
Datacenter and network operations, excluding depreciation	3,441	3,788	3,479	3,092
Product development and sustainment, excluding depreciation	5,032	2,748	2,628	1,903
Sales and marketing, excluding depreciation	2,525	2,486	2,771	2,344
General and administrative, excluding depreciation	6,298	4,998	5,416	4,188
Depreciation and amortization	1,754	2,041	2,777	2,424
Impairment charges	—	—	—	27,412
Restructuring	2,037	468	—	—
Total operating expenses	26,241	21,538	21,643	45,847
Operating income (loss)	(3,455)	671	1,403	(23,846)
Other expense, net	(457)	(997)	(771)	(621)
Income (loss) before income taxes	(3,912)	(326)	632	(24,467)
Provision (benefit) for income taxes	92	(160)	96	(305)
Net income (loss) from continuing operations	(4,004)	(166)	536	(24,162)
Net loss from discontinued operations	(4,681)	(1,765)	—	—
Net income (loss)	$ (8,685)	$ (1,931)	$ 536	$(24,162)
Accretion of redeemable preferred stock	—	—	—	(111)
Series J preferred stock dividends	—	—	—	(940)
Net income (loss) attributable to common stockholders	$ (8,685)	$ (1,931)	$ 536	$(25,213)
Net income (loss) per share attributable to common stockholders – basic and diluted:				
Continuing operations	$ (0.09)	$ —	$ 0.01	$ (0.52)
Discontinued operations	(0.10)	(0.04)	—	$ —
Total net income (loss) per share attributable to common stockholders	$ (0.19)	$ (0.04)	$ 0.01	$ (0.52)
Weighted-average common shares outstanding – basic	45,981	46,023	46,083	46,139
Weighted-average common shares outstanding – diluted	45,981	46,023	46,087	46,139

(in thousands, except per share data)	For the three months ended, March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$24,293	$25,788	$ 24,766	$ 22,899
Operating expenses				
Direct third-party expenses	2,930	4,011	4,853	4,473
Datacenter and network operations, excluding depreciation	6,083	4,659	5,196	5,512
Product development and sustainment, excluding depreciation	3,963	3,536	5,290	5,535
Sales and marketing, excluding depreciation	3,447	3,741	3,950	3,445
General and administrative, excluding depreciation	6,021	6,038	7,019	4,401
Depreciation and amortization	3,744	4,132	2,572	3,342
Impairment charges	—	—	139,519	1,004
Acquisition transaction and integration costs	4,072	2,000	(171)	170
Restructuring	246	129	4,465	117
Total operating expenses	30,506	28,246	172,693	27,999
Operating loss	(6,213)	(2,458)	(147,927)	(5,100)
Other income (expense), net	41	11	(177)	(347)
Loss before income taxes	(6,172)	(2,447)	(148,104)	(5,447)
Provision (benefit) for income taxes	443	441	(6,355)	276
Net loss from continuing operations	(6,615)	(2,888)	(141,749)	(5,723)
Net income (loss) from discontinued operations	474	(1,381)	(32,789)	(4,721)
Net loss	$(6,141)	$(4,269)	$(174,538)	$(10,444)
Net loss per share – basic and diluted:				
Continuing operations	$ (0.16)	$ (0.06)	$ (3.09)	$ (0.13)
Discontinued operations	0.01	(0.03)	(0.71)	(0.10)
Total net loss per share – basic and diluted	$ (0.15)	$ (0.09)	$ (3.80)	$ (0.23)
Weighted-average common shares outstanding – basic and diluted	42,286	45,267	45,877	45,957

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Liquidity and Capital Resources

General

Our principal needs for liquidity have been to fund operating losses, working capital requirements, restructuring expenses, capital expenditures, international activity, acquisitions, integration and for debt service. Our principal sources of liquidity as of December 31, 2012 consisted of cash and cash equivalents of $51.5 million.

On July 24, 2012, we launched a rights offering pursuant to which we distributed to holders of our common stock at the close of business on July 23, 2012 one transferable subscription right for every one share of common stock owned as of that date. Each subscription right, subject to certain limitations, entitled the holder thereof to subscribe for a unit, at a subscription price of $0.65 per unit. Each unit consisted of 0.02599 shares of 13% Redeemable Series J preferred stock and 0.21987 warrants to purchase a share of common stock, as well as an over-subscription privilege. The board of directors may at its sole discretion, cause the quarterly dividend with respect to the Series J preferred stock to be paid in cash or in kind. The rights offering was fully subscribed and closed on October 11, 2012. We received approximately $27.7 million in net proceeds from the rights offering and we intend to use these proceeds for general corporate and working capital purposes. Those purposes may include any acquisitions we may pursue. We have no current plans to pursue any specific acquisition.

We have implemented cost reduction measures and are continuing to review our liquidity needs. Over the near term, we expect that working capital requirements will continue to be our principal need for liquidity. In the long term, working capital requirements are expected to increase if we succeed in executing our longer-term business plan and growing our business. We believe that our future cash flow from operations and available cash and cash equivalents will be sufficient to meet our liquidity needs for the next 12 months. However, this may not be the case. Our liquidity may be adversely impacted if and to the extent that our Series J preferred stock becomes redeemable at the option of the holder and if repayment of our term loan is accelerated if we do not implement NOL protective measures by April 9, 2013. Additionally, our longer-term liquidity and ability to execute on our longer term business plan is contingent on our ability to raise additional capital, and on our not experiencing any events that may accelerate the payment of our term loan. Our ability to fund our capital needs also depends on our future operating performance, our ability to successfully realign our costs and strategic path, the effect of any financing alternatives we may pursue, and our ability to meet financial covenants under any indebtedness we may incur. We may also need to raise additional capital to execute our longer-term business plan. We cannot assure that sufficient capital will be available on acceptable terms, if at all, or that we will generate sufficient funds from operations to repay our term loan when due or to adequately fund our longer term operating needs. If we are unable to raise sufficient funds, we may need to implement additional cost reduction measures and explore other sources to fund our longer term business needs and repay our term loan when due. Our failure to do so could result, among other things, in a default under our term loan, loss of our customers and a loss of our stockholders' entire investment. Our ability to meet our liquidity needs or raise additional funds may also be adversely affected by the legal proceedings we are subject to as described in *Part I, Item 3—Legal Proceedings*. Our operating performance may also be affected by risks and uncertainties discussed in *Part I, Item 1A—Risk Factors*. These risks and uncertainties may also adversely affect our short and long-term liquidity.

If we are unable to meet the performance commitments under our revenue contracts or effectively enforce or accurately and timely bill and collect for contracts with our customers, it may have an adverse impact on our cash flow and liquidity. As of December 31, 2012, $1.1 million was included in accounts receivable but was not billed until January 2013.

Term Loan. We entered into a $20 million term loan with High River as evidenced by a promissory note dated September 16, 2011 as amended on November 14, 2011 and February 28, 2012. The term loan accrues interest at 9% per year, which is paid-in-kind quarterly through capitalizing interest and adding it to the principal balance, is secured by a first lien on substantially all of our assets and is guaranteed by two of our subsidiaries, mCore International and Motricity Canada. The principal and interest are due and payable at maturity on August 28, 2013. The term loan provides High River with a right to accelerate the payment of the term loan if, among other things, we experience an ownership change (within the meaning of Section 382 of the Code) that results in a substantial limitation on our ability to use our net operating losses and related tax benefits or if the shares of Series J preferred stock issued in the rights offering or any other shares of preferred stock that we may issue become redeemable at the option of the holders or if we are required to pay the liquidation preference for such shares. At our request, High River agreed to provide us with a $5 million revolving credit facility and in connection therewith, we further amended the Note on May 10, 2012. We did not borrow any sums under the revolving credit facility which terminated upon the completion of the rights offering on October 11, 2012. High River is beneficially owned by Mr. Carl C. Icahn, a beneficial holder, as of March 1, 2013 of approximately 30.4% of our outstanding shares of common stock and of approximately 95.5% of our Series J preferred stock. Mr. Brett M. Icahn, a director of the Company, is the son of Mr. Carl C. Icahn, and Mr. Hunter C. Gary, a director of the Company, is married to Mr. Carl C. Icahn's wife's daughter. The term loan as amended with High River was unanimously approved by a committee comprised of disinterested directors of our Board of Directors.

Cash Flows

As of December 31, 2012 and December 31, 2011, we had cash and cash equivalents of $51.5 million and $13.1 million, respectively. The increase of $38.5 million reflects cash provided by financing activities of $28.4 million and cash from operating activities of $11.3 million, partially offset by $1.4 million of cash used in investing activities.

Net Cash Provided by Operating Activities

For the year ended December 31, 2012, net cash of $11.3 million was provided by operating activities. Operating activities from continuing operations provided $16.8 million of cash consisting primarily of our net loss of $34.2 million adjusted for various non-cash items including $27.4 million for impairment charges, $9.0 million for depreciation and amortization, $6.4 million in losses resulting from discontinued operations, a $2.8 million increase in net operating assets, $2.6 million for stock-based compensation expense, $1.9 million for non-cash interest expense, and a $0.6 million net gain on asset disposals. Operating activities from discontinued operations used $5.5 million of cash during the year ended December 31, 2012.

Net Cash Used in Investing Activities

For the year ended December 31, 2012, net cash of $1.4 million was used in investing activities. Investing activities used in continuing operations of $1.0 million consisted primarily of $1.2 million used to purchase property and equipment for our network operations, partially offset by $0.2 million of cash provided from the sale.of fixed assets. Investing activities related to discontinued operations used $0.4 million of cash during the year ended December 31, 2012.

Net Cash Provided by Financing Activities

For the year ended December 31, 2012, net cash of $28.4 million was provided by financing activities. Net cash provided by financing activities consisted primarily of gross proceeds $30.0 million from our rights offering, partially offset by $1.6 million paid for rights offering costs.

Contingencies and Contractual Obligations

Our primary contingencies and contractual obligations relate to our term loan due in August 2013, operating lease obligations associated with our facilities and various commitments associated with network service providers.

As of December 31, 2012, our contractual obligations and other commitments were as follows:

	Payments due by period				
(in thousands)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Term loan (1)	$22,454	$22,454	$ —	$—	$—
Operating lease obligations (2)	3,095	1,085	1,068	676	266
Commitments to network service providers (3)	1,792	1,075	717	—	—
Additional contractual commitments (4)	690	484	206	—	—
Total	**$28,031**	**$25,098**	**$1,991**	**$676**	**$266**

(1) Includes $2.5 million of accrued interest.

(2) Includes operating lease commitments for facilities that we have entered into with third parties.

(3) We have entered into several agreements with third-party network service providers, who provide additional operational support for our various datacenters.

(4) Includes additional agreements we have entered into for items such as leased equipment and utility services.

Off-Balance Sheet Arrangements

As of December 31, 2012, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity and capital resources that are material to investors. In accordance with our normal business practices we indemnify our officers and our directors. We also indemnify customers under our contract terms from any copyright and patent infringement claims that may arise from use of our software technology.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions and in certain cases the difference may be material.

The following critical accounting policies are those accounting policies that, in our view, are most important in the portrayal of our financial condition and results of operations. Our critical accounting policies and estimates include those involved in recognition of revenue, business combinations, software development costs, valuation of goodwill, valuation of long-lived and intangible assets, provision for income taxes, accounting for stock-based compensation and accounting for our redeemable preferred stock. *Note 2—Summary of Significant Accounting Policies* to our consolidated financial statements included elsewhere in this Form 10-K provides additional information about these critical accounting policies, as well as our other significant accounting policies.

Revenue recognition

We derive our revenues from contracts which include individual or varying combinations of our managed services and often include professional service fees to customize and implement the specific software platform solutions required by the customer. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured. Certain of our arrangements include customer acceptance clauses or penalties for late delivery which we assess to determine whether revenue can be recognized ahead of the acceptance or delivery. The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations.

Our carrier customer contracts may consist of professional service fees, a fixed monthly managed service fee to host the software platform solution, and variable monthly fees based on one of three measures: the number of wireless subscribers using our software solutions each month; the aggregate dollar volume or number of transactions processed; or specified rates for individual transactions processed. Certain arrangements, including our international carrier contracts, are based on a percentage of revenue generated by carrier mobile data services. Certain arrangements also include minimum monthly fee provisions, monthly fees for providing additional managed services required by the customer and/or service level requirements related to the hosted solutions which often entail financial penalties for non-compliance. Professional service fees typically include both the initial fees to customize and implement the specific software solution and fees to enhance the functionality of the software solution, which may occur anytime during the contractual term of the arrangement.

Under contractual arrangements where the customer does not have the right to take possession of the software, we determine the pattern of revenue recognition of the combined deliverables as a single unit of accounting. The professional service fees associated with the arrangement are not considered to be a separate earnings process because the services do not have stand-alone value to the customer. Such customers do not have the ability to benefit, resell or realize value from such services without the associated hosting services. Consequently, the professional services revenue is deferred and recognized monthly on a ratable basis together with the hosting services over the longer of the contractual term of the arrangement or the estimated period the customer is expected to benefit from the software solution or enhancement representing the period over which the hosting services are expected to be utilized. In determining the expected benefit period, we assess factors such as historical data trends, data used to establish pricing in the arrangement, discussions with customers in negotiating the arrangement and the period over which the customer could be expected to recover and earn a reasonable return on the professional service fee. At December 31, 2011, our deferred revenue balance consisted of $0.7 million related to such professional service fees. We consider the variable activity- or revenue-based fees to be contingent fees and recognize revenue monthly as the contingency is resolved, the fees are earned and the amount of the fee can be reliably measured. The pricing of our professional services is based on the expected level of effort necessary to complete a software solution. We believe this best approximates the fair value of the professional service fees if they were a separate unit of accounting.

Under certain arrangements, the customer has the right to take possession of the software, and it is feasible for the customer to either self-host the software on its own hardware or contract with another entity for the hosting service without significant penalty. Such multiple element arrangements are analyzed under software revenue guidance to assess the elements for separation and recognition. In October 2009, the FASB amended the accounting standards for certain multiple deliverable revenue arrangements to: 1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; 2) require an entity to allocate revenue in an arrangement using best estimated selling price (BESP) of deliverables if a vendor does not have vendor-specific objective evidence (VSOE) of selling price or third-party evidence (TPE) of selling price; and 3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. We adopted this new guidance at the beginning of the first quarter of 2011 and there was no impact on our financial position, results of operations or cash flows.

The fixed monthly hosting fee to host the software solution is not considered essential to the functionality of other elements. It is described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services, and we have established vendor-specific objective evidence of fair value through substantive renewal rates included in the contract.

For all carrier transactions entered into after January 1, 2011, we account for the hosting fee element of the arrangement separately and recognize the hosting fee as managed services revenue on a monthly basis as earned. The variable monthly fee is considered a contingent fee and is recognized as managed services revenue monthly when the contingency is resolved and the related fee is earned. As we are unable to establish VSOE or TPE on the professional services element, we use BESP to allocate the revenue. We recognize the professional service revenues using the cost-to-cost percentage of completion method of accounting. We recognize the revenue based on the ratio of costs incurred to the estimated total costs at completion. Revenue recognized in excess of billings is recorded within accounts receivable. Billings in excess of revenue recognized are recorded within deferred revenue. Should the customer elect to self-host the software, the hosting fee would be eliminated and the variable fee would become the licensing fee. No customer has elected to self-host as of December 31, 2012. If a contract which previously did not have a right to self-host without significant penalty is amended to include such a right, we reassess the contract under the above software revenue recognition guidance.

Prior to our exit from the premium messaging business in late 2012, we provided premium messaging services to subscribers of wireless carriers on behalf of third-party vendors and earned a fixed percentage of the related revenue. We would bill the carriers for transactions conducted by their subscribers and provide settlement services for the third-party vendors based on payments received from the carriers. We determined it was appropriate to record our net share of the billings to carriers as service revenue rather than the gross billing amount. The primary considerations for this determination were:

- the third-party vendor sells its content or service directly to the wireless carriers' subscribers and is considered the primary obligor;

- the carriers have a contractual relationship with their subscribers and are directly responsible for billing and collecting premium messaging fees from their subscribers and resolving billing disputes;
- the carriers establish gross pricing for the transactions;
- the wireless carriers generally pay us a fixed percentage of premium messaging revenues actually collected from their subscribers; and
- we have limited risks, including no inventory risk and limited credit risk, because the carriers generally bear the risk of collecting fees from their subscribers and we are obligated to remit to the third-party vendor only their share of the funds we actually receive from the carrier.

Our advertising revenues are derived principally from the sale of online advertisements. The duration of our advertising contracts has ranged from 1 week to 3 months, with an average of approximately 1 month. Advertising revenues on contracts are recognized as "impressions" (i.e., the number of times that an advertisement appears in web pages) are delivered, or as "clicks" (which are generated each time users on our websites click through our text-based advertisements to an advertiser's designated website) are provided to advertisers. For contracts with minimum monthly or quarterly advertising commitments where the fee and commitments are fixed throughout the term, we recognize revenue ratably over the term of the agreement. Some of our advertising contracts consist of multiple elements which generally include a blend of various impressions and clicks as well as other marketing deliverables. Where neither vendor-specific objective evidence nor third-party evidence of selling price exists, we use management's best estimate of selling price (BESP) to allocate arrangement consideration on a relative basis to each element. BESP is generally based on the selling prices of the various elements when they are sold to customers of a similar nature and geography on a stand-alone basis or estimated stand-alone pricing when the element has not previously been sold stand-alone. These estimates are generally based on pricing strategies, market factors and strategic objectives. Out-of-pocket expenses that are contractually reimbursable from customers are recorded as gross revenue and expenses.

In addition, we provide services related to data and service subscriptions. Fees for services for the ongoing subscription/license of software/data are deferred and recognized over the non-cancellable term of the subscription, beginning upon commencement of the subscription period. Billings or payments received from customers in advance of revenue recognition are recorded in deferred income on the consolidated statement of financial position. At December 31, 2012 and December 31, 2011 our deferred revenue balance consisted of $0.8 million and $1.4 million, respectively, related to these data and service subscriptions.

Business combinations

We have completed nine business combinations since 2003. The purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any amount in excess of such allocations designated as goodwill. We make significant judgments and assumptions in determining the fair value of acquired assets and assumed liabilities, especially with respect to acquired intangibles. Using different assumptions in determining fair value could materially impact the purchase price allocation and our financial position and results of operations.

Several methods are commonly used to determine fair value. For intangible assets, we typically use the "income method." This method starts with our forecast of all expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method and other methods include:

- the amount and timing of projected future cash flows;
- the discount rate selected to measure the risks inherent in the future cash flows;
- the acquired company's competitive position; and

- the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

Software development costs

Prior to 2010, we capitalized certain software development costs, which included the costs to develop new software products or significant enhancements to existing software products, which are developed or obtained for internal use. Costs associated with preliminary project stage activities, training, maintenance and all post implementation stage activities were expensed as incurred. We capitalized software development costs when application development began, it was probable that the project would be completed and the software would be used as intended. Such capitalized costs were capitalized within Property, Plant and Equipment and amortized on a straight-line basis over the estimated useful life of the related asset, which was generally three years.

In 2010 and 2011, we focused on developing software products that could be leveraged across various customers. Software development costs related to software products to be sold, leased or otherwise marketed as a component of the solutions we provide to our customers were capitalized when technological feasibility had been established. As such, we have capitalized costs, including direct labor and related overhead included in intangible assets, net. Amortization of capitalized software development costs began as each product was available for general release to customers and was recorded within depreciation and amortization. Amortization was computed on an individual product basis for those products available for market and recognized based on the product's estimated economic life. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product were expensed immediately. The impairment charges during the third quarter of 2011 included previously capitalized software development costs, and as of December 31, 2011, all software development costs capitalized within intangible assets, net had been fully amortized. We did not capitalize any additional software development costs during 2012.

Over time software development expenses may increase in absolute dollars as we continue to enhance and expand our suite of solutions and services. However, due to the transformation of our business, changes in market requirements, lack of resources and funding or a change in our business strategy, we may not be in a position to or may decide not to increase our software development costs in the near or long term.

Valuation of goodwill

Our business acquisitions typically result in the recording of goodwill, and we periodically assess whether the recorded value of goodwill has become impaired. We test for potential impairment annually, in the fourth quarter of each year, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Testing for impairment of goodwill involves estimating the fair value of the associated reporting unit and comparing it to its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized to reduce the carrying value of goodwill by the difference. Any impairment losses relating to goodwill are recognized in the consolidated financial statements.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. We use valuation techniques consistent with the market approach and income approach to measure fair value for purposes of impairment testing. An estimate of fair value can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates, including the expected operational performance of our businesses in the future, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows—including sales volumes, pricing, market penetration, competition, technological obsolescence and discount rates—are consistent with our internal planning. Significant changes in these estimates or their related assumptions in the future could result in impairment charges related to our goodwill.

Valuation of long-lived and intangible assets

We periodically evaluate events or changes in circumstances that indicate the carrying amount of our long-lived and intangible assets may not be recoverable or that the useful lives of the assets may no longer be appropriate. Factors which could trigger an impairment review or a change in the remaining useful life of our long-lived and intangible assets include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, based on an income and/or cost approach, and an impairment charge is recorded for the excess of carrying value over fair value. Any impairment losses relating to long-lived and intangible assets are recognized in the consolidated financial statements.

The process of assessing potential impairment of our long-lived and intangible assets is highly subjective and requires significant judgment. An estimate of future undiscounted cash flow can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows including sales volumes, pricing, market penetration, competition and technological obsolescence are consistent with our internal planning. Significant future changes in these estimates or their related assumptions could result in additional impairment charge related to individual or groups of these assets.

At December 31, 2012, our intangible assets, net, balance of $4.3 million relates primarily to the technology and customer relationships acquired with the Adenyo acquisition.

Provision for income taxes

We are subject to federal and various state income taxes in the U.S., and to a lesser extent, income-based taxes in various foreign jurisdictions, including, but not limited to, the United Kingdom and Canada. During the third and fourth quarters of 2011 and into 2012, we effected a restructuring of our workforce and other cost savings initiatives. As a part of this process we commenced the exit from our operations in India, the Asia Pacific region, France and the Netherlands. We or one of our subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, due to either the generation of net operating losses or because our subsidiaries have a relatively short corporate life, all tax years for which we or one of our subsidiaries filed a tax return remain open. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we calculate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities, and we assess temporary differences resulting from differing treatment of items for tax and accounting purposes. We recognize only tax positions that are "more likely than not" to be sustained based solely on their technical merits. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

At December 31, 2012, our gross deferred tax assets consisted primarily of domestic net operating losses and book to tax differences in tangible and intangible assets, as well as research and development credit carryforwards. As of December 31, 2012, we had U.S. federal and state net operating loss carryforwards of approximately $332.6 million and $39.6 million, respectively, which begin to expire at varying dates starting in 2019 for U.S. federal income tax purposes and in the current year for state income tax purposes. Because of our history of generating operating losses, we maintain full valuation allowances against these deferred tax assets and consequently do not recognize tax benefits for our current operating losses. If we determine it is more likely than not that all or a portion of the deferred tax assets will be realized, we will eliminate or reduce the corresponding valuation allowances which would result in immediate recognition of an associated tax benefit. Going forward, we will reassess the need for any remaining valuation allowances or the necessity to recognize additional valuation allowances. In the event we do eliminate all or a portion of the valuation allowances in the future, we will begin recording income tax provisions based on our earnings and applicable statutory tax rates from that time forward.

We had recorded deferred tax liabilities as a result of the difference between the book and tax treatments of intangible assets associated with acquisitions. The majority of these deferred tax liabilities were reversed in the current year in connection with the recognition of an impairment charge, resulting in a deferred tax benefit.

Stock-based compensation

We estimate the fair value of share-based awards, including stock options, using the Black-Scholes option-pricing model for awards with service-based conditions and the Monte Carlo Simulation pricing model for awards with market-based conditions. Determining the fair value of share-based awards using both pricing models requires the use of subjective assumptions, including the expected term of the award, expected stock price volatility and risk free interest rate. The assumptions used in calculating the fair value of share-based awards granted since January 1, 2010, are set forth below:

	Year ended December 31,		
	2012	2011	2010
Expected life of options granted	2.5 - 5 years	5 years	5 years
Expected volatility	50% - 79%	50%	50%
Range of risk-free interest rates	0.7% - 1.9%	1.9% - 2.0%	2.0% - 2.3%
Expected dividend yield	—	—	—

The assumptions used in determining the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties. As a result, if factors change, and we use different assumptions, our share-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the share-based award. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. Because there was no public market for our common stock prior to our initial public offering, we lacked company-specific historical and implied volatility information. Therefore, in estimating our expected stock volatility, we have taken into account volatility information of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. Also, we recognize compensation expense for only the portion of share-based awards that are expected to vest. Accordingly, we estimated forfeitures of stock options and stock awards based on our historical forfeiture rate, taking into account any unusual events, and our expectations for forfeitures in the future. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

Prior to our initial public offering, the fair value of our common stock, for the purpose of determining the grant prices of our common stock option grants, was ultimately approved by our board of directors after an extensive process involving the audit committee, management, and a third-party valuation firm. The board of directors initially delegated the valuation process to the audit committee. The audit committee worked with management, and starting in 2008, also began working with a third-party valuation firm to develop each valuation. The audit committee then presented the resulting valuation to the full board of directors, and recommended its approval. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on various factors, including:

- the prices for our redeemable preferred stock sold to outside investors in arm's-length transactions;
- the rights, preferences and privileges of our redeemable preferred stock relative to those of our common stock;

- our operating and financial performance;
- the hiring of key personnel;
- our stage of development and revenue growth;
- the lack of an active public market for our common and preferred stock;
- industry information such as market growth and volume;
- the execution of strategic and customer agreements;
- the risks inherent in the development and expansion of our service offerings;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature of and history of our business; and
- the acquisitions of companies that we have completed.

We believe consideration of these factors by our board of directors was a reasonable approach to estimating the fair value of our common stock for those periods. Estimation of the fair value of our common stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

Since the IPO, the exercise prices of our common stock option grants are based on the closing price of our common stock traded on NASDAQ under the symbol MOTR. All of our employee stock options that were granted since the IPO were granted at exercise prices equal to or greater than the fair value of common stock as of the grant date.

Redeemable preferred stock and common stock warrants

In October 2012, we issued 1,199,643 shares of Series J preferred stock and 10,149,824 warrants to purchase our common stock upon successful completion of our rights offering. Net proceeds from the rights offering of $27.7 million were allocated between Series J preferred stock and common stock warrants based on their estimated relative fair market values at the date of issuance as determined with the assistance of a third party valuation specialist. Our Series J preferred stock contains certain redemption features which are outside of our control. Accordingly, our Series J preferred stock is classified as mezzanine equity and reported as Redeemable preferred stock on our consolidated balance sheet, net of issuance costs, at December 31, 2012. The difference between the carrying value of the Series J preferred stock and its liquidation value is being accreted over an anticipated redemption period of five years using the effective interest method. Holders of the Series J preferred stock are entitled to an annual dividend of 13%, which is payable in-cash or in-kind, on a quarterly basis. Dividends declared on the Series J preferred stock and accretion associated with the Series J preferred stock reduce the amount of net earnings that are available to common stockholders and are presented as separate amounts on the consolidated statements of operations. The common stock warrants are recorded as Additional paid-in capital on our consolidated balance sheet at December 31, 2012.

Recent Accounting Pronouncements

There are no recently issued accounting standards that we expect to have a material effect on our financial condition, results of operations or cash flows.

Item 7A. Qualitative and Quantitative Disclosures about Market Risk.

Interest rate risk

At December 31, 2012, we had cash and cash equivalents of $51.5 million. These amounts are held primarily in cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. In addition, the term loan bears interest at a fixed rate of 9%.

Foreign currency risk

The majority of our sales and expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. While we have conducted some transactions in foreign currencies during the fiscal year ended December 31, 2012 and expect to continue to do so, we do not anticipate that foreign currency transaction gains or losses will be significant at our current level of operations. We have not engaged in foreign currency hedging to date. However, we may do so in the future.

Effects of inflation

Inflation generally affects us by increasing costs of labor, supplies and equipment. We do not believe that inflation has had any material effect on our business, financial condition or results of operations in the last three fiscal years. Although we do not expect that inflation or changing prices will materially affect our business in the foreseeable future, if our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Item 8. Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Motricity, Inc.

We have audited the accompanying consolidated balance sheets of Motricity, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Motricity, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP
Seattle, Washington

March 11, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Motricity, Inc.:

In our opinion, the accompanying consolidated statements of operations, of comprehensive loss, of changes in stockholders' equity (deficit) and of cash flows for the year ended December 31, 2010 present fairly, in all material respects, the results of operations and cash flows of Motricity, Inc. and its subsidiaries (the "Company") for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule for the year ended December 31, 2010 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
February 28, 2011, except for the changes in the presentation of comprehensive loss discussed in Note 2 and of discontinued operations discussed in Note 4, which are as of May 24, 2012

Motricity, Inc.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2012	December 31, 2011
Assets		
Current assets		
Cash and cash equivalents	$ 51,528	$ 13,066
Restricted short-term investments	407	434
Accounts receivable, net of allowance for doubtful accounts of $287 and $905, respectively	13,936	42,521
Prepaid expenses and other current assets	2,140	5,758
Assets held for sale	—	5,206
Total current assets	**68,011**	**66,985**
Property and equipment, net	6,656	15,440
Goodwill	2,416	25,208
Intangible assets, net	4,262	10,120
Other assets	172	359
Total assets	**$ 81,517**	**$ 118,112**
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 7,958	$ 34,583
Accrued compensation	3,285	5,200
Deferred revenue	814	1,824
Debt facilities	22,454	—
Other current liabilities	1,600	681
Liabilities held for sale	—	5,120
Total current liabilities	**36,111**	**47,408**
Deferred tax liability	—	262
Debt facilities	—	20,531
Other non-current liabilities	17	786
Total liabilities	**36,128**	**68,987**
Commitments and contingencies		
Redeemable preferred stock, $0.001 par value; 1,199,643 shares issued and outstanding	26,539	—
Stockholders' equity		
Preferred stock, $0.001 par value; 350,000,000 shares authorized; 1,199,643 shares issued and outstanding at December 31, 2012 (see redeemable preferred stock)	—	—
Common stock, $0.001 par value; 625,000,000 shares authorized; 46,732,753 and 46,226,797 shares issued and outstanding at December 31, 2012 and 2011, respectively	47	46
Additional paid-in capital	573,166	570,331
Accumulated deficit	(553,722)	(519,480)
Accumulated other comprehensive loss	(641)	(1,772)
Total stockholders' equity	**18,850**	**49,125**
Total liabilities and stockholders' equity	**$ 81,517**	**$ 118,112**

The accompanying notes are an integral part of these consolidated financial statements.

Motricity, Inc.

Consolidated Statements of Operations
(in thousands, except share data and per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Revenue	$ 90,042	$ 97,746	$ 110,244
Operating expenses			
Direct third-party expenses	19,219	16,267	7,793
Datacenter and network operations, excluding depreciation	13,800	21,450	28,820
Product development and sustainment, excluding depreciation	12,311	18,324	22,550
Sales and marketing, excluding depreciation	10,126	14,583	12,216
General and administrative, excluding depreciation	20,900	23,479	38,051
Depreciation and amortization	8,996	13,790	11,828
Impairment charges	27,412	140,523	—
Acquisition transaction and integration costs	—	6,071	—
Restructuring	2,505	4,957	407
Total operating expenses	**115,269**	**259,444**	**121,665**
Operating loss	**(25,227)**	**(161,698)**	**(11,421)**
Other expense, net			
Other income (expense)	(932)	144	3,565
Interest and investment income, net	10	28	3
Interest expense	(1,924)	(644)	(111)
Other expense, net	**(2,846)**	**(472)**	**3,457**
Loss from continuing operations before income taxes	(28,073)	(162,170)	(7,964)
Provision (benefit) for income taxes	(277)	(5,195)	1,567
Net loss from continuing operations	**(27,796)**	**(156,975)**	**(9,531)**
Net income (loss) from discontinued operations	(6,446)	(38,417)	2,516
Net loss	**$ (34,242)**	**$ (195,392)**	**$ (7,015)**
Accretion of redeemable preferred stock	(111)	—	(12,093)
Series H redeemable preferred stock dividends	—	—	(868)
Series D1 preferred stock dividends	—	—	(332)
Series J redeemable preferred stock dividends	(940)	—	—
Net loss attributable to common stockholders	**$ (35,293)**	**$ (195,392)**	**$ (20,308)**
Net loss per share attributable to common stockholders – basic and diluted:			
Continuing operations	$ (0.63)	$ (3.50)	$ (0.99)
Discontinued operations	(0.14)	(0.86)	0.11
Total net loss per share attributable to common stockholders	**$ (0.77)**	**$ (4.36)**	**$ (0.88)**
Weighted-average common shares outstanding – basic and diluted	**46,056,927**	**44,859,734**	**22,962,555**
Depreciation and amortization by function			
Datacenter and network operations	$ 4,628	$ 8,293	$ 7,807
Product development and sustainment	1,586	2,296	1,634
Sales and marketing	2,292	2,799	2,041
General and administrative	490	402	346
Total depreciation and amortization	**$ 8,996**	**$ 13,790**	**$ 11,828**

The accompanying notes are an integral part of these consolidated financial statements.

Motricity, Inc.

Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net loss	**$(34,242)**	**$(195,392)**	**$(7,015)**
Other comprehensive income (loss):			
Realization of cumulative translation adjustment	888	—	—
Foreign currency translation adjustment	243	(1,818)	(68)
Other comprehensive income (loss)	1,131	(1,818)	(68)
Comprehensive loss	**$(33,111)**	**$(197,210)**	**$(7,083)**

The accompanying notes are an integral part of these consolidated financial statements.

Motricity, Inc.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
(in thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2009	**7,338,769**	**$ 17,393**	**7,633,786**	**$ 115**	**—**	**$(306,443)**	**$ 114**	**$(288,821)**
Net loss	—	—	—	—	—	(7,015)	—	(7,015)
Foreign currency translation adjustment	—	—	—	—	—	—	(68)	(68)
Conversion of preferred stock to common stock	(7,338,769)	(17,393)	725,117	1	17,393	—	—	1
Conversion of redeemable preferred stock to common stock	—	—	25,439,048	26	380,497	—	—	380,523
Sale of common stock, net of issuance costs of $7,318	—	—	6,000,000	6	48,482	—	—	48,488
Conversion of redeemable preferred stock warrants to common stock warrants	—	—	—	—	1,463	—	—	1,463
Restricted stock activity	—	—	(12,728)	—	(2,730)	—	—	(2,730)
Exercise of common stock options and warrants	—	—	936,531	2	1,706	—	—	1,708
Reverse stock split	—	—	—	(109)	109	—	—	—
Stock-based compensation expense	—	—	—	—	22,976	—	—	22,976
Accretion of redeemable preferred stock	—	—	—	—	(1,463)	(10,630)	—	(12,093)
Series H redeemable preferred stock dividend	—	—	—	—	(868)	—	—	(868)
Balance as of December 31, 2010	**—**	**—**	**40,721,754**	**41**	**467,565**	**(324,088)**	**$ 46**	**143,564**
Net loss	—	—	—	—	—	(195,392)	—	(195,392)
Other comprehensive loss	—	—	—	—	—	—	(1,818)	(1,818)
Common stock issued in business acquisition	—	—	3,277,002	3	43,351	—	—	43,354
Conversion of redeemable preferred stock to common stock	—	—	2,348,181	2	49,861	—	—	49,863
Restricted stock activity	—	—	(139,448)	—	(674)	—	—	(674)
Exercise of common stock options and warrants	—	—	19,308	—	198	—	—	198
Stock-based compensation expense	—	—	—	—	10,030	—	—	10,030
Balance as of December 31, 2011	**—**	**—**	**46,226,797**	**46**	**570,331**	**(519,480)**	**(1,772)**	**49,125**
Net loss	—	—	—	—	—	(34,242)	—	(34,242)
Other comprehensive income	—	—	—	—	—	—	1,131	1,131
Redeemable preferred stock dividends	—	—	—	—	(940)	—	—	(940)
Accretion of redeemable preferred stock	—	—	—	—	(111)	—	—	(111)
Common stock warrants issued with rights offering	—	—	—	—	1,321	—	—	1,321
Restricted stock activity	—	—	505,956	1	(24)	—	—	(23)
Stock-based compensation expense	—	—	—	—	2,589	—	—	2,589
Balance as of December 31, 2012	**—**	**—**	**46,732,753**	**$ 47**	**$573,166**	**$(553,722)**	**$ (641)**	**$ 18,850**

The accompanying notes are an integral part of these consolidated financial statements.

Motricity, Inc.

Consolidated Statements of Cash Flows (in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net loss	$(34,242)	$(195,392)	$ (7,015)
Income (loss) from discontinued operations	6,446	38,417	(2,516)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	8,996	13,790	11,828
Change in fair value of redeemable preferred stock warrants	—	—	(3,550)
Stock-based compensation expense	2,589	10,030	22,976
Deferred tax liability	(277)	(5,195)	1,567
Impairment charges	27,412	140,523	—
Non-cash interest expense	1,924	644	111
Other non-cash adjustments	1,150	783	641
Changes in operating assets and liabilities:			
Accounts receivable	28,343	(9,723)	(6,072)
Prepaid expenses and other current assets	3,142	2,763	(3,247)
Other assets	(428)	(148)	1,769
Accounts payable and accrued expenses	(27,152)	5,538	11,084
Deferred revenue	(1,064)	410	(10,907)
Net cash provided by operating activities - continuing operations	**16,839**	**2,440**	**16,669**
Net cash used in operating activities - discontinued operations	(5,516)	(18,215)	(9,582)
Net cash provided by (used in) operating activities	**11,323**	**(15,775)**	**7,087**
Cash flows from investing activities:			
Purchases of property and equipment	(1,231)	(4,051)	(7,700)
Capitalization of software development costs	—	(2,150)	(1,159)
Payments for business acquisition	—	(48,858)	—
Proceeds from sale of fixed assets	239	—	1,199
Net cash used in investing activities - continuing operations	**(992)**	**(55,059)**	**(7,660)**
Net cash used in investing activities - discontinued operations	(416)	(10,951)	(8,561)
Net cash used in investing activities	**(1,408)**	**(66,010)**	**(16,221)**
Cash flows from financing activities:			
Net proceeds from sale of common stock	—	—	48,950
Proceeds from debt facilities	—	29,967	—
Repayments of debt facilities	—	(10,000)	—
Rights offering costs	(1,596)	(60)	—
Cash paid for tax withholdings on restricted stock	(39)	(3,359)	—
Restricted short-term investments	28	(99)	1,040
Proceeds from exercise of common stock options	—	199	1,708
Proceeds from rights offering	30,006	—	—
Other financing activity	—	379	—
Net cash provided by financing activities - continuing operations	**28,399**	**17,027**	**51,698**
Effect of exchange rate changes on cash and cash equivalents	(11)	(536)	10
Net increase (decrease) in cash and cash equivalents	**38,303**	**(65,294)**	**42,574**
Cash and cash equivalents at beginning of period	**13,066**	**78,519**	**35,945**
Cash reclassified to assets held for sale at beginning of period	**159**	**—**	**—**
Cash reclassified to assets held for sale at end of period	**—**	**(159)**	**—**
Cash and cash equivalents at end of period	**$ 51,528**	**$ 13,066**	**$ 78,519**
Supplemental schedule of cash flow information:			
Common stock issued in business acquisition	$ —	$ 43,354	$ —
Conversion of redeemable preferred stock to common stock	—	49,863	380,523

The accompanying notes are an integral part of these consolidated financial statements.

Motricity, Inc.

Notes to Consolidated Financial Statements

1. Organization

Overview. Motricity, Inc. ("Motricity" or the "Company") is a leading provider of mobile data solutions serving mobile operators, consumer brands and enterprises, and advertising agencies. Our software as a service ("SaaS") based platform enables our customers to implement marketing, merchandising, commerce, and advertising solutions to engage with their target customers and prospects through mobile devices. Our integrated solutions span mobile optimized websites, mobile applications, mobile merchandising and content management, mobile messaging, mobile advertising and predictive analytics. Our solutions allow our customers to drive loyalty, generate revenue and re-engineer business processes to capture the advantages of a mobile enabled customer base.

Motricity, a Delaware corporation, was incorporated on March 17, 2004 under the name Power By Hand, Inc. ("PBH, Inc."). PBH, Inc. was formed as a new entity to be the surviving corporation in the merger of Pinpoint Networks, Inc. (the acquiring corporation for accounting purposes) and Power By Hand Holdings, LLC ("PBH Holdings"), which occurred on April 30, 2004. On October 29, 2004, we changed our name from Power By Hand, Inc. to Motricity, Inc. In 2007, we acquired the assets of the mobile division of InfoSpace, Inc. ("InfoSpace Mobile"). Located in Bellevue, Washington, InfoSpace Mobile was a provider of mobile content solutions and services for the wireless industry. On June 23, 2010, we completed our offering of 6,000,000 shares of common stock in an initial public offering. Our common stock is currently traded publicly on the NASDAQ Global Select Market under the symbol "MOTR."

On April 14, 2011, we acquired substantially all of the assets of Adenyo Inc. ("Adenyo") and its subsidiaries and assumed certain of Adenyo's liabilities (including those of its subsidiaries), pursuant to an Arrangement Agreement, dated as of March 12, 2011, by and among Adenyo Inc., Motricity Canada Inc. (formerly 7761520 Canada Inc.), Motricity, Inc. and the other parties thereto. The assets include Adenyo's interest in a subsidiary, equipment, software, accounts receivable, licenses, intellectual property, customer lists, supplier lists and contractual rights. Adenyo was a mobile marketing, advertising and analytics solutions provider with operations in the United States ("U.S."), Canada and France.

Recent Developments. In the first quarter of 2012, we decided to exit our business in India and the Asia Pacific region. This decision was based on the resources and cost associated with these operations, the intensified competition in the region and our decision to streamline our operations and focus on our mobile marketing and advertising and enterprise business, while at the same time recommitting some of our resources to our North American carrier operations.

Additionally, as a part of our new strategic path and a reduction in the actual and anticipated performance of our subsidiaries, we decided to divest our subsidiaries located in France and the Netherlands. The France subsidiary was acquired in 2011 as a part of our business combination with Adenyo. The Netherlands subsidiary was acquired in 2007 as a part of our business combination with InfoSpace Mobile. We completed the divestitures of our France and Netherlands subsidiaries in May 2012. The costs associated with the divestitures of these subsidiaries were minimal.

While we believe that the exit from these international operations will have a positive effect on our profitability in the long term, there is no assurance that this will be the case, or that we will be able to generate significant revenues from our other customers or from our mobile marketing and advertising and enterprise business. As of January 1, 2012, all of the operations related to India, the Asia Pacific region, our France subsidiary, and our Netherlands subsidiary are reported as discontinued operations in the consolidated financial statements. The prior period operations related to these entities have also been reclassified as discontinued operations, retrospectively, for all periods presented.

On February 28, 2012, we amended our term loan from High River Limited Partnership ("High River") to, among other things, extend its maturity date to August 28, 2013. On May 10, 2012, we further amended the term loan by adding a $5.0 million revolving credit facility from High River. No amounts were drawn under the revolving credit facility and it was terminated upon the closing of the rights offering on October 11, 2012, as discussed below. High River is beneficially owned by Mr. Carl C. Icahn, a beneficial holder, as of March 1, 2013, of approximately 30.4% of our outstanding shares of common stock and of approximately 95.5% of our Series J preferred stock. Mr. Brett M. Icahn, a director of the Company, is the son of Mr. Carl C. Icahn, and Mr. Hunter C. Gary, a director of the Company, is married to Mr. Carl C. Icahn's wife's daughter. The term loan as amended with High River was unanimously approved by a committee comprised of disinterested directors of the Company's Board of Directors.

On July 24, 2012, we launched a rights offering pursuant to which we distributed to holders of our common stock at the close of business on July 23, 2012 one transferable subscription right for every one share of common stock owned as of that date. Each subscription right, subject to certain limitations, entitled the holder thereof to subscribe for units consisting of shares of our 13% Series J preferred stock and warrants to purchase common stock, at a subscription price of $0.65 per unit. The rights offering was fully subscribed and we received approximately $27.7 million in net proceeds upon the closing of the rights offering on October 11, 2012. We intend to use the net proceeds from this rights offering for general corporate and working capital purposes. Those purposes may include any acquisitions we may pursue. We have no current plans to pursue any specific acquisition.

On December 17, 2012, our largest customer, AT&T, provided us with notice that it would be terminating the Second Amended and Restated Wireless Service Agreement ("AT&T Agreement") and all services thereunder effective June 30, 2013 pursuant to its right to termination for convenience thereunder. Our other significant customer, Verizon, may terminate our agreements by giving advance notice. We depend on a limited number of customers, including AT&T, for a substantial portion of our revenues. The loss of any key customer or any significant adverse change in the size or terms of a contract with any key customer could significantly further reduce our revenues.

We believe that our future cash flow from operations and available cash and cash equivalents will be sufficient to meet our liquidity needs for the next 12 months, but this may not be the case. Our longer-term liquidity and ability to execute on our longer term business plan is contingent on our ability to raise additional capital and on our not experiencing any events that may accelerate the payment of amounts outstanding under our term loan or give rise to a mandatory redemption of our Series J preferred stock. Our ability to fund our capital needs also depends on our future operating performance, our ability to successfully realign our costs and strategic path, the effect of any financing alternatives we may pursue and our ability to meet financial covenants under any indebtedness we may incur.

We cannot assure that sufficient capital will be available on acceptable terms, if at all, or that we will generate sufficient funds from operations to repay amounts outstanding under our term loan when due or to adequately fund our longer term operating needs. If we are unable to raise sufficient funds, we may need to implement additional cost reduction measures and explore other sources to fund our longer term business needs and repay amounts outstanding under our term loan when due. Our failure to do so could result in, among other things, a default under our term loan, loss of our customers and a loss of our stockholders' entire investment. Our ability to meet our liquidity needs or raise additional funds may also be adversely affected by the legal proceedings we are subject to as described in more detail below. Our operating performance may also be affected by risks and uncertainties discussed in *Part I, Item 1A—Risk Factors*. These risks and uncertainties may also adversely affect our short and long-term liquidity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

Reclassifications

In the first quarter of 2012, we commenced the exit of our operations in India, the Asia Pacific region, France and the Netherlands. As of January 1, 2012, all of the operations related to these regions, as well as the resulting loss recognized from the exit activity, is reported as discontinued operations in the consolidated financial statements. We have also reported retrospectively the prior period operations related to these entities as discontinued operations. Additionally, the assets and liabilities related to France and the Netherlands have been classified as held for sale on the consolidated balance sheet as of December 31, 2011. See *Note 4—Discontinued Operations* for more information.

Use of Estimates

The preparation of consolidated financial statements in conformity with the generally accepted accounting principles in the United States ("U.S. GAAP") requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include the recognition of certain revenues including those recognized under the percentage-of-completion method, valuation of deferred tax assets, intangible assets, goodwill and long-lived asset impairment charges, stock-based compensation, litigation and other loss contingencies and the allowance for doubtful accounts receivable. Actual results could differ from those estimates.

Revenue Recognition

We derive our revenues from contracts which include individual or varying combinations of our managed services and often include professional service fees to customize and implement the specific software platform solutions required by the customer. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured. Certain of our arrangements include customer acceptance clauses or penalties for late delivery which we assess to determine whether revenue can be recognized ahead of the acceptance or delivery. The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations.

Our carrier customer contracts may consist of professional service fees, a fixed monthly managed service fee to host the software platform solution, and variable monthly fees based on one of three measures: the number of wireless subscribers using our software solutions each month; the aggregate dollar volume or number of transactions processed; or specified rates for individual transactions processed. Certain arrangements also include minimum monthly fee provisions, monthly fees for providing additional managed services required by the customer and/or service level requirements related to the hosted solutions which often entail financial penalties for non-compliance. Professional service fees typically include both the initial fees to customize and implement the specific software solution and fees to enhance the functionality of the software solution, which may occur anytime during the contractual term of the arrangement.

Under contractual arrangements where the customer does not have the right to take possession of the software, we determine the pattern of revenue recognition of the combined deliverables as a single unit of accounting. The professional service fees associated with the arrangement are not considered to be a separate earnings process because the services do not have stand-alone value to the customer. Such customers do not have the ability to benefit, resell or realize value from such services without the associated hosting services. Consequently, the professional services revenue is deferred and recognized monthly on a ratable basis together with the hosting services over the longer of the contractual term of the arrangement or the estimated period the customer is expected to benefit from the software solution or enhancement representing the period over which the hosting services are expected to be utilized. In determining the expected benefit period, we assess factors such as historical data trends, data used to establish pricing in the arrangement, discussions with customers in negotiating the arrangement and the period over which the customer could be expected to recover and earn a reasonable return on the professional service fee. At December 31, 2011, our deferred revenue balance consisted of $0.7 million related to such professional service fees. We consider the variable activity- or revenue-based fees to be contingent fees and recognize revenue monthly as the contingency is resolved, the fees are earned and the amount of the fee can be reliably measured. The pricing of our professional services is based on the expected level of effort necessary to complete a software solution. We believe this best approximates the fair value of the professional service fees if they were a separate unit of accounting.

Under certain arrangements, the customer has the right to take possession of the software, and it is feasible for the customer to either self-host the software on its own hardware or contract with another entity for the hosting service without significant penalty. Such multiple element arrangements are analyzed under software revenue guidance to assess the elements for separation and recognition. In October 2009, the FASB amended the accounting standards for certain multiple deliverable revenue arrangements to: 1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; 2) require an entity to allocate revenue in an arrangement using best estimated selling price (BESP) of deliverables if a vendor does not have vendor-specific objective evidence (VSOE) of selling price or third-party evidence (TPE) of selling price; and 3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. We adopted this new guidance at the beginning of the first quarter of 2011 and there was no impact on our financial position, results of operations or cash flows.

The fixed monthly hosting fee to host the software solution is not considered essential to the functionality of other elements. It is described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services and we have established vendor-specific objective evidence of fair value through substantive renewal rates included in the contract.

For all carrier transactions entered into after January 1, 2011, we account for the hosting fee element of the arrangement separately and recognize the hosting fee as managed services revenue on a monthly basis as earned. The variable monthly fee is considered a contingent fee and is recognized as managed services revenue monthly when the contingency is resolved and the related fee is earned. As we are unable to establish VSOE or TPE on the professional services element, we use BESP to allocate the revenue. We recognize the professional service revenues using the cost-to-cost percentage of completion method of accounting. Should the customer elect to self-host the software, the hosting fee would be eliminated and the variable fee would become the licensing fee. No customer has elected to self-host as of December 31, 2012. If a contract which previously did not have a right to self-host without significant penalty is amended to include such a right, we reassess the contract under the above software revenue recognition guidance.

Prior to our exit from the premium messaging business in late 2012, we provided premium messaging services to subscribers of wireless carriers on behalf of third-party vendors and earned a fixed percentage of the related revenue. We would bill the carriers for transactions conducted by their subscribers and provide settlement services for the third-party vendors based on payments received from the carriers. We determined it was appropriate to record our net share of the billings to carriers as service revenue rather than the gross billing amount. The primary considerations for this determination were:

- the third-party vendor sells its content or service directly to the wireless carriers' subscribers and is considered the primary obligor;
- the carriers have a contractual relationship with their subscribers and are directly responsible for billing and collecting premium messaging fees from their subscribers and resolving billing disputes;
- the carriers establish gross pricing for the transactions;
- the wireless carriers generally pay us a fixed percentage of premium messaging revenues actually collected from their subscribers; and
- we have limited risks, including no inventory risk and limited credit risk, because the carriers generally bear the risk of collecting fees from their subscribers and we are obligated to remit to the third-party vendor only their share of the funds we actually receive from the carrier.

Our advertising revenues are derived principally from the sale of online advertisements. The duration of our advertising contracts has ranged from 1 week to 3 months, with an average of approximately 1 month. Advertising revenues on contracts are recognized as "impressions" (i.e., the number of times that an advertisement appears in web pages) are delivered, or as "clicks" (which are generated each time users on our websites click through our text-based advertisements to an advertiser's designated website) are provided to advertisers. For contracts with minimum monthly or quarterly advertising commitments where the fee and commitments are fixed throughout the term, we recognize revenue ratably over the term of the agreement. Some of our advertising contracts consist of multiple elements which generally include a blend of various impressions and clicks as well as other marketing deliverables. Where neither vendor-specific objective evidence nor third-party evidence of selling price exists, we use management's best estimate of selling price (BESP) to allocate arrangement consideration on a relative basis to each element. BESP is generally based on the selling prices of the various elements when they are sold to customers of a similar nature and geography on a stand-alone basis or estimated stand-alone pricing when the element has not previously been sold stand-alone. These estimates are generally based on pricing strategies, market factors and strategic objectives. Out-of-pocket expenses that are contractually reimbursable from customers are recorded as gross revenue and expenses.

In addition, we provide services related to data and service subscriptions. Fees for services for the ongoing subscription/license of software/data are deferred and recognized over the non-cancellable term of the subscription, beginning upon commencement of the subscription period. Billings or payments received from customers in advance of revenue recognition are recorded in deferred income on the consolidated statement of financial position. At December 31, 2012 and 2011, our deferred revenue related to these data and service subscriptions was $0.8 million and $1.4 million, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with remaining maturities of three months or less at the date of purchase to be cash and cash equivalents. At December 31, 2012, we had $2.2 million of cash and cash equivalents held in foreign bank accounts. At December 31, 2011, we had $5.5 million held in foreign bank accounts, of which $2.5 million was subject to withholding taxes.

Restricted Short-Term Investments

Restricted short-term investments at December 31, 2012 and 2011 are comprised of cash set aside to secure certain leases.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented at their face amount, less an allowance for doubtful accounts, on the consolidated balance sheets. Accounts receivable consist of amounts billed and currently due from customers and revenues earned but not yet billed. At December 31, 2012 and 2011, unbilled amounts classified within accounts receivable totaled $1.1 million and $8.1 million, respectively. We evaluate the collectibility of accounts receivable based on a combination of factors. We recognize reserves for bad debts based on estimates developed using standard quantitative measures which incorporate historical write-offs and current economic conditions. Although, in circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the related accounts receivable to an amount we believe is collectible. Delinquent accounts are written off when they are determined to be uncollectible, generally after they become 120 days past due. Accounts are written off sooner in the event of customer bankruptcy or other circumstances that make future collection unlikely.

Long-Lived Assets

Long-lived assets include assets such as property and equipment and intangible assets, other than those with indefinite lives. We assess the carrying value of our long-lived asset groups when indicators of impairment exist and recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable from the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Indicators of impairment include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected net undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, and an impairment charge is recorded for the excess of carrying value over fair value. For the year ended December 31, 2012, we determined that certain fixed and intangible assets were impaired and recorded impairment charges of $4.5 million. For the year ended December 31, 2011, we recorded impairment charges of $16.2 million relates to various fixed and intangible assets. See *Note 6—Goodwill and Intangible Assets* and *Note 7 -Impairment* for more information.

Property and equipment are recorded at historical cost less accumulated depreciation, unless impaired. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method or a variable method reflecting the pattern in which the economic benefits are anticipated to be utilized. Upon retirement or sale, the historical cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for repairs and maintenance are charged to expense as incurred.

All costs related to the development of internal-use software other than those incurred during the application development stage are expensed, including costs for minor upgrades and enhancements when there is no reasonable cost-effective way to separate these costs from maintenance activities. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software (generally three years).

Identifiable intangible assets include capitalized costs related to the development of certain software products for external sale. Capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed on an individual product basis for those products available for market and is recognized based on the product's estimated economic life. At each balance sheet date, the unamortized costs for all intangible assets are reviewed by management and reduced to net realizable value when necessary. Other identifiable intangible assets are recorded at cost or, when acquired as part of a business acquisition, estimated fair value. The recorded amount is amortized to expense over the estimated useful life of the asset using the straight-line method or a variable method reflecting the pattern in which the economic benefits are anticipated to be realized. As of December 31, 2011, all intangible assets related to the development of certain software products for external sale were fully impaired.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair value of the identifiable net assets acquired. We test goodwill for impairment in the fourth quarter of each year, and whenever events or changes in circumstances arise during the year that indicate the carrying amount of goodwill may not be recoverable. In evaluating whether an impairment of goodwill exists, we first compare the estimated fair value of a reporting unit against its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized to reduce the carrying value of goodwill by the difference. For each of the years ended December 31, 2012 and 2011, we determined that our goodwill was impaired and recorded impairment charges of $23.0 million and $124.3 million, respectively. See *Note 6—Goodwill and Intangible Assets* and *Note 7—Impairment* for more information.

Business Acquisitions

Business acquisitions are accounted for under the purchase method of accounting. Under that method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of the acquisition, with any excess of the cost of the acquisition over the estimated fair value of the net tangible and intangible assets acquired recorded as goodwill. We make significant judgments and assumptions in determining the fair value of acquired assets and assumed liabilities, especially with respect to acquired intangibles. Using different assumptions in determining fair value could materially impact the purchase price allocation and our financial position and results of operations. Results of operations for acquired businesses are included in the consolidated financial statements from the date of acquisition. On April 14, 2011, we acquired substantially all of the assets of Adenyo Inc. and its subsidiaries and assumed certain of Adenyo's liabilities. See *Note 5—Business Combinations*.

Lease Termination

Effective June 20, 2012, we entered into a lease termination agreement with the landlord for our former corporate headquarters located in Bellevue, Washington. We surrendered 1/3 of our leased office space on December 31, 2012 and the remaining 2/3 of leased office space on January 31, 2013. We have accelerated the depreciable period of our leasehold improvements and other office equipment to correspond with the lease termination dates. During 2012, we signed a lease agreement for new office space located in Bellevue, Washington and relocated to those premises in December 2012.

Accumulated Other Comprehensive Loss

Comprehensive loss includes net loss as currently reported under U.S. GAAP and other comprehensive loss. Other comprehensive loss considers the effects of additional economic events, such as foreign currency translation adjustments, that are not required to be recorded in determining net loss, but rather are reported as a separate component of stockholders' equity. Effective the first quarter of 2012, we elected to present comprehensive loss in two consecutive statements.

Advertising Costs

The costs of advertising are either expensed as incurred or fully expensed the first time the advertising takes place. Total advertising expenses for the years ended December 31, 2012 and 2011 were $0.2 million and $0.3 million, respectively. We did not incur any advertising expenses for the year ended December 31, 2010.

Software Development Costs

Software development expenses consist primarily of salaries and fees paid to outside vendors. Costs incurred in connection with research activities are charged to operating expenses as incurred and are included within product development and sustainment in the consolidated statements of operations. Research and development expenses for the years ended December 31, 2012, 2011 and 2010 were $1.5 million, $11.7 million and $8.7 million, respectively.

Prior to 2010, we capitalized certain software development costs, which included the costs to develop new software products or significant enhancements to existing software products, which are developed or obtained for internal use. Costs associated with preliminary project stage activities, training, maintenance and all post implementation stage activities were expensed as incurred. We capitalized software development costs when application development began, it was probable that the project would be completed and the software would be used as intended. Such capitalized costs were capitalized within Property and equipment, net and amortized on a straight-line basis over the estimated useful life of the related asset, which was generally three years.

In 2010 and 2011, we focused on developing software products that could be leveraged across various customers. Software development costs related to software products to be sold, leased or otherwise marketed as a component of the solutions we provide to our customers were capitalized when technological feasibility had been established. As such, we have capitalized costs, including direct labor and related overhead included in Intangible assets, net. Amortization of capitalized software development costs began as each product was available for general release to customers and was recorded within depreciation and amortization. Amortization will be computed on an individual product basis for those products available for market and will be recognized based on the product's estimated economic life. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. The impairment charges during the third quarter of 2011 included previously capitalized software development costs, and as of December 31, 2011, all software development costs capitalized within Intangible assets, net had been fully amortized. For the years ended December 31, 2011 and 2010, we capitalized $2.2 million and $1.2 million, respectively, of software development costs. We did not capitalize any software development costs in 2012.

Over time software development expenses may increase in absolute dollars as we continue to enhance and expand our suite of solutions and services. However, due to the transformation of our business, changes in market requirements, lack of resources and funding or a change in our business strategy we may not be in a position to or may decide not to increase our software development costs in the near or long term.

Stock-Based Compensation

We measure and recognize stock-based compensation expense using a fair value-based method for all share-based awards made to employees and nonemployee directors, including grants of stock options and other stock-based awards. We estimate the fair value of share-based awards, including stock options, using the Black-Scholes option-pricing model for awards with service-based conditions and the Monte Carlo Simulation pricing model for option awards with market-based conditions. The application of this standard requires significant judgment and the use of estimates, particularly with regards to assumptions such as stock price volatility, expected option lives and risk-free interest rate, all of which are utilized to value equity-based compensation. We recognize stock compensation expense, net of estimated forfeitures, using a straight line method over the requisite service period of the individual grants, which generally equals the vesting period.

Income Taxes

We utilize the balance sheet method of accounting for income taxes. Accordingly, we are required to estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Due to the evolving nature and complexity of tax rules combined with the number of jurisdictions in which we operate, it is possible that our estimates of our tax liability could change in the future, which may result in additional tax liabilities and adversely affect our results of operations, financial condition and cash flows.

We follow the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance defines the level of assurance that a tax position must meet in order to be recognized in the financial statements and also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered "more likely than not" to be sustained, no benefits of the position are recognized. Step two, measurement, is based on the largest amount of benefit which is more likely than not to be realized on effective settlement.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Our net loss attributable to common stockholders was not allocated to preferred stock using the two-class method, as the preferred stock does not have a contractual obligation to share in the net loss attributable to common stockholders.

Our potentially dilutive shares, which include outstanding common stock options, redeemable preferred stock and common stock warrants, have not been included in the computation of diluted net loss per share attributable to common stockholders for all periods presented, as the results would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce net loss per share. See *Note 14—Net Loss Per Share Attributable to Common Stockholders*.

Operating Segment

The authoritative guidance for disclosures about segments of an enterprise establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and in assessing performance. We currently operate and manage our business as a single segment. Our CODM allocates resources and assesses performance of the business at the consolidated level. Our CODM reviews revenue by customer and by type of service to understand and evaluate revenue trends. We have one business activity, and there are no segment managers who are held accountable for operations, operating results or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single operating and reportable segment structure.

We generated approximately 92%, 96% and 99% of our total revenue from continuing operations in the U.S. during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the majority of our long-lived assets were located in the U.S.

Fair Value of Financial Instruments

As of December 31, 2012 and 2011, we had cash and cash equivalents of $51.5 million and $13.1 million, respectively, and restricted short-term investments of $0.4 million and $0.4 million, respectively. Restricted short-term investments were evaluated using quoted market prices (Level 1) to determine their fair value. In addition, the carrying amount of certain financial instruments, including accounts receivable, accounts payable and accrued expenses, approximates fair value due to their short maturities. The carrying value of our debt approximates the fair value due to the close proximity of the date of the loan and loan amendments to December 31, 2012.

There were no transfers between levels in the fair value hierarchy during the years ended December 31, 2012 or 2011.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent balances exceed limits that are insured by the Federal Deposit Insurance Corporation, and accounts receivable.

At December 31, 2012, two customers comprised 54% and 14%, respectively, of invoiced accounts receivable. At December 31, 2011, three customers comprised 36%, 12% and 11%, respectively, of invoiced accounts receivable.

The following table outlines our revenue concentration by customer:

	AT&T	Verizon Wireless
Year ended December 31, 2012	61%	15%
Year ended December 31, 2011	58%	21%
Year ended December 31, 2010	53%	29%

Foreign Currencies

For international subsidiaries, except for our French holding company, local currencies have been determined to be the functional currencies. The financial statements of international subsidiaries are translated to their U.S.

dollar equivalents at end-of-period exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. Translation adjustments resulting from this process are included in Other comprehensive loss and are reflected as a separate component of stockholders' equity. Realized and unrealized transaction gains and losses are included in Other income (expense), net in the period in which they occur, except on intercompany balances considered to be long-term, and have not been significant for any periods presented. Transaction gains and losses on intercompany balances considered to be long-term are recorded in Other comprehensive loss.

Recent Accounting Pronouncements

There are no recently issued accounting standards that we expect to have a material effect on our financial condition, results of operations or cash flows.

3. Property and Equipment, net

Information related to our major categories of our property and equipment, net, is as follows (dollars in thousands):

	Useful Life (in years)	As of December 31, 2012	2011
Capitalized software	3	$ 46,030	$ 47,118
Computer software and equipment	3-5	26,873	30,051
Leasehold improvements	4-10	7,065	8,411
Equipment, furniture and fixtures	7	1,449	2,637
Total property and equipment		81,417	88,217
Less: Accumulated depreciation and amortization		(43,680)	(41,955)
Less: Accumulated impairments		(31,081)	(30,822)
Property and equipment, net		**$ 6,656**	**$ 15,440**

In connection with our acquisition of InfoSpace Mobile, we acquired $25.3 million of aggregated proprietary technology and software. This represents six platforms that enable us to provide various types of mobile services to the wireless industry. We valued the technology and software using a cost approach, which provides an estimate of fair value based on the cost of reproducing or replacing the assets. We are amortizing the technology assets using a variable method over their estimated useful lives of six years. In the third quarter of 2011, we performed an impairment analysis on our long-lived assets, which resulted in a $6.3 million impairment charge, all of which was related to this capitalized software. For the year ended December 31, 2012, we recorded an additional impairment charge associated with our capitalized software of $0.3 million. See *Note 7—Impairment Charges* for more information.

There was no capitalized interest associated with property and equipment for the years ended December 31, 2012, 2011 and 2010. Depreciation expense from continuing operations for the years ended December 31, 2012, 2011 and 2010 was $7.3 million, $10.9 million and $10.1 million, respectively.

4. Discontinued Operations

On December 31, 2011, we agreed to terminate our relationship with PT XL Axiata Tbk ("XL"), at XL's request. The termination followed negotiations relating to the continued business relationship among us and XL and XL's

Motricity, Inc.

Notes to Consolidated Financial Statements

indication that it wished to exit its relationship with us. Several agreements pursuant to which we provided XL with mobile data and related services in Indonesia were terminated. In connection with this termination and as a result of the review of our strategic path, we also decided to increase our focus on our mobile marketing and advertising and enterprise business and re-evaluate our international carrier business. As part of this process, we decided to exit our business in India and the Asia Pacific region. The decision to exit the business in India and the Asia Pacific region was based on the resources and costs associated with these operations, the intensified competition in the region and our decision to streamline our operations and focus on our mobile marketing and advertising and enterprise business, while at the same time recommitting some of our resources to our North American carrier operations. In connection with this exit, we have terminated all of our employees and closed down our offices in Singapore, Malaysia, Indonesia, and India and our data center in India and incurred other costs associated with legal, accounting and tax support. As of June 30, 2012, we had substantially liquidated all assets and liabilities associated with our subsidiaries in India and the Asia Pacific region.

Additionally, as a part of our new strategic path and a reduction in the actual and anticipated performance of certain subsidiaries, we sold our subsidiaries located in France and the Netherlands. The costs associated with the sale of these subsidiaries were minimal, and we recorded a net loss on sale of subsidiaries of $0.4 million during the year ended December 31, 2012.

All of the operations related to India, the Asia Pacific region, our France subsidiary and our Netherlands subsidiary are reported as discontinued operations in the consolidated financial statements. The assets and liabilities related to our France subsidiary and our Netherlands subsidiary are reported as assets and liabilities held for sale in the consolidated balance sheet at December 31, 2011.

Discontinued operations on the consolidated statement of operations for the year ended December 31, 2012 is as follows (in thousands):

	Year Ended December 31, 2012			
	France Subsidiary	Netherlands Subsidiary	India and the Asia Pacific Region	Total
Revenue	$ 658	$ 835	$ —	$ 1,493
Operating income (loss)	(387)	10	(4,409)	(4,786)
Loss on disposal of assets and liabilities	—	—	(876)	(876)
Gain (loss) on sale of subsidiary	318	(693)	—	(375)
Gain (loss) on realization of cumulative translation adjustment	140	128	(898)	(630)
Pre-tax income (loss)	71	(555)	(6,183)	(6,667)
Benefit for income taxes	—	—	(221)	(221)
Net income (loss) from discontinued operations	$ 71	$(555)	$(5,962)	$(6,446)

Motricity, Inc.

Notes to Consolidated Financial Statements

Discontinued operations on the consolidated statement of operations for the year ended December 31, 2011 is as follows (in thousands):

	Year Ended December 31, 2011			
	France Subsidiary	Netherlands Subsidiary	India and the Asia Pacific Region	Total
Revenue	$ 4,175	$2,789	$ 16,940	$ 23,904
Operating loss	(14,695)	(424)	(24,045)	(39,164)
Pre-tax loss	(14,702)	(435)	(24,078)	(39,215)
Provision (benefit) for income taxes	(2,127)	—	1,329	(798)
Net loss from discontinued operations	$(12,575)	$ (435)	$(25,407)	$(38,417)

Discontinued operations on the consolidated statement of operations for the year ended December 31, 2010 is a follows (in thousands):

	Year Ended December 31, 2010			
	France Subsidiary	Netherlands Subsidiary	India and the Asia Pacific Region	Total
Revenue	$—	$ 3,068	$20,067	$23,135
Operating loss	—	(996)	4,243	3,247
Pre-tax income (loss)	—	(1,006)	4,045	3,039
Provision for income taxes	—	—	523	523
Net income (loss) from discontinued operations	$—	$(1,006)	$ 3,522	$ 2,516

As of December 31, 2011, assets and liabilities related to our France and Netherlands subsidiaries were classified as held for sale on our consolidated balance sheet and consisted of the following (in thousands):

	December 31, 2011
Assets held for sale:	
Cash	$ 159
Accounts receivable, net of allowance for doubtful accounts	2,864
Prepaid expenses and other current assets	339
Property and equipment, net	975
Goodwill	720
Other assets	149
Total assets held for sale	**$5,206**
Liabilities held for sale:	
Accounts payable and accrued expenses	$2,797
Accrued compensation	756
Deferred revenue	257
Other current liabilities	464
Debt facilities	846
Total liabilities held for sale	**$5,120**

5. Business Combination

Acquisition of Adenyo Inc.

On April 14, 2011, we acquired substantially all of the assets of Adenyo and its subsidiaries and assumed certain liabilities, pursuant to an Arrangement Agreement, dated as of March 12, 2011, by and among Adenyo Inc., Motricity Canada Inc. (formerly 7761520 Canada Inc.), Motricity Inc. and the other parties thereto. The assets include Adenyo's interest in a subsidiary, equipment, software, accounts receivable, licenses, intellectual property, customer lists, supplier lists and contractual rights. Adenyo is a mobile marketing, advertising and analytics solutions provider with operations in the United States, Canada and France.

We paid $48.9 million in cash and issued 3,277,002 shares of common stock, with a fair market value of $43.4 million, as consideration for the acquisition. The cash consideration included $1.0 million placed in escrow, which was reflected in Prepaid expenses and other current assets in our consolidated balance sheets at December 31, 2011. Adenyo was initially disputing our working capital calculation. In November 2012, we subsequently reached a settlement agreement with Adenyo and we agreed to release $0.3 million of the escrow amount to Adenyo. This $0.3 million reduction to the escrow was recorded as other expense in our consolidated statement of operations for the year ended December 31, 2012.

In addition to these amounts paid, Adenyo had the potential to receive up to an additional $50 million pursuant to a contingent earn-out. The earn-out consideration was payable in cash, shares of the Company's common stock, or a mix of both, at our discretion. During 2012, it was determined that Adenyo did not meet the provision of the earn-out.

We have allocated the purchase price of this acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any amount in excess of such allocations designated as goodwill. We made significant judgments and assumptions in determining the fair value of acquired assets and assumed liabilities, especially with respect to acquired intangibles. These measurements were also based on significant inputs not observable in the market, which were deemed to be Level 3 inputs. Using different assumptions in determining fair value could materially impact the purchase price allocation and our financial position and results of operations.

Motricity, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date (in thousands, except share and per share data):

Consideration	
Cash	$48,858
Equity (3,277,002 common shares at $13.23 per share)	43,354
Contingent earn-out consideration	615
Recoverable from escrow	(1,000)
Fair value of total consideration transferred	**91,827**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Accounts receivable	5,562
Prepaid expenses and other current assets	702
Property and equipment	860
Intangible assets	22,522
Other assets	251
Accounts payable and accrued expenses	(7,190)
Accrued compensation	(2,239)
Deferred revenue	(744)
Other liabilities	(1,556)
Deferred tax liabilities	(2,357)
Total identifiable net assets	15,811
Goodwill	**$76,016**

The fair value of the 3,277,002 common shares issued as part of the consideration paid was determined on the basis of the closing market price of Motricity's common shares on the acquisition date. In order to complete the acquisition and integrate Adenyo's technology and business operations, we incurred $6.1 million of acquisition transaction and integration costs during the year ended December 31, 2011.

The gross contractual amount of trade accounts receivable acquired was $5.2 million, of which we expect $0.4 million to be uncollectible.

The fair value of the acquired identifiable intangible assets of $22.5 million relates to technology for $11.9 million, customer relationships for $10.5 million and a trade name for $0.1 million. Customer relationships represent the ability to sell existing and future managed and professional services to acquired customers. Technology represents proprietary marketing and analytical capabilities resulting from our acquisition of Adenyo. The fair values of customer relationships and technology have been estimated using the income method utilizing a discounted cash flow model using a weighted average rate of 22.1%. We are amortizing these intangible assets using a variable method over their estimated useful lives. The weighted-average amortization period of these intangible assets at the time of acquisition was approximately 5.1 years; 6.2 years for the technology; 4.0 years for the customer relationships; and 3.0 years for the trade name.

The goodwill of $76.0 million arising from the acquisition consists largely of Motricity-specific synergies expected from combining acquired and existing operations, as well as the ability to attract new customers and develop new technologies post combination.

For the period from our acquisition date of April 14, 2011 through December 31, 2011, we estimate that our total revenues included approximately $10.9 million of revenues from Adenyo services. For the same period, Adenyo contributed $81.4 million to our net loss, which included management's allocations and estimates of expenses that were not separately identifiable due to our integration activities, restructuring expenses and impairment charges. The impairment charges for the year ended December 31, 2011, included $8.0 million of customer relationships and $3.0 million of technology acquired in the Adenyo acquisition. The impairment charges also included an amount for goodwill. See *Note 7—Impairment Charges* for more information.

The following unaudited pro forma summary presents the effect of the acquisition of Adenyo on our consolidated financial results as though Adenyo had been acquired as of January 1, 2010. The supplemental pro forma net income information was adjusted for the ongoing amortization of acquired intangibles and the associated tax effect. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the comparable prior annual reporting period as presented (in thousands).

	Revenue	Net Loss
Supplemental pro forma from January 1, 2011 to December 31, 2011	$102,021	$(202,742)
Supplemental pro forma from January 1, 2010 to December 31, 2010	$126,175	$ (36,767)

6. Goodwill and Intangible Assets

The changes in the carrying amount of our goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

Goodwill balance as of December 31, 2010	**$ 74,534**
Goodwill acquired in 2011	76,016
Impairment of goodwill	(124,305)
Goodwill allocated to assets held for sale in 2011	(596)
Effect of foreign currency translation	(441)
Goodwill balance as of December 31, 2011	**25,208**
Impairment of goodwill	(22,951)
Effect of foreign currency translation	159
Goodwill balance as of December 31, 2012	**$ 2,416**

Goodwill acquired in 2011 relates to our acquisition of Adenyo. See *Note 5—Business Combination* for more information.

In the third quarter of 2011, we determined that our goodwill was impaired based upon a combination of factors, including the decline of our market capitalization significantly below the book value of our net assets, as well as the reduction in the actual and anticipated performance of acquired businesses below our expectations. Subsequent to this determination, we performed our annual impairment test in the fourth quarter of 2011, which resulted in no additional impairment, and we finalized our estimated impairment charge from the third quarter. This evaluation resulted in a non-cash goodwill impairment charge of $124.3 million during the year ended December 31, 2011. See *Note 7—Impairment Charges* for more information.

During the first quarter of 2012, we decided to sell our subsidiaries located in the Netherlands and France. We allocated goodwill to each of these subsidiaries based on relative fair value of net assets. We completed the sales of our Netherlands and France subsidiaries in May 2012 and used the sale price to calculate the relative fair value in order to determine the allocation of goodwill. The total goodwill allocated to the Netherlands and France subsidiaries was $0.7 million and resulted in a reduction to our goodwill in 2012. See *Note 4—Discontinued Operations* for further information.

In the fourth quarter of 2012, we performed our annual impairment testing and determined our goodwill was further impaired, primarily due to anticipated reduction in the performance of our carrier business, primarily as a result of AT&T's recent decision to terminate the AT&T Agreement (and all services thereunder) effective June 30, 2013, as well as a sustained decline in our stock price resulting in a market capitalization below the book value of our net assets. Our impairment charge associated with goodwill for the year ended December 31, 2012 was $23.0 million. See *Note 7—Impairment Charges* for more information.

A portion of our goodwill balance is denominated in Canadian dollars. The effect of foreign currency translation on our goodwill balance for the years ended December 31, 2011 and December 31, 2012 was $0.4 million and $0.2 million, respectively, as the result of the change in the value of the U.S. dollar and the value of the Canadian dollar during these periods.

Intangible Assets

The following table provides information regarding our intangible assets as of December 31, 2012 (dollars in thousands):

	As of December 31, 2012				
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount	Weighted-Average Amortization Period (in years)
Customer relationships	$15,087	$(13,733)	$ (585)	$ 769	1.8
Technology	8,693	(1,633)	(3,617)	3,443	4.9
Trade name	120	(70)	—	50	1.3
Total	**$23,900**	**$(15,436)**	**$(4,202)**	**$4,262**	

Detailed information regarding our intangible assets for each of the years ended December 31, 2012 and 2011 is as follows (in thousands):

	As of December 31, 2010			Amortization		Impairment		As of December 31, 2011
	Net Carrying Amount	Capitalized Software	Fair Value Acquired	Continuing operations	Dis-continued operations	Continuing operations	Dis-continued operations	Net Carrying Amount
Customer relationships	$ 9,108	$ —	$10,496	$(1,996)	$ (552)	$(7,010)	$ (7,959)	$ 2,087
Capitalized software	8,585	7,520	—	(297)	(1,475)	(2,908)	(11,425)	—
Technology	—	—	11,902	(549)	(182)	—	(3,014)	8,157
Trade name	—	—	124	(30)	—	—	—	94
Total	**$17,693**	**$7,520**	**$22,522**	**$(2,872)**	**$(2,209)**	**$(9,918)**	**$(22,398)**	**10,338**
Effect of foreign currency translation								(218)
Total intangible assets								**$10,120**

	As of December 31, 2011	Amortization		Impairment		As of December 31, 2012
	Net Carrying Amount	Continuing operations	Dis-continued operations	Continuing operations	Dis-continued operations	Net Carrying Amount
Customer relationships	$ 2,087	$ (573)	$—	$ (585)	$—	$ 929
Technology	8,157	(1,085)	—	(3,617)	—	3,455
Trade name	94	(40)	—	—	—	54
Total	**$10,338**	**$(1,698)**	**$—**	**$(4,202)**	**$—**	**$4,438**
Effect of foreign currency translation	(218)					(176)
Total intangible assets	**$10,120**					**$4,262**

Intangible assets include assets capitalized as a result of our acquisitions and certain software products to be sold, leased or otherwise marketed as a component of the solutions we provide to our customers. Intangible assets acquired in 2011 relate to our acquisition of Adenyo. See *Note 5 – Business Combination* for more information.

Based on the results of our impairment testing conducted in 2011 and 2012, we recognized impairment charges related to certain of our intangible assets. Our continuing operations include impairment charges of $9.9 million and $4.2 million, respectively, for the years ended December 31, 2011 and December 31, 2012. See *Note 7—Impairment Charges* for more information.

As of December 31, 2012, estimated annual amortization expenses for definite-lived intangible assets for each of the five succeeding years are as follows (in thousands):

2013	$1,154
2014	990
2015	825
2016	641
2017	545

7. Impairment Charges

Based upon a combination of factors and developments, including notice from AT&T in December 2012 that they would be terminating the AT&T Agreement with us effective June 30, 2013, as well as a sustained decline in our stock price for a period of several months resulting in a market capitalization below the book value of our net assets, we had strong indications that our goodwill was likely impaired in December 2012. As a result, in addition to the annual goodwill impairment testing that takes place in the fourth quarter, we concluded that these factors and developments were deemed "triggering" events requiring an impairment analysis of our long-lived assets as well. Accordingly, we conducted our annual impairment testing of goodwill and long-lived assets in December 2012, the results of which are described in greater detail below.

Long-Lived Assets Impairment Test

We reviewed the guidance for long-lived assets which states that "for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of the assets and liabilities." Based on this, we identified two asset groups for the purposes of our impairment loss measurement.

In performing the long-lived assets impairment test, we first determined the carrying value of the asset groups, reviewed the assets held in each of the two asset groups, excluding goodwill, and identified the primary asset of each asset group. Goodwill was not included because all of the asset groups were defined at a level below the goodwill reporting unit level. As of the December 31, 2012 impairment test date, none of the asset groups met all of the criteria necessary to be classified as held for sale. As a result, all asset groups subject to impairment testing were classified as held and used. In first step of our impairment test, we determined the fair value of each asset group by utilizing projections of undiscounted cash flows based on our existing plans for the assets. Pursuant to the guidance, an impairment loss is indicated for a long-lived asset (group) that is held and used if the sum of its estimated future undiscounted cash flows used to test for recoverability is less than its carrying value.

Our analysis indicated that for each of the two asset groups, the results of the undiscounted cash flows were less than the carrying value of the asset group. In order to measure the potential impairment, we developed market participant projected cash flows associated with each asset group, discounted to the present value to reflect the fair value of the asset group. This resulted in impairment of the assets within each asset group, recognized as the difference between the fair value and the carrying value of the asset group. For the asset group for which the discounted cash flows were less than the carrying value, we recognized impairment charges of $0.3 million associated with capitalized software, included in Property and equipment, net, and $4.2 million associated with other intangible assets, included in Intangible assets, net.

Goodwill Impairment Test

After completion of the long-lived assets impairment test, we conducted our goodwill impairment analysis at the level of the reporting unit. It was determined that we have one reporting unit for purposes of evaluating goodwill for impairment and the impairment test was thus performed using our consolidated operations.

In performing the goodwill impairment test, we compared the implied fair value of goodwill to its carrying value by performing a business combination fair value analysis according to the guidance for business combinations, where the fair value of the reporting unit or company is the purchase price for the reporting unit or the company. In estimating the purchase price, we utilized the discounted cash flow method of the income approach. We also considered our market capitalization based on our stock price and the indicated value based on market transactions of comparable companies. We then used a hypothetical purchase price allocation to allocate a portion of the estimated purchase price to goodwill.

As a result of our impairment testing performed as of December 31, 2012, we recorded a $23.0 million impairment charge relating to goodwill in the fourth quarter of 2012.

During 2011, based on a different combination of factors and developments, including the significant decline of our market capitalization below the book value of our net assets and a reduction in the actual and anticipated performance of acquired businesses below our expectations, we determined that our goodwill and certain finite lived tangible asset were likely impaired. We performed impairment testing related to both our goodwill and long-lived assets similar to the approach outlined above. Based on the results of our impairment testing performed in 2011, we recorded impairment charges of $140.5 million, of which $124.3 million relates to goodwill and $16.2 million relates to various fixed and intangible assets.

The following table outlines our impairment charges:

	Year ended December 31,		
	2012	2011	2010
Goodwill	$22,951	$124,305	$—
Intangible assets	4,202	9,918	—
Property and equipment	259	6,300	—
Total impairment charges	**$27,412**	**$140,523**	**$—**

Impairment charges are recognized in Impairment charges on the consolidated statements of operations.

8. Restructuring

In anticipation of the synergies associated with our acquisition of Adenyo, we initiated a restructuring plan in Europe in February 2011, which resulted in a reduction in workforce. Additionally, in the third quarter of 2011, we terminated the employment of our chief executive officer, chief financial officer, chief development officer, and general counsel. As a result of these restructuring plans, we incurred $5.0 million of restructuring charges during the year ended December 31, 2011, primarily related to voluntary and involuntary termination benefits associated with the elimination of redundant functions and positions as well as stock-based compensation charges related to the acceleration of equity awards previously granted to terminated employees.

During the first quarter of 2012, as a part of the overall realignment of our strategic path, our exit from India and the Asia Pacific region and our decision to sell our France and Netherlands subsidiaries, we initiated another restructuring plan. As a result of this restructuring plan, we implemented a reduction in force and incurred costs related to involuntary termination benefits. A portion of the restructuring charges related to this action are included in discontinued operations and $2.5 million is included in Restructuring on the consolidated statements of operations for charges incurred in the U.S. As of December 31, 2012, all restructuring charges that were committed to have been paid.

The following table reconciles restructuring charges related to continuing operations with the associated liabilities (in thousands):

	Involuntary Termination Benefits	Office Relocation Costs	Other Costs, Primary Lease Obligations	Total
Balance as of December 31, 2010	**$ 56**	**$—**	**$ 226**	**$ 282**
Restructuring charges	5,153	—	(196)	4,957
Utilization	(4,336)	—	(30)	(4,366)
Balance as of December 31, 2011	**873**	**—**	**—**	**873**
Restructuring charges	2,447	48	10	2,505
Utilization	(3,320)	(48)	(10)	(3,378)
Balance as of December 31, 2012	**$ —**	**$—**	**$ —**	**$ —**

9. Debt Facilities

Term Loan

We entered into a $20 million term loan with High River on September 16, 2011, and subsequently amended the terms on November 14, 2011 and on February 28, 2012. The term loan accrues interest at 9% per year, which is paid-in-kind quarterly through capitalizing interest and adding it to the principal balance. It is secured by a first lien on substantially all of our assets and is guaranteed by two of our subsidiaries, mCore International and Motricity Canada. On May 10, 2012, we further amended the term loan, by adding a $5.0 million revolving credit facility from High River. No amounts were drawn under the revolving credit facility and it was terminated upon the closing of the rights offering on October 11, 2012. The principal and interest of the term loan are due and payable at maturity on August 28, 2013. The term loan provides High River with a right to accelerate the payment of the term loan if, among other things, we experience an ownership change (within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended ("Code")) that (i) results in a substantial limitation on our ability to use our net operating loss carryforwards and related tax benefits or (ii) if the shares of our Series J preferred stock issued in the rights offering or any other preferred stock we may issue become redeemable at the option of the holders or (iii) if we are required to pay the liquidation preference for such shares. Subject to certain limited exceptions, the term loan is subject to mandatory prepayment (without premium or penalty) from the net proceeds of corporate transactions, including dispositions of assets outside of the ordinary course of business or the issuance of additional debt or equity securities (other than the rights offering that closed on October 11, 2012). The term loan contains certain restrictive covenants, with which we were in full compliance as of December 31, 2012. As of December 31, 2012, the principal and accrued interest balances on the term loan were $20 million and $2.5 million, respectively. The outstanding debt obligation associated with our term loan, including capitalized interest, is classified as a current liability on the consolidated balance sheet as of December 31, 2012, and as a non-current liability as of December 31, 2011, based upon maturity date.

High River is beneficially owned by Mr. Carl C. Icahn, a beneficial holder, as of March 1, 2013, of approximately 30.4% of our outstanding shares of common stock and of approximately 95.5% of our Series J preferred stock. Mr. Brett M. Icahn, a director of the Company, is the son of Mr. Carl C. Icahn, and Mr. Hunter C. Gary, a director of the Company, is married to Mr. Carl C. Icahn's wife's daughter. The term loan as amended with High River was unanimously approved by a committee comprised of disinterested directors of the Company's Board of Directors.

10. Commitments and Contingencies

Operating Leases

We lease office space and equipment under various non-cancellable operating lease agreements. Rent expense for non-cancellable operating leases with scheduled rent increases and landlord incentives is recognized on a straight-line basis over the lease term, beginning with the effective lease commencement date. Our leasing agreements have varying renewal options.

Significant terms of operating lease agreements are as follows:

- We lease approximately 15,059 square feet of office space in Bellevue, Washington. The lease expires on December 31, 2014.
- We lease approximately 13,170 square feet in Seattle, Washington to house a data center. The initial lease term expires on August 31, 2014, and there are two extension periods of 3 to 5 years each.
- We lease approximately 7,785 square feet in New York, New York. The lease expires on November 30, 2018.

- We lease various sales and regional offices throughout the U.S. and Canada. These leases are all operating leases and generally have annual commitment terms with the option to extend either on an annual or month-to-month basis.

Estimated future minimum net rentals payable under these agreements at December 31, 2012 are as follows (in thousands):

2013	$1,085
2014	738
2015	330
2016	337
2017	339
2018	266
Total	**$3,095**

In the preceding table, future minimum annual net rentals payable under non-cancellable operating leases denominated in foreign currencies have been calculated based upon December 31, 2012 foreign currency exchange rates. The table was prepared assuming the maximum commitments currently outstanding, but such commitments could decrease based on termination negotiations. Minimum net rentals payable under non-cancellable operating lease agreements are presented net of tenant allowances, if any.

Rental expense under operating lease agreements during the years ended December 31, 2012, 2011 and 2010 was $2.6 million, $2.8 million and $2.4 million, respectively.

Other Contractual Arrangements

We have entered into several agreements with third-party network service providers, who provide additional operational support to our various datacenters. Under these arrangements, we are obligated to make payments totaling $1.6 million in 2013 and $0.9 million in 2014. We have no further material contractual arrangements past 2014.

Litigation

From time to time, we are subject to claims in legal proceedings arising in the normal course of business. We do not believe that we are currently party to any pending legal action that could reasonably be expected to have a material adverse effect on our business, financial condition, results of operations or cash flows. See *Note 18—Legal Proceedings* for details regarding outstanding litigation.

11. Redeemable Preferred Stock

Series H

On January 3, 2011, 20,654,886 outstanding and accrued shares of Series H redeemable preferred stock were converted into 2,348,181 shares of common stock in conjunction with our election to cause a mandatory conversion of Series H preferred stock to common stock.

Series J

Upon successful completion of our rights offering in October 2012, we issued 1,199,643 shares of Series J preferred stock and 10,149,824 common stock warrants in exchange for approximately $30 million in cash proceeds. Net proceeds from the rights offering of approximately $27.7 million were allocated between Series J preferred stock and common stock warrants based on their estimated relative fair market values at the date of issuance as determined with the assistance of a third party valuation specialist. The portion of the net proceeds from the rights offering attributable to the Series J preferred stock was determined to be approximately $26.4 million and is included in Redeemable preferred stock on our consolidated balance sheet at December 31, 2012. Our Series J preferred stock contains certain redemption features and is classified as mezzanine equity at December 31, 2012 since the shares are (i) redeemable at the option of the holder and (ii) have conditions for redemption which are not solely within our control. The difference between the carrying value of the Series J preferred stock and its liquidation value is being accreted over an anticipated redemption period of 5 years using the effective interest method. Holders of the Series J preferred stock are entitled to an annual dividend of 13%, which is payable in-cash or in-kind at our discretion, on a quarterly basis. Dividends declared on the Series J preferred stock and the accretion reduce the amount of net earnings that are available to common stockholders and are presented as separate amounts on the consolidated statements of operations. Cumulative unpaid dividends due to Series J preferred stockholders at December 31, 2012 were $0.9 million, and are included within Other current liabilities on our consolidated balance sheet. For the year ended December 31, 2012, we recorded $0.1 million of accretion expense associated with our Series J preferred stock.

The shares of Series J preferred stock have limited voting rights and are not convertible into shares of our common stock or any other series or class of our capital stock.

The following is a summary of our Series J Preferred Stock (in thousands, except for share data):

	As of December 31, 2012		
Security	Carrying Value	Liquidation Value	Issued & Outstanding Shares
Series J Preferred Stock	$26,539	$29,991	1,199,643

12. Stock Options, Restricted Stock and Warrants

Overview

Our Board of Directors approved the 2010 Long-Term Incentive Plan ("2010 LTIP") as Amended and Restated on October 28, 2011. We may grant equity awards up to 6,365,621 shares under the 2010 LTIP. Awards granted under the 2010 LTIP may include incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based or cash-based awards. Option terms may not exceed 10 years and the exercise price cannot be less than 100% of the estimated fair market value per share of our common stock on the grant date. Any shares awarded or issued pursuant to the exercise of stock options or vesting of restricted stock units will be authorized and unissued shares of our common stock. The maximum number of shares subject to any.performance award to any participant during any fiscal year shall be 266,666 shares. The maximum cash payment made under a performance award granted to any participant with respect to any fiscal year shall be $5.4 million.

Stock Options

Stock-based compensation expense associated with stock options for the years ended December 31, 2012, 2011 and 2010 was $0.5 million, $3.5 million and $2.2 million, respectively, and was included in datacenter and network operations, product development and sustainment, sales and marketing, general and administrative expenses and restructuring on our consolidated statements of operations.

As of December 31, 2012, there was $0.5 million of total unrecognized stock-based compensation costs, net of estimated forfeitures, related to unvested options that are expected to be recognized over a weighted-average period of 2.75 years.

The following table summarizes all stock option activity for the year ended December 31, 2012:

Stock Options	Shares	Weighted-Average Exercise Price Per Share	Remaining Average Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2011	**1,709,795**	**$11.67**	**6.08**	**$—**
Granted	2,310,922	0.46		
Forfeited	(914,796)	10.99		
Expired	(239,327)	13.05		
Outstanding, December 31, 2012	**2,866,594**	**$ 2.74**	**7.72**	**$—**
Exercisable at December 31, 2012	**295,903**	**$11.91**	**3.48**	**$—**
Vested and expected to vest at December 31, 2012	**963,949**	**$ 6.15**	**4.67**	**$—**

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2012, 2011 and 2010 were $0.14, $5.41 and $6.25, respectively.

There were no options exercised during 2012. The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $0.1 million, and $3.6 million, respectively.

In October 2012, 2,215,000 stock options were granted to various executives and employees. These stock option awards will vest based upon a combination of employee service and the achievement of certain specified market conditions as follows: (i) twenty-five percent (25%) of the shares subject to the option will vest in four (4) equal tranches on each anniversary of the vesting commencement date (i.e., 6.25%); and (ii) the remaining seventy-five percent (75%) of the shares subject to the option will vest on the third (3rd) anniversary of the applicable vesting commencement date, subject to the achievement of the following performance targets: thirty three percent (33%) of seventy-five percent (75%) of the shares of our common stock subject to the option must achieve a target price of $2.00; thirty-three percent (33%) of seventy-five percent (75%) of the shares of our common stock subject to the option must achieve a target price of $4.00; and (iii) thirty-three percent (33%) of seventy-five percent (75%) of the shares of our common stock subject to the option must achieve a target price of $6.00. The target price of our common stock will be determined based upon the average of the closing prices of our shares of common stock on a nationally recognized securities exchange over a ninety (90) day period and if the shares are not so listed, the fair market value will be determined by our board of directors. We utilized the Black-Scholes model to determine the fair value of the 25% of the shares which will vest on each anniversary of the vesting commencement date and utilized the Monte Carlo Simulation model to value the remaining 75% of the shares subject to the option which will vest based upon the achievement of specified stock price performance targets.

We intend to solicit stockholder approval for a one for ten reverse split of our common stock as part of our plan to continue remaining listed on a NASDAQ exchange. If a reverse split is implemented, the number of shares covered by employee stock options and the exercise price for those shares will automatically be correspondingly adjusted and the Board of Directors will consider appropriate revisions to the target prices referred to in the vesting discussion above.

In determining the compensation cost of stock options awards, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for awards with service-based conditions or the Monte Carlo Simulation pricing model for awards with market-based conditions. The assumptions used in these calculations are summarized as follows:

	Year ended December 31,		
	2012	2011	2010
Expected life of options granted	2.5 -5 years	5 years	5 years
Expected volatility	50% - 79%	50%	50.0%
Range of risk-free interest rates	0.7% - 1.9%	1.9% - 2.0%	2.0% - 2.3%
Expected dividend yield	—	—	—

We calculate expected volatility for stock options using historical volatility for a peer group of companies, as we believe the expected volatility will approximate historical volatility of the peer group. The risk-free interest rate for the expected terms of the stock options is based on the U.S. Treasury constant maturities in effect at the time of grant.

Charles Scullion, our interim President of mobile, media and advertising (MMA), resigned in January 2012, resulting in the forfeiture of 193,500 unvested stock options. In November 2012, the employment of James Smith, our interim Chief Executive Officer, terminated. All of Mr. Smith's unvested stock options were canceled upon his termination, resulting in forfeiture of 90,000 stock options.

Restricted Stock Awards and Restricted Stock Units

Stock-based compensation expense associated with restricted stock and restricted stock units for the year ended December 31, 2012, 2011 and 2010 was $2.1 million, $6.5 million and $20.7 million, respectively, and is included in datacenter and network operations, product development and sustainment, sales and marketing and general and administrative expenses.

Additional stock-based compensation expense related to restricted stock awards and units of approximately $0.4 million will be recognized over a weighted-average period of 0.42 years.

Restricted Stock Awards

The following table summarizes all restricted stock award activity for the year ended December 31, 2012:

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Unvested - December 31, 2011	**247,758**	**$11.76**
Granted	555,555	0.45
Vested	(194,131)	11.96
Forfeited	(50,961)	10.59
Unvested - December 31, 2012	**558,221**	**$ 0.54**

Restricted stock awards have voting and dividend rights upon grant and are then considered outstanding. When the restricted stock award is vested, it is then included in weighted-average common shares outstanding. These rights are forfeited should the stock not vest, although some employees were not required to be employed by the Company at the date of the liquidation event or the following lock-up period to receive the shares that vested based on the service period. Restricted stock awards generally vest on a quarterly basis over a four year service period for employees and a one year service period for non-employee directors.

In October 2012, we granted a total of 555,555 restricted stock awards to our non-employee directors in connection with their service to the Company. These restricted stock awards will vest on May 1, 2013.

In November 2012, we terminated the employment of our interim Chief Executive Officer, and as a part of the termination agreement, we accelerated the vesting of all of his outstanding restricted stock awards so that they became fully vested on the termination date.

Restricted Stock Units

The following table summarizes all restricted stock unit activity for the year ended December 31, 2012:

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Unvested - December 31, 2011	**166,709**	**$24.47**
Vested	(33,677)	25.49
Forfeited	(99,905)	23.96
Unvested - December 31, 2012	**33,127**	**$24.14**

Restricted stock units are not considered outstanding or included in weighted-average common shares outstanding until they are vested. Restricted stock units generally vest every other year over a four year service period.

Warrants

Warrants have been primarily issued in conjunction with financing rounds to investors or other parties and none are held by employees. In conjunction with the IPO, the outstanding redeemable preferred stock warrants were automatically converted into common stock warrants when the underlying series of preferred stock were converted into shares of common stock.

During 2011, 11,388 common stock warrants were exercised, resulting in the issuance of 3,004 shares of common stock.

In October 2012, we issued 10,149,824 warrants to purchase common stock at an exercise price of $0.65 per share in connection with the closing of our rights offering. Net proceeds from the rights offering of approximately $27.7 million were allocated between Series J preferred stock and common stock warrants based on their estimated relative fair market values at the date of issuance as determined with the assistance of a third party valuation specialist. The portion of the net proceeds from the rights offering attributable to the common stock warrants was determined to be approximately $1.3 million and is recorded in Additional paid-in capital on our consolidated balance sheet at December 31, 2012.

No common stock warrants were exercised during 2012.

The following table summarizes the outstanding warrants to purchase common stock as of December 31, 2012:

Number of Warrants	Exercise Price Per Share	Expiration Date
1,029	$30.75	February 22, 2013
128,571	32.25	May 16, 2014
107,267	14.54	September 30, 2014
1,770,953	14.54	December 28, 2014
10,149,824	0.65	October 11, 2017
12,157,644		

13. Income Taxes

The following table presents the domestic and foreign components of the pre-tax loss from continuing operations and the income tax provision:

	Year Ended December 31,		
	2012	2011	2010
Income (loss) before tax:			
U.S.	$(15,539)	$(128,877)	$(8,061)
Foreign	(12,534)	(33,293)	97
Total	**$(28,073)**	**$(162,170)**	**$(7,964)**
The income tax provision consisted of the following amounts:			
Current:			
Federal	$ —	$ —	$ —
	$ —	$ —	$ —
Deferred:			
Federal	(268)	(4,826)	1,567
State	(9)	(223)	—
Foreign	—	(146)	—
	(277)	(5,195)	1,567
Total	**$ (277)**	**$ (5,195)**	**$ 1,567**

Income tax benefit for the year ended December 31, 2012 primarily consists of a deferred U.S. tax provision for the difference between book and tax treatment of goodwill associated with the acquisitions of Adenyo and InfoSpace Mobile as well as foreign income taxes. We maintain a full valuation allowance against our net deferred tax assets which precludes us from recognizing a tax benefit for our current operating losses. Our historical lack of profitability is a key factor in concluding there is insufficient evidence of our ability to realize any future benefits from our deferred tax assets.

Significant components of our deferred tax assets and liabilities consist of the following as of December 31:

	Year Ended December 31,		
	2012	2011	2010
Domestic net operating loss carry forwards	$ 116,829	$ 82,896	$ 81,218
Fixed assets	1,682	1,868	(1,404)
Research and development credits	5,165	5,323	5,286
Foreign net operating loss carry forwards	2,656	9,333	1,721
Domestic capital loss carry forward	258	255	246
Compensation accruals	3,265	4,135	5,548
Deferred revenue	20	(612)	(1,209)
Amortization of intangible assets	33,132	28,617	(351)
Allowance for bad debts	64	243	155
Severance and restructuring	63	120	32
Foreign tax credits	1,248	1,469	—
Transaction costs	559	581	—
Other accruals	67	(133)	(444)
Deferred tax assets	165,008	134,095	90,798
Valuation allowance	(165,008)	(134,095)	(90,798)
Net deferred tax assets	**$ —**	**$ —**	**$ —**
Amortization of goodwill	—	(262)	(5,328)
Net deferred tax liability	**$ —**	**$ (262)**	**$ (5,328)**

As of December 31, 2012, the Company provided a full valuation allowance against its gross deferred tax assets because realization of these benefits could not be reasonably assured. The $30.9 million increase in the valuation allowance for the period December 31, 2011 to December 31, 2012 was related to the generation of operating losses during the current year, resulting in large basis differences between book and tax related to intangible assets and goodwill. The deferred tax asset includes net assets acquired in business combinations.

We had research and development tax credit carryforwards of $5.2 million at December 31, 2012 that will begin to expire in 2014.

As of December 31, 2012, the Company had federal and state net operating loss carryforwards of approximately $332.6 million and $39.6 million, respectively. These net operating loss carryforwards begin to expire in varying amounts starting in 2019 and 2014 for federal and state income tax purposes, respectively. The ultimate availability of the federal, and state net operating loss carryforwards to offset future income may be subject to limitation under the rules regarding changes in stock ownership as determined by the Internal Revenue Code.

No provision for deferred U.S. income taxes has been made for consolidated foreign subsidiaries, because to the extent there are future earnings, we intend to permanently reinvest them in those foreign operations. If such earnings were not permanently reinvested, a deferred tax liability may be required.

The Company has determined it has no unrecognized tax benefits as of December 31, 2012 and 2011. Historically, the Company has not incurred interest or penalties associated with unrecognized tax benefits and no interest or penalties were recognized during the years ended December 31, 2012, 2011 or 2010. The Company has adopted a policy whereby amounts related to interest and penalties associated with unrecognized tax benefits are classified as income tax expense when incurred.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the income tax provision as follows:

	Year Ended December 31,		
	2012	2011	2010
United States federal tax at statutory rate	34.0%	34.0%	34.0%
Change in valuation allowance	(75.7)	(18.5)	16.4
State taxes (net of federal benefit)	5.4	0.9	0.2
Tax credit earned	—	1.1	—
Foreign rate differential	(4.2)	—	—
Foreign entity liquidation	14.2	—	—
Effect of rate change	1.7	(0.7)	(42.9)
Provision to return	(0.2)	1.1	(15.6)
Tax attribute limitations	23.2	(5.0)	—
ASC 718 shortfall	(4.4)	—	—
Non-deductible expenses and other	7.0	(9.7)	(11.8)
Effective rate	**1.0**%	**3.2**%	**(19.7)**%

We did not make any income tax payments related to our continuing operations in 2012, 2011 or 2010. The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, due to either the generation of net operating losses or because our subsidiaries have a relatively short corporate life, all tax years for which the Company or one of its subsidiaries filed a tax return remain open.

14. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the period indicated (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net loss attributable to common stockholders	$ (35,293)	$ (195,392)	$ (20,308)
Weighted-average common shares outstanding – basic and diluted	46,056,927	44,859,734	22,962,555
Net loss per share attributable to common stockholders – basic and diluted	$ (0.77)	$ (4.36)	$ (0.88)

Basic and diluted net loss per share attributable to common stockholders has been computed based on net loss and the weighted-average number of common shares outstanding during the applicable period. We calculate potentially dilutive incremental shares issuable using the treasury stock method and the if-converted method, as applicable. The treasury stock method assumes that the proceeds received from the exercise of stock options and warrants, as well as stock option and restricted stock expense yet to be recorded for unvested shares, would be used to repurchase common shares in the market at the average stock price during the period. We have excluded warrants and options to purchase common stock, when the potentially issuable shares covered by these securities are antidilutive. The following table presents the outstanding antidilutive securities at each period end not included in net loss per share attributable to common stockholders:

	Year Ended December 31,		
	2012	2011	2010
Warrants to purchase common stock	12,157,644	2,135,901	2,155,234
Options to purchase common stock	2,866,594	1,709,795	1,531,577
Restricted stock	591,348	414,467	948,313
Series H redeemable preferred stock	—	—	2,347,152
Series J redeemable preferred stock	1,199,643	—	—
Total securities excluded from net loss per share attributable to common stockholders	**16,815,229**	**4,260,163**	**6,982,276**

15. Defined Contribution Plan

We maintain a defined contribution plan ("401(k) Savings Plan") for eligible employees. The 401(k) Savings Plan assets are held in trust and invested as directed by the plan participants, and shares of our common stock are not an eligible investment election. We provide a match on a specified portion of eligible employees' contributions as approved by our board of directors. Historically, we have made matching contributions equal to 50% of the portion of contributions that do not exceed 6% of eligible pay. Our matching contributions, included in General and Administrative expenses, totaled $0.4 million, $0.6 million and $0.7 million in 2012, 2011 and 2010, respectively.

16. Related Party Transactions

On September 16, 2011, we borrowed $20 million from High River pursuant to a secured promissory note, which was amended on November 14, 2011 and February 28, 2012. On May 10, 2012, we further amended the term loan by adding a $5.0 million revolving loan facility from High River. The revolving loan facility was terminated upon the closing of the rights offering on October 11, 2012. The principal and accrued interest of the term loan are due and payable at maturity on August 28, 2013. High River is beneficially owned by Carl C. Icahn, a beneficial holder, as of March 1, 2013, of approximately 30.4% of the Company's outstanding shares of common stock and of approximately 95.5% of our Series J preferred stock. Brett M. Icahn, a director of the Company, is the son of Carl C. Icahn, and Hunter C. Gary, a director of the Company, is married to Carl C. Icahn's wife's daughter. The term loan as amended with High River was unanimously approved by a committee comprised of disinterested directors of the Company's Board of Directors. See *Note 9-Debt Facilities* for more information.

17. Condensed Quarterly Financial Information (Unaudited)

The following tables set forth our unaudited quarterly consolidated statements of operations and other data for the years ended December 31, 2012 and 2011. We have prepared the unaudited quarterly operational data on the same basis as the audited consolidated financial statements included in this report, and have included, in our

Motricity, Inc.

Notes to Consolidated Financial Statements

opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this financial information. Quarterly results are not necessarily indicative of the operating results to be expected for the full fiscal year. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this report. Unaudited quarterly results were as follows (in thousands, except per share data):

	For the three months ended,			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Revenues	$22,786	$22,209	$23,046	$ 22,001
Operating expenses (1)	26,241	21,538	21,643	45,847
Operating income (loss)	(3,455)	671	1,403	(23,846)
Net income (loss) from continuing operations	(4,004)	(166)	536	(24,162)
Net loss from discontinued operations	(4,681)	(1,765)	—	—
Net income (loss) attributable to common stock holders	(8,685)	(1,931)	536	(24,162)
Net income (loss) per share from continuing operations – basic and diluted	$ (0.09)	$ —	$ 0.01	$ (0.52)
Net loss per share from discontinued operations – basic and diluted	(0.10)	(0.04)	—	—
Net income (loss) per share attributable to common stockholders – basic and diluted	$ (0.19)	$ (0.04)	$ 0.01	$ (0.52)

	For the three months ended,			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$24,293	$25,788	$ 24,766	$ 22,899
Operating expenses (2)	30,506	28,246	172,693	27,999
Operating loss	(6,213)	(2,458)	(147,927)	(5,100)
Net loss from continuing operations	(6,615)	(2,888)	(141,749)	(5,723)
Net income (loss) from discontinued operations	474	(1,381)	(32,789)	(4,721)
Net loss attributable to common stock holders	(6,141)	(4,269)	(174,538)	(10,444)
Net loss per share from continuing operations – basic and diluted	$ (0.16)	$ (0.06)	(3.09)	(0.13)
Net income (loss) per share from discontinued operations – basic and diluted	$ 0.01	$ (0.03)	$ (0.71)	$ (0.10)
Net loss per share attributable to common stockholders – basic and diluted	$ (0.15)	$ (0.09)	$ (3.80)	$ (0.23)

(1) Operating expenses for the quarter ended December 31, 2012 includes $27.4 million of impairment charges related to goodwill and certain tangible and intangible assets.

(2) Operating expenses for the quarter ended September 30, 2011 includes $139.5 million of impairment charges related to goodwill and certain tangible and intangible assets.

18. Legal Proceedings

Putative Securities Class Action. We previously announced that Joe Callan filed a putative securities class action complaint in the U.S. District Court, Western District of Washington at Seattle on behalf of all persons who purchased or otherwise acquired common stock of Motricity between June 18, 2010 and August 9, 2011 or in our IPO. The defendants in the case are Motricity, certain of our current and former directors and officers, including Ryan K. Wuerch, James R. Smith, Jr., Allyn P. Hebner, James N. Ryan, Jeffrey A. Bowden, Hunter C. Gary, Brett Icahn, Lady Barbara Judge CBE, Suzanne H. King, Brian V. Turner; and the underwriters in our IPO, including J.P. Morgan Securities, Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets Corporation, Robert W. Baird & Co Incorporated, Needham & Company, LLC and Pacific Crest Securities LLC. The complaint alleges violations under Sections 11 and 15 of the Securities Act of 1933, as amended, (the "Securities Act") and Section 20(a) of the Securities Exchange Act (the "Exchange Act") by all defendants and under Section 10(b) of the Exchange Act by Motricity and those of our former and current officers who are named as defendants. The complaint seeks, inter alia, damages, including interest and plaintiff's costs and rescission. A second putative securities class action complaint was filed by Mark Couch in October 2011 in the same court, also related to alleged violations under Sections 11 and 15 of the Securities Act, and Sections 10(b) and 20(a) of the Exchange Act. On November 7, 2011, the class actions were consolidated, and lead plaintiffs were appointed pursuant to the Private Securities Litigation Reform Act. On December 16, 2011, plaintiffs filed a consolidated complaint which added a claim under Section 12 of the Securities Act to its allegations of violations of the securities laws and extended the putative class period from August 9, 2011 to November 14, 2011. The plaintiffs filed an amended complaint on May 11, 2012 and a second amended complaint on July 11, 2012. On August 1, 2012, we filed a motion to dismiss the second amended complaint, which was granted on January 17, 2013.

Derivative Actions. In addition, during September and October 2011, three shareholder derivative complaints were filed against us and certain of our current and former directors and officers (including Ryan K. Wuerch, James R. Smith, Jr., Allyn P. Hebner, James N. Ryan, Jay A. Bowden, Hunter C. Gary, Brett Icahn, Lady Barbara Judge CBE, Suzanne H. King, Brian V. Turner, James L. Nelson and Jay Firestone) in the U.S. District Court, Western District of Washington at Seattle. The complaints allege various violations of state law, including breaches of fiduciary duties and unjust enrichment based on alleged false and misleading statements in press releases and other SEC filings disseminated to shareholders. The derivative complaints seek, inter alia, a monetary judgment, restitution, disgorgement and a variety of purported corporate governance reforms. Two of the derivative actions were consolidated on October 27, 2011. On November 8, 2011, the parties filed a stipulation to stay completely the consolidated derivative action until the Court rules on the forthcoming dismissal motion in the consolidated class action. The court granted the parties' stipulation on November 10, 2011, thereby staying the consolidated derivative action. On November 14, 2011, the third derivative action was transferred to the consolidated derivative proceeding, thereby subjecting it to the proceeding's litigation stay.

From time to time, we are subject to claims in legal proceedings arising in the normal course of business. We do not believe that we are currently party to any pending legal action that could reasonably be expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Year Ended December 31, 2012	2011	2010
Tax Valuation Allowance:			
Beginning balance	$134,095	$ 90,799	$92,612
Charged to net loss	31,161	43,296	(1,813)
Ending balance	165,256	134,095	90,799
Allowance for Doubtful Accounts:			
Beginning balance	$ 905	$ 437	$ 250
Charged to costs and expenses	(230)	883	329
Charges utilized/write-offs	(393)	(421)	(142)
Effect of foreign currency translation	5	6	—
Ending balance	$ 287	$ 905	$ 437

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

PricewaterhouseCoopers LLP ("PWC") served as our independent registered public accounting firm for the year ended December 31, 2010, and subsequently resigned on September 20, 2011. During the fiscal year ended December 31, 2010 and through September 20, 2011, there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the subject matter of such disagreements in connection with its reports on the financial statements for such years or subsequently. On September 21, 2011, the Audit Committee approved the appointment of Grant Thornton LLP ("Grant Thornton") as the Company's independent registered public accounting firm. Grant Thornton served as our independent registered public accountant for the years ended December 31, 2012 and 2011.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There has been no change in our internal control over financial reporting during the fiscal year 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (or the COSO criteria).

Based on our assessment, management believes that, as of December 31, 2012 the Company's internal controls over financial reporting were effective.

Item 9B. Other Information.

We did not hold an annual meeting of stockholders in 2012, and we currently anticipate that we will hold our 2013 annual meeting of stockholders (the "2013 Annual Meeting") on Monday, April 15, 2013 in New York, NY. Any proposal by a stockholder to be presented at the 2013 Annual Meeting, and to be considered for inclusion in the Company's proxy statement, must be received at the Company's executive office at 601 West 26th Street, Suite 415, New York, NY 10001 no later than the close of business on March 18, 2013 and must otherwise comply with the SEC's rules.

If you intend to present a proposal at the 2013 Annual Meeting other than for inclusion in the Company's proxy statement, or if you want to nominate one or more directors, you must give timely written notice thereof to the Corporate Secretary at the address above. In accordance with the Company's By-Laws, because no annual meeting was held in 2012, written notice must be received no later than March 26, 2013, which is the 15th day following the day on which public announcement of the date of such meeting is made.

You may contact the Corporate Secretary at the address above for a copy of the relevant By-Law provisions regarding the requirements for making stockholder proposals and nominating director candidates.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated by reference to our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2012.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2012.

Item 13. Certain Relationships, Related Transactions and Director Independence.

The information required by this Item is incorporated by reference to our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2012.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to our Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

1. Financial Statements

The following consolidated financial statements are submitted in Part II, Item 8 of this annual report:

2. Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

All other financial statement schedules have been omitted because the required information is either included in the financial statements or the notes thereto or is not applicable.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTRICITY, INC.

Date: March 11, 2013

By: /s/ Richard Stalzer
Richard Stalzer
Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicted have signed this report below.

Signature	Title	Date
/s/ Richard Stalzer **Richard Stalzer**	Chief Executive Officer, Principal Executive Officer	March 11, 2013
/s/ Nathan Fong **Nathan Fong**	Chief Financial Officer, Principal Financial and Accounting Officer	March 11, 2013
/s/ James L. Nelson **James L. Nelson**	Chairman of the Board	March 11, 2013
/s/ Hunter C. Gary **Hunter C. Gary**	Director	March 11, 2013
/s/ Brett M. Icahn **Brett M. Icahn**	Director	March 11, 2013
/s/ Jaffrey A. Firestone **Jaffrey A. Firestone**	Director	March 11, 2013
/s/ Kevin Lewis **Kevin Lewis**	Director	March 11, 2013

EXHIBIT INDEX

EXHIBIT NO.	Incorporated by Reference	Description of Documents
2.1	II	Arrangement Agreement, dated as of March 12, 2011, by and among Adenyo Inc., 7761520 Canada Inc., Motricity, Inc. and the other parties thereto
3.1	A	Restated Certificate of Incorporation
3.2	B	Bylaws
3.3	EE	Amended and Restated Certificate of Designations relating to the 13% Series J Preferred Stock
4.1	Y	Form of the Company's Common Stock Certificate
4.2	U	Form of the Company's Series J Preferred Stock Certificate
4.5	FF	Warrant Agreement by and between the Company and American Stock Transfer & Trust Company
10.1	D	Master Services Agreement, dated as of December 30, 2008, between GlobalLogic, Inc. and Motricity, Inc. ‡
10.2	D	Second Amended and Restated Wireless Services Agreement #00014249, dated as of July 22, 2005, between InfoSpace Mobile, Inc. and Cingular Wireless LLC, as amended ‡
10.3	D	WAP 2.0 Hosting Agreement, dated as of June 24, 2004, between Premium Wireless Services USA, Inc. d/b/a InfoSpace Mobile and Cellco Partnership d/b/a Verizon Wireless, as amended ‡
10.4	E	Amendment Number 9 to WAP 2.0 Hosting Agreement, dated as of June 24, 2004, dated as of November 8, 2010, between Motricity, Inc. and Cellco Partnership d/b/a Verizon Wireless
10.5	F	Amendment Number 8 to WAP 2.0 Hosting Agreement, dated as of June 24, 2004, dated as of June 30, 2010, between Motricity, Inc. and Cellco Partnership d/b/a Verizon Wireless ‡
10.6	F	Amendment Number 7 to WAP 2.0 Hosting Agreement, dated as of June 24, 2004, dated as of March 29, 2010, between Motricity, Inc. and Cellco Partnership d/b/a Verizon Wireless ‡
10.7	B	Office Lease, dated as of December 21, 2007, between WA-Three Bellevue Center, LLC and Motricity, Inc. ‡
10.9	C	Employment Offer Letter, dated as of January 7, 2009, between Motricity, Inc. and James R. Smith, Jr.
10.10	D	Form of First Amendment to Employment Offer Letter Agreement of Executive Officers
10.11	C	Amended and Restated 2004 Stock Incentive Plan of Motricity, Inc., as amended through August 4, 2005
10.12	D	Motricity, Inc. 2010 Amended and Restated Corporate Incentive Plan ‡
10.13	B	Motricity, Inc. 2010 Long-Term Incentive Plan
10.14	B	Form of Stock Option Agreement under 2004 Plan

EXHIBIT NO.	Incorporated by Reference	Description of Documents
10.15	B	Form of Restricted Stock Grant Agreement under 2004 Plan
10.16	C	Form of Motricity, Inc. Indemnification Agreement
10.17	D	Form of Stock Option Agreement under the 2010 Long-Term Incentive Plan
10.18	D	Certificate of Amendment to the 2004 Stock Incentive Plan of Motricity, Inc.
10.19	E	Master Service Agreement, dated as of October 1, 2010, between Motricity Inc. and AT&T Services, Inc.
10.20	E	Service Exhibit No. 20100607.090.S.002, dated as of October 1, 2010, between Motricity, Inc. and AT&T Services, Inc. ‡
10.21	F	Form of Restricted Stock Agreement under the 2010 Long-Term Incentive Plan
10.22	G	Arrangement Agreement, dated January 30, 2011, among Adenyo Inc., 7761520 Canada Inc. and Motricity, Inc. and Michael Orr, as shareholder representative
10.23	H	Development Work Agreement, dated as of May 18, 2010, between PT XL Axiata Tbk., and Motricity, Inc. ‡
10.24	H	Software License and Maintenance Agreement, dated as of May 18, 2010, between PT XL Axiata Tbk., and Motricity, Inc. ‡
10.25	H	System Supply, Integration and Managed Services Agreement, dated as of May 18, 2010, between PT XL Axiata Tbk., and Motricity, Inc. ‡
10.26	I	Second Amendment to Letter Agreement, dated as of April 19, 2011, by and between James R. Smith, Jr. and Motricity, Inc.
10.27	V	Amendment Number 10 to Agreement Number 750-67761-2004 Between Cellco Partnership D/B/A Verizon Wireless and Motricity, Inc. ‡
10.28	J	2011 Corporate Incentive Plan
10.29	K	Agreement by and between Brian Turner and Motricity, Inc. dated July 11, 2011
10.30	L	Release Agreement between Motricity, Inc. and James Ryan, dated August 12, 2011
10.31	M	Release Agreement between Motricity, Inc. and Ryan K. Wuerch, dated August 21, 2011
10.32	M	Third Amendment to Letter Agreement between Motricity, Inc. and James R. Smith, Jr., dated August 21, 2011
10.33	N	Interim Services Agreement between Motricity, Inc. and SFN Professional Services LLC, dated August 24, 2011
10.34	O	Release Agreement between Motricity, Inc. and Allyn P. Hebner, dated August 31, 2011
10.35	O	Release Agreement between Motricity, Inc. and Richard E. Leigh, Jr., dated August 31, 2011
10.36	P	Promissory Note issued by Motricity, Inc. in favor of High River Limited Partnership, dated September 16, 2011
10.37	P	Security Agreement between Motricity, Inc. and High River Limited Partnership, dated September 16, 2011

EXHIBIT NO.	Incorporated by Reference	Description of Documents
10..38	Q	Executive Employment Agreement between Motricity, Inc. and Charles Scullion, dated May 12, 2011
10.39	Q	Letter Agreement between Motricity, Inc. and Charles Scullion, dated September 29, 2011
10.40	Q	Motricity, Inc. Executive Officer Severance/Change in Control Plan
10.41	R	Motricity, Inc. 2010 Long-Term Incentive Plan, as amended
10.42	S	First Amendment to Service Exhibit No. 20100607.090.S.002 between Motricity, Inc. and AT&T Services, Inc., dated September 1, 2011 ‡
10.43	S	Fourth Amendment to the Second Amended and Restated Wireless Services Agreement #00014249 between Motricity, Inc. (formerly known as InfoSpace Mobile, Inc.) and AT&T Mobility LLC (formerly known as Cingular Wireless LLC), dated September 1, 2011 ‡
10.44	S	Motricity, Inc. Amended and Restated 2011 Corporate Incentive Plan ‡
10.45	S	First Amendment to the System Supply, Integration and Managed Services Agreement between PT XL Axiata Tbk. and PT Motricity Indonesia, dated June 30, 2011
10.46	T	First Amendment to Promissory Note by and between Motricity, Inc. and High River Limited Partnership, dated November 14, 2011
10.47	W	Employment Offer Letter, between Motricity, Inc. and Richard Stalzer
10.48	W	Release Agreement, dated as of January 22, 2012 between Motricity, Inc. and Charles Scullion
10.49	X	Amended and Restated Promissory Note issued by Motricity, Inc. in favor of High River Limited Partnership, dated February 28, 2012.*
10.50	X	Amended and Restated Security Agreement by and between Motricity, Inc. and mCore International, Inc. with and in favor of High River Limited Partnership dated February 28, 2012.*
10.51	Z	First Amendment to Amended and Restated Promissory Note by and between High River Limited Partnership and Motricity, Inc., dated May 10, 2012
10.52	AA	2012 Corporate Incentive Plan‡
10.53	BB	Employment Offer Letter, between the Motricity, Inc. and Nathan Fong, dated May 21, 2012
10.54	BB	Amendment to Employment Offer Letter, between the Motricity, Inc. and Richard Stalzer, dated May 22, 2012
10.55	CC	Motricity, Inc. Amended and Restated Severance/Change in Control Plan, as amended
10.56	CC	2012 Form of Named Executive Officer Option Agreement under the 2012 Long-Term Incentive Plan
10.57	DD	Lease Termination Agreement, by and between Kilroy Realty, L.P. and Motricity, Inc., dated June 12, 2012

EXHIBIT NO.	Incorporated by Reference	Description of Documents
10.58	GG	Limited Waiver from High River Limited Partnership, dated September 12, 2012
10.59	JJ	Fifth Amendment, dated as of September 17, 2012, to the Second Amended and Restated Wireless Service Agreement between Motricity, Inc. and AT&T Mobility.#
10.60	JJ	Second Amendment, dated as of September 19, 2012, to the Appcenter Service Exhibit No. 20100607.090.S.002#
10.61	HH	Release Agreement by and between Motricity, Inc. and James R. Smith, Jr., dated November 21, 2012
10.62	HH	Second Amendment to the Offer Letter by and between Motricity, Inc. and Richard Stalzer, as of November 15, 2012
10.63	HH	Amendment to the Offer Letter by and between Motricity, Inc. and Nathan Fong, as of November 15, 2012
10.64	HH	Offer Letter by and between Motricity, Inc. and Richard Sadowsky, dated November 15, 2012
16.1	P	Letter from PricewaterhouseCoopers LLP dated September 22, 2011
23.1		Consent of Grant Thornton LLP*
23.2		Consent of PricewaterhouseCoopers LLP*
31.1		Certification of Richard Stalzer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2		Certification of Nathan Fong pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1		Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Executive Officer.**
32.2		Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Chief Financial Officer.**
101.INS		XBRL Instance Document**
101.SCH		XBRL Taxonomy Extension Schema Document***
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document***
101.LAB		XBRL Taxonomy Extension Label Linkbase Document***
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document***
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document***

* Filed herewith.

** Furnished herewith.

*** Users of this data are advised that, pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934, and are otherwise not subject to liability under these sections.

‡ Confidential treatment was granted for certain provisions of this Exhibit pursuant to Exchange Act Rule 24b-2. These provisions have been omitted from the filing and submitted separately to the Securities and Exchange Commission.

\# Confidential treatment was requested for certain provisions of this Exhibit pursuant to Exchange Act Rule 24b-2. These provisions have been omitted from the filing and submitted separately to the Securities and Exchange Commission.

(1) If not filed herewith, filed as an exhibit to the document referred to by letter as follows:

A Registration Statement on Form S-1/A, File No. 333-164471, filed on June 15, 2010
B Registration Statement on Form S-1/A, File No. 333-164471, filed on April 26, 2010
C Registration Statement on Form S-1, File No. 333-164471, filed January 22, 2010
D Registration Statement on Form S-1/A, File No. 333-164471, filed June 2, 2010
E Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed on November 3, 2010
F Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2010, filed on August 6, 2010
G Amendment to Current Report on Form 8-K, originally filed on January 31, 2011, filed on Form 8-K/A on February 1, 2011
H Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on January 18, 2012
I Current Report on Form 8-K, filed on April 22, 2011
J Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed on May 5, 2011
K Current Report on Form 8-K, filed on July 15, 2011
L Current Report on Form 8-K, filed on August 17, 2011
M Current Report on Form 8-K, filed on August 22, 2011
N Current Report on Form 8-K, filed on August 25, 2011
O Current Report on Form 8-K, filed on September 7, 2011
P Current Report on Form 8-K, filed on September 22, 2011
Q Current Report on Form 8-K, filed on October 5, 2011
R Current Report on Form 8-K, filed on November 2, 2011
S Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed on November 21, 2011
T Current Report on Form 8-K, filed on November 14, 2011
U Amendment No. 5 to Registration Statement on Form S-3, File No. 333-178309, on Form S-1, filed July 9, 2012
V Amendment No. 1 Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed on January 18, 2012
W Current Report on Form 8-K, filed on January 23, 2012
X Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 13, 2012
Y Registration Statement on Form S-1, File No. 333-164471, filed with the Commission on May 14, 2010
Z Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on May 10, 2012
AA Amendment to Current Report on Form 8-K, originally filed on May 23, 2012, filed on Form 8-K/A on June 21, 2012
BB Current Report on Form 8-K, filed on May 29, 2012
CC Current Report on Form 8-K, filed on May 31, 2012
DD Current Report on Form 8-K, filed on June 27, 2012
EE Registration Statement on Form S-1 filed on August 22, 2012
FF Current Report on Form 8-K, filed on October 12, 2012
GG Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed on November 8, 2012
HH Current Report on Form 8-K, filed on November 21, 2012
II Current Report on Form 8-K, filed on March 18, 2011
JJ Amendment to Current Report on Form 8-K, originally filed on September 21, 2012, filed on Form 8-K/A on November 6, 2012

BOARD OF DIRECTORS

James L. Nelson Chairman *Retired Chairman and CEO* *Eaglescliff Corporation* *(Investment banking company)*	D
Jaffrey A. Firestone *Chief Executive Officer* *Prodigy Pictures Inc.* *(Media)*	D
Hunter C. Gary *Senior Vice President* *Icahn Enterprises, L.P.* *(Diversified Holding Company)*	D
Brett M. Icahn *Portfolio Manager* *Icahn Capital LP* *(Private investment fund manager)*	D
Kevin Lewis *Former CMO and SVP, Online* *Blockbuster* *(Media)*	D

EXECUTIVE OFFICERS

Richard Stalzer *Chief Executive Officer*	O
Nathan Fong *Chief Financial Officer, Chief Operating Officer and Treasurer*	O
Richard Sadowsky *Chief Administrative Officer and General Counsel*	O